   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 8, 1998
                                                     REGISTRATION NO. 333-47495
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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                                ---------------

                             AMENDMENT NO. 2
                                      TO
                                   FORM S-1
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                                ---------------
                              NVIDIA CORPORATION
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                                ---------------

         DELAWARE                    3674                    94-3177549
     (STATE OR OTHER          (PRIMARY STANDARD           (I.R.S. EMPLOYER
     JURISDICTION OF      INDUSTRIAL CLASSIFICATION    IDENTIFICATION NUMBER)
     INCORPORATION OR            CODE NUMBER)
      ORGANIZATION)

                                1226 TIROS WAY
                              SUNNYVALE, CA 94086
                                (408) 617-4000
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                                ---------------
                                JEN-HSUN HUANG
                            CHIEF EXECUTIVE OFFICER
                              NVIDIA CORPORATION
                                1226 TIROS WAY
                              SUNNYVALE, CA 94086
                                (408) 617-4000
(NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)
                                  COPIES TO:
           JAMES C. GAITHER                       LARRY W. SONSINI
            ERIC C. JENSEN                      JAMES N. STRAWBRIDGE
            KARYN R. SMITH                         JON C. GONZALES
          COOLEY GODWARD LLP              WILSON SONSINI GOODRICH & ROSATI
    ONE MARITIME PLAZA, 20TH FLOOR            PROFESSIONAL CORPORATION
        SAN FRANCISCO, CA 94111                  650 PAGE MILL ROAD
            (415) 693-2000                       PALO ALTO, CA 94304
                                                   (650) 493-9300

                                ---------------
  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the Registration Statement becomes effective.
  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box. [_]
  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement number for the same offering. [_]
  If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. [_]
  If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [_]

                                ---------------
  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT THAT SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(A), MAY DETERMINE.
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++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
PROSPECTUS (Subject to Completion)

Issued June 8, 1998


                                        Shares

                                [LOGO OF NVIDIA]

                                  COMMON STOCK

                                  -----------

ALL  OF THE  SHARES  OF COMMON  STOCK  OFFERED  HEREBY ARE  BEING  SOLD BY  THE
 COMPANY. PRIOR TO THIS OFFERING, THERE HAS BEEN NO PUBLIC MARKET FOR THE COMMON STOCK OF THE COMPANY. IT IS CURRENTLY ESTIMATED THAT THE INITIAL
  PUBLIC  OFFERING  PRICE WILL  BE  BETWEEN  $     AND  $     PER SHARE.  SEE
  "UNDERWRITERS"  FOR  A  DISCUSSION  OF  THE FACTORS  TO  BE  CONSIDERED  IN
   DETERMINING THE INITIAL PUBLIC OFFERING PRICE. THE SHARES OF COMMON STOCK
    OFFERED HEREBY HAVE BEEN APPROVED  FOR QUOTATION ON THE NASDAQ  NATIONAL
     MARKET UNDER THE SYMBOL "NVDA" SUBJECT TO OFFICIAL NOTICE OF ISSUANCE.

                                  -----------

 THIS OFFERING INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS" COMMENCING ON
                                 PAGE 6 HEREOF.

                                  -----------

THESE  SECURITIES HAVE NOT BEEN APPROVED  OR DISAPPROVED BY THE SECURITIES  AND
 EXCHANGE  COMMISSION   OR  ANY  STATE  SECURITIES  COMMISSION  NOR   HAS  THE
  SECURITIES  AND  EXCHANGE COMMISSION  OR  ANY  STATE SECURITIES  COMMISSION
   PASSED  UPON   THE  ACCURACY   OR  ADEQUACY   OF  THIS   PROSPECTUS.  ANY
            REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                  -----------

                               PRICE $    A SHARE

                                  -----------

                                                      UNDERWRITING
                                            PRICE TO  DISCOUNTS AND  PROCEEDS TO
                                             PUBLIC  COMMISSIONS (1) COMPANY (2)
                                            -------- --------------- -----------
Per Share..................................  $        $               $
Total(3)................................... $        $               $

-----
  (1) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriters."
  (2) Before deducting expenses payable by the Company estimated at
      $1,150,000.
  (3) The Company has granted the Underwriters an option, exercisable within 30 days of the date hereof, to purchase up to an aggregate of additional Shares at the price to public less underwriting discounts and commissions for the purpose of covering over-allotments, if any. If the Underwriters exercise such option in full, the total price to public, underwriting discounts and commissions and proceeds to Company will be
      $        , $         and $       , respectively. See "Underwriters."

                                  -----------

  The Shares are offered, subject to prior sale, when, as and if accepted by the Underwriters named herein and subject to approval of certain legal matters by Wilson Sonsini Goodrich & Rosati, Professional Corporation, counsel for the Underwriters. It is expected that delivery of the Shares will be made on or
about              , 1998 at the office of Morgan Stanley & Co. Incorporated,
New York, N.Y., against payment therefor in immediately available funds.

                                  -----------

MORGAN STANLEY DEAN WITTER
                                HAMBRECHT & QUIST
                                                                CIBC OPPENHEIMER
      , 1998

[Description of illustration: four computer monitors depicting 3D rendering of a building exterior, a game image, an anatomy illustration and the eye of a frog. The caption is "Awesome 3D graphics-mainstream". The NVIDIA name and logo also are depicted.]

Text to accompany artwork:

NVIDIA designs, develops and markets 3D graphics processors and related software that provide high performance interactive 3D graphics to the mainstream PC market.

  CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK, SPECIFICALLY, THE UNDERWRITERS MAY OVERALLOT IN CONNECTION WITH THE OFFERING, AND MAY BID FOR, AND PURCHASE, SHARES OF COMMON STOCK IN THE OPEN MARKET. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITERS."

 [Description of illustration: Two-page computer display 3D rendering of a frog on a lilypad]

                 MAKING FANTASY REALITY AND REALITY FANTASTIC.

ARTWORK TEXT:

FOCUS ON MAINSTREAM

PC users today can easily differentiate the quality of graphics and prefer PCs that provide a superior visual experience. NVIDIA's strategy is to achieve market leadership in the high volume mainstream PC market by providing compelling 3D graphics performance at competitive prices.

AWARD-WINNING TECHNOLOGY

NVIDIA's RIVA128 graphics processor is a highly integrated single-chip solution that supports high performance interactive 3D graphics applications while simultaneously optimizing 2D graphics and providing VGA compatibility and DVD playback. The benefits and performance of the RIVA128 graphics processor have received significant industry validation and have enabled the Company's customers to win over 40 industry awards.

LEADING OEMS

NVIDIA's strategy is to enable leading OEM customers to differentiate their products in a highly competitive marketplace by using NVIDIA's high performance 3D graphics processors. The Company's products are used by five of the top ten PC OEMs in the United States--Compaq, Dell, Gateway 2000, Micron and Packard Bell NEC--and by leading add-in board manufacturers such as Diamond and STB.

[OEM LOGOs]

                               PROSPECTUS SUMMARY

  The following summary is qualified in its entirety by the more detailed information and the financial statements and notes thereto appearing elsewhere in this Prospectus. This Prospectus contains forward-looking statements that involve risks and uncertainties. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth under "Risk Factors" and elsewhere in this Prospectus.

                                  THE COMPANY

  NVIDIA designs, develops and markets 3D graphics processors and related software that provide high performance interactive 3D graphics to the mainstream PC market. The Company's graphics processors are designed to deliver a highly immersive, interactive 3D experience with realistic imagery and stunning effects. The RIVA128 and RIVA128ZX graphics processors provide superior processing power at competitive prices and are architected to take advantage of mainstream industry standards such as Microsoft's Direct3D API. The highly integrated design of the Company's graphics processors combines high performance 3D and 2D graphics on a single chip and provides a simpler and lower cost graphics solution relative to competing solutions, including multi-chip or multi-board 2D/3D graphics subsystems.

  NVIDIA designed the RIVA128 graphics processor to enable PC OEMs and add-in board manufacturers to build award-winning products by delivering state-of-the-art interactive 3D graphics capability to end users while maintaining affordable prices. The Company believes that by developing 3D graphics solutions that provide superior performance and address the key requirements of the mainstream PC market, it will accelerate the adoption of 3D graphics throughout this market. The benefits and performance of the RIVA128 graphics processor have received significant industry validation and have enabled the Company's customers to win over 80 industry awards. NVIDIA's graphics processors currently are designed into products offered by five of the top ten PC OEMs in the United States--Compaq, Dell, Gateway 2000, Micron and Packard Bell NEC--and by leading add-in board manufacturers such as Diamond and STB.

                                  THE OFFERING

Common Stock offered.................       shares
Common Stock to be outstanding after
 the offering........................       shares(1)
Use of proceeds...................... For general corporate purposes, including capital expenditures and working capital.
                                      See "Use of Proceeds."
Nasdaq National Market symbol........ NVDA

                             SUMMARY FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                    YEAR ENDED DECEMBER 31,            QUARTER ENDED
                          PERIOD FROM INCEPTION ----------------------------------  -------------------
                           (APRIL 5, 1993) TO                                       MARCH 30, MARCH 29,
                            DECEMBER 31, 1993    1994     1995     1996     1997      1997      1998
                          --------------------- -------  -------  -------  -------  --------- ---------
STATEMENT OF OPERATIONS
 DATA:
Total revenue...........         $  --          $   --   $ 1,182  $ 3,912  $29,071   $    65   $37,662
Gross profit (loss).....            --              --      (367)     874    7,845      (143)   10,103
Operating income (loss).           (506)         (1,351)  (6,470)  (2,993)  (2,560)   (1,144)    2,947
Net income (loss).......           (484)         (1,361)  (6,377)  (3,077)  (2,691)   (1,176)    2,180
Basic net income (loss)
 per share(2)...........         $ (.07)        $  (.19) $  (.56) $  (.27) $  (.21)  $  (.10)  $   .15
Diluted net income
 (loss) per share(2)....         $ (.07)        $  (.19) $  (.56) $  (.27) $  (.21)  $  (.10)  $   .08
Shares used in basic per
 share computation(2)...          6,784           7,048   11,365   11,383   12,677    11,578    14,142
Shares used in diluted
 per share
 computation(2).........          6,784           7,048   11,365   11,383   12,677    11,578    25,729

                                                              MARCH 29, 1998
                                                          ----------------------
                                                          ACTUAL  AS ADJUSTED(3)
                                                          ------- --------------
BALANCE SHEET DATA:
Cash and cash equivalents................................ $ 8,640      $
Total assets.............................................  36,738
Capital lease obligations, less current portion..........   2,143
Total stockholders' equity...............................   9,257

-------
(1) Based on the number of shares outstanding as of March 29, 1998. Excludes
    (i) 6,066,833 shares of Common Stock issuable upon the exercise of options outstanding at a weighted average exercise price of $3.91 per share, (ii) 158,806 shares of Common Stock issuable upon the exercise of warrants outstanding at a weighted average exercise price of $2.10 per share, (iii) 3,911,457 shares of Common Stock reserved for future grants under the Company's 1998 Equity Incentive Plan, (iv) 300,000 shares reserved for future grants under the Company's 1998 Non-Employee Directors' Stock Option Plan, (v) 500,000 shares of Common Stock reserved for issuance under the Company's 1998 Employee Stock Purchase Plan and (vi) 131,750 shares of Common Stock issuable upon exercise of options granted after March 29, 1998. See "Management--Employee Benefit Plans" and Notes 3 and 8 of Notes to Financial Statements.
(2) See Note 1 of Notes to Financial Statements for an explanation of the determination of the number of shares used in per share computations.
(3) Adjusted to reflect the sale of the      shares of Common Stock offered
    hereby at an assumed initial public offering price of $      per share and
    after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by the Company. See "Use of Proceeds" and "Capitalization."

  NO PERSON IS AUTHORIZED IN CONNECTION WITH ANY OFFERING MADE HEREBY TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN AS CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, ANY SECURITIES OTHER THAN THE REGISTERED SECURITIES TO WHICH IT RELATES OR AN OFFER TO, OR A SOLICITATION OF, ANY PERSON IN ANY JURISDICTION WHERE SUCH AN OFFER OR SOLICITATION WOULD BE UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                               ----------------

  UNTIL               , 1998 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL
DEALERS EFFECTING TRANSACTIONS IN THE REGISTERED SECURITIES, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS DELIVERY REQUIREMENT IS IN ADDITION TO THE OBLIGATIONS OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

                               ----------------

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
Prospectus Summary........................................................    3
The Company...............................................................    5
Risk Factors..............................................................    6
Use of Proceeds...........................................................   21
Dividend Policy...........................................................   21
Capitalization............................................................   22
Dilution..................................................................   23
Selected Financial Data...................................................   24
Management's Discussion and Analysis of Financial Condition and Results of
 Operations...............................................................   25
Business..................................................................   34
Management................................................................   47
Certain Transactions......................................................   56
Principal Stockholders....................................................   57
Description of Capital Stock..............................................   59
Shares Eligible for Future Sale...........................................   61
Underwriters..............................................................   63
Legal Matters.............................................................   64
Experts...................................................................   64
Additional Information....................................................   65
Index to Financial Statements.............................................  F-1

                               ----------------

  The Company intends to furnish to its stockholders annual reports containing financial statements audited by an independent public accounting firm and quarterly reports for the first three quarters of each year containing unaudited interim financial information.

                               ----------------

  NVIDIA is a registered trademark of the Company and the Company has filed for trademark protection for the NVIDIA logo. The Company and ST
Microelectronics, Inc. have filed jointly for trademark protection for RIVA128. All other trademarks or service marks appearing in this Prospectus are the property of their respective owners.

                               ----------------

  Except as set forth in the financial statements or as otherwise indicated herein, information in this Prospectus (i) gives effect to the reincorporation of the Company from California to Delaware in April 1998, (ii) gives effect to the conversion of all of the Company's outstanding shares of Preferred Stock into shares of Common Stock, which will occur automatically upon the closing of this offering, and (iii) assumes that the Underwriters' over-allotment option is not exercised. See "Description of Capital Stock" and "Underwriters." The Company's fiscal years ended on December 31 from 1993 to 1997. Effective January 1, 1998, the Company changed its fiscal year end from December 31 to a 52- or 53-week year ending on the last Sunday in December. All general references to years relate to the above fiscal years unless otherwise noted.

                                  THE COMPANY

  NVIDIA designs, develops and markets 3D graphics processors and related software that provide high performance interactive 3D graphics to the mainstream PC market. The Company's graphics processors incorporate a "fast-and-wide" 100 megahertz, 128-bit graphics architecture that is designed to deliver a highly immersive, interactive 3D experience with realistic imaging and stunning effects. The Company's RIVA128 and RIVA128ZX graphics processors provide superior processing power at competitive prices and are architected to take advantage of mainstream industry standards such as Microsoft Corporation's ("Microsoft") Direct3D application programming interface ("API"). The highly integrated design of the RIVA128 and RIVA128ZX graphics processors combines high performance 3D and 2D graphics on a single chip and provides a simpler and lower cost graphics solution relative to competing solutions, including multi-chip or multi-board 2D/3D graphics subsystems.

  Interactive 3D graphics technology is emerging as one of the most significant new computing developments since the introduction of the graphical user interface. The visually engaging and interactive nature of 3D graphics responds to consumers' demands for a convincing simulation of reality beyond what is possible with traditional 2D graphics. The fundamental interactive capability of 3D graphics is expected to make it a natural and compelling medium for existing and emerging applications for entertainment, Internet, business and education.

  The Company believes that a PC's interactive 3D graphics capability represents one of the primary means by which users differentiate among various systems. PC users today can easily differentiate the quality of graphics and prefer personal computers that provide a superior visual experience. These factors have dramatically increased demand for 3D graphics processors; Mercury Research estimates that 3D graphics will be standard in every PC unit shipped by 2001. Mercury Research also estimates that 8.6 million 3D graphics processors were sold in 1997 and 180 million will be sold in 2001.

  The Company's products allow users to enjoy a highly immersive, interactive 3D experience with compelling visual quality, realistic motion and complex object and scene interaction at real-time frame rates. By providing this level of performance at an affordable price to OEMs and end users, the Company believes that it will accelerate the adoption of interactive 3D graphics throughout the mainstream PC market. The Company's objective is to be the leading supplier of high performance 3D graphics processors for PCs. The Company's strategy to achieve this objective includes focusing on the mainstream PC market, targeting leading OEM customers, extending its technological leadership in 3D graphics and increasing its market share by leveraging strategic alliances.

  NVIDIA's products are used by five of the top ten PC OEMs in the United States--Compaq Computer Corporation ("Compaq"), Dell Computer Corporation ("Dell"), Gateway 2000, Inc. ("Gateway 2000"), Micron Technology, Inc. ("Micron") and Packard Bell NEC, Inc. ("Packard Bell NEC")--and leading add-in board manufacturers such as Diamond Multimedia Systems, Inc. ("Diamond") and STB Systems, Inc. ("STB"). The RIVA128 graphics processor has received significant industry validation and has enabled the Company's customers to receive over 80 awards from recognized industry publications, including PC Magazine, PC Computing, PC World, Computer Gaming World, PC Games and CNET.

  NVIDIA was incorporated in California in April 1993 and reincorporated in Delaware in April 1998. The Company's executive offices are located at 1226 Tiros Way, Sunnyvale, California 94086, and its telephone number is (408) 617-4000.

                                 RISK FACTORS

  In addition to the other information in this Prospectus, the following factors should be considered carefully in evaluating an investment in the shares of Common Stock offered hereby. This Prospectus contains forward-looking statements that involve risks and uncertainties. The Company's actual results may differ materially from the results discussed in such forward-looking statements. Factors that may cause such a difference include, but are not limited to, those discussed below, in the sections entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business" and elsewhere in this Prospectus.

  Unpredictable and Fluctuating Operating Results. Many of the Company's revenue components fluctuate and are difficult to predict, and its operating expenses are largely independent of revenue in any particular period. It is therefore difficult for the Company to accurately forecast revenue and profits or losses. The Company believes that, even if it does achieve significant sales of its products, quarterly and annual results of operations will be affected by a variety of factors that could materially adversely affect revenue, gross profit and results of operations. Factors that have affected the Company's results of operations in the past, and are likely to affect the Company's results of operations in the future, include, among others, demand and market acceptance for the Company's products; the successful development of next-generation products; unanticipated delays or problems in the introduction or performance of next-generation products; market acceptance of the products of the Company's customers; new product announcements or product introductions by the Company's competitors; the Company's ability to introduce new products in accordance with OEM design requirements and design cycles; changes in the timing of product orders due to unexpected delays in the introduction of products of the Company's customers or due to the life cycles of such customers' products ending earlier than anticipated; fluctuations in the availability of manufacturing capacity or manufacturing yields; competitive pressures resulting in lower than expected average selling prices; the volume of orders that are received and that can be fulfilled in a quarter; the rescheduling or cancellation of customer orders; the unanticipated termination of a strategic relationship; seasonal fluctuations associated with the tendency of PC sales to decrease in the second quarter and increase in the second half of each calendar year; and the level of expenditures for research and development and sales, general and administrative functions of the Company. For example, the Company began shipping the RIVA128ZX graphics processor in March 1998 and experienced difficulties in achieving volume production. The Company believes that these production issues have been resolved, and it began volume production of the RIVA128ZX graphics processor in the second quarter of 1998. However, there can be no assurance that the Company will not experience difficulties related to the production of current or future products or that other factors will not delay the introduction or volume sale of new products developed by the Company. The Company believes that quarterly and annual results of operations also could be affected in the future by other factors, including changes in the relative volume of sales of the Company's products; seasonality in the PC market; the ability of the Company to reduce the process geometry of its products; supply constraints for the other components incorporated into its customers' products; the loss of a key customer; a reduction in the amount of royalties received from ST Microelectronics, Inc. ("ST"); changes in the pricing of dynamic random access memory devices ("DRAMs") or other components; legal and other costs related to defending intellectual property litigation; costs associated with protecting the Company's intellectual property; inventory write-downs; and foreign exchange rate fluctuations. Any one or more of these factors could result in the Company failing to achieve its expectations as to future revenue or net income.

  Because most operating expenses are relatively fixed in the short term, the Company may be unable to adjust spending sufficiently in a timely manner to compensate for any unexpected sales shortfall, which could materially adversely affect quarterly results of operations. The Company will be required to reduce prices in response to competition or to pursue new market opportunities. If new competitors, technological advances by existing competitors or other competitive factors require the Company to invest significantly greater resources than anticipated in research and development or sales and marketing efforts, the Company's business, financial condition and results of operations could be materially adversely affected. Accordingly, the Company believes that period-to-period comparisons of its results of operations should not be relied upon as an indication of future performance. In addition, the results of any quarterly period are not indicative of results to be expected for a full fiscal year. As a result of fluctuating operating results or other factors discussed below, in certain future quarters the Company's results of operations may be below the expectations of public market analysts or investors. In such event, the market price of the Company's Common Stock would be materially adversely affected. See "--Absence of Prior Trading Market; Potential Volatility of Stock Price" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

  Limited Operating History; History of Losses; No Assurance of Profitability. The Company has a limited operating history upon which investors may evaluate the Company and its prospects. The Company's recent revenue growth may not be sustainable and should not be considered indicative of future revenue growth, if any. As of March 29, 1998, the Company's accumulated deficit was approximately $11.8 million. Although the Company generated net income in the quarters ended March 29, 1998 and December 31, 1997, it incurred significant losses in each other quarter of fiscal 1997 and in each quarter of its prior fiscal years. There can be no assurance that in the future the Company will be profitable on a quarterly or annual basis. The Company's prospects must be considered in light of the significant risks, challenges and difficulties frequently encountered by companies in their early stage of development, particularly companies in intensely competitive and rapidly evolving markets such as the 3D graphics processor market and semiconductor industry. To address these risks, the Company must, among other things, successfully increase the scope of its operations, respond to competitive and technological developments, continue to attract, retain and motivate qualified personnel and continue to commercialize products incorporating innovative technologies. There can be no assurance that the Company will be successful in addressing these risks and challenges. See "--Highly Competitive Environment; Intel's Entry into the Market," "--Dependence on New Product Development; Need to Manage Product Transitions," "--Management of Growth," "--Dependence on Key Personnel" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

  Dependence on Emerging Mainstream PC 3D Graphics Market. The Company's success will depend in part upon the demand for 3D graphics for mainstream PC applications. The market for 3D graphics on mainstream PCs has only recently begun to emerge and is dependent on the future development of, and substantial end-user and OEM demand for, 3D graphics functionality. As a result, there can be no assurance that the market for mainstream PC 3D graphics computing will continue to develop or grow at a rate sufficient to support the Company's business. The development of the market for 3D graphics on mainstream PCs will in turn depend on the development and availability of a large number of mainstream PC software applications that support or take advantage of 3D graphics capabilities. Currently there are only a limited number of such software applications, most of which are games, and there can be no assurance that a broader base of software applications will develop in the near term or at all. Until very recently, the majority of multimedia PCs incorporated only 2D graphics acceleration technology, and as a result, the majority of graphics applications currently available for mainstream PCs are written for 2D acceleration technology. Consequently, there can be no assurance that a broad market for full function 3D graphics on mainstream PCs will develop. If the market for mainstream PC 3D graphics fails to develop or develops more slowly than expected, the Company's business, financial condition and results of operations would be materially adversely affected. See "--Dependence on the PC Market."

  Dependence upon Acceptance of the Company's 3D Graphics Solution for the Mainstream PC Market. The Company's success will depend in part upon broad adoption of its 3D graphics processors for high performance 3D graphics in mainstream PC applications. The market for 3D graphics processors has been characterized by unpredictable and sometimes rapid shifts in the popularity of products, often caused by the publication of competitive industry benchmark results, changes in DRAM pricing and other changes in the total system cost of add-in boards, as well as by severe price competition and by frequent new technology and product introductions. Only a small number of products have achieved broad market acceptance and such market acceptance, if achieved, is difficult to sustain due to intense competition. Since the Company has no other product line, the Company's business, financial condition and results of operations would be materially adversely affected if for any reason its current or future 3D graphics processors do not achieve widespread acceptance in the mainstream PC market. If the Company is unable to complete the timely development of or successfully and cost-effectively manufacture and deliver products that meet the requirements of the mainstream PC market, the Company's business, financial condition and results of operations would be materially adversely affected. In addition, the PC industry is seasonal, and the Company expects that its financial results in the future will be affected by such seasonality.

  Demand for the Company's products has been and will continue to be significantly affected by actual and anticipated changes in the price and supply of DRAM products or other components used with PC graphics processors. Recently, large supplies of synchronous DRAMs ("SDRAMs") resulted in significant price declines for such components. This price decrease has lowered the total system cost to customers of competitive products that use such SDRAMS, as compared to the Company's RIVA128 graphics processor, which is designed to operate using only synchronous graphic DRAMS ("SGDRAMS"), which are relatively more expensive than SDRAMs. The Company expects that such unfavorable price competition may negatively impact sales of the Company's products. The Company expects to release a version of its RIVA128ZX graphics processor shortly that will operate either with SDRAMS or SGDRAMS. There can be no assurance that the Company will be successful in designing the RIVA128ZX graphics processor to operate with SDRAMS or that future fluctuations in price of components used by customers of PC graphics processors will not have a material adverse effect on the Company's business, financial condition or results of operations.

  The sub-$1,000 segment of the mainstream PC market has grown rapidly in recent quarters. The Company currently does not have a product offering to address this market segment. If the Company is unable to introduce a product that addresses this market segment and the sub-$1,000 segment continues to account for an increasing percentage of the units sold in the mainstream PC market, the Company's business, financial condition or results of operations could be materially adversely affected.

  Highly Competitive Environment; Intel's Entry into the Market. The market for 3D graphics processors for mainstream PCs in which the Company competes is intensely competitive and is characterized by rapid technological change, evolving industry standards and declining average selling prices. NVIDIA believes that the principal factors of competition in this market are performance, conformity to industry-standard APIs, software support, access to customers and distribution channels, manufacturing capabilities, price of graphics processors and total system costs of add-in boards. The Company expects competition to increase both from existing competitors and new market entrants with products that may be less costly than the Company's 3D graphics processors or may provide better performance or additional features not provided by the Company's products. There can be no assurance that the Company will be able to compete successfully in the emerging mainstream PC 3D graphics market.

  NVIDIA's primary source of competition is from companies that provide or intend to provide 3D graphics solutions for the mainstream PC market. These include (i) new entrants in the 3D graphics processor market with existing presence in the PC market, such as Intel Corporation ("Intel"), (ii) suppliers of graphics add-in boards that utilize their internally developed graphics chips, such as ATI Technologies, Inc. ("ATI") and Matrox Electronic Systems Ltd. ("Matrox"), (iii) suppliers of 2D graphics chips that are introducing 3D functionality as part of their existing solutions, such as S3 Incorporated ("S3") and Trident Microsystems, Inc. ("Trident"), (iv) companies that have traditionally focused on the professional market and provide high end 3D solutions for PCs and workstations, including 3Dlabs Inc., Ltd. ("3Dlabs"), Real3D and Silicon Graphics, Inc. ("SGI"), and (v) companies with strength in the interactive entertainment market, such as Chromatic Research, Inc. ("Chromatic"), 3Dfx Interactive, Inc. ("3Dfx") and Rendition, Inc. ("Rendition").

  In March 1998, Intel began shipping the i740, a 3D graphics accelerator that is targeted at the mainstream PC market. Intel has significantly greater resources than the Company, and there can be no assurance that the Company's products will compete effectively against the i740 or any future products introduced by Intel, that the Company will be able to compete effectively against Intel or that Intel will not introduce additional products that are competitive with the Company's products in either performance or price or both. NVIDIA expects Intel to continue to invest heavily in research and development and new manufacturing facilities, to maintain its position as the largest manufacturer of PC microprocessors and one of the largest manufacturers of motherboards, to increasingly dominate the PC platform and to promote its product offerings through advertising campaigns designed to engender brand loyalty among PC users. Intel may in the future develop graphics add-in cards or graphics-enabled motherboards using its i740 3D graphics accelerators or other graphics accelerators, which could directly compete with graphics add-in cards or graphics-enabled motherboards that the Company's customers may develop. In addition, due to the widespread industry acceptance of Intel's microprocessor architecture and interface architecture, including its Accelerated Graphics Port ("AGP"), Intel exercises significant influence over the PC industry generally, and any significant modifications by Intel to the AGP, the microprocessor or other aspects of the PC microprocessor architecture could result in incompatibility with the Company's technology, which would have a material adverse effect on the Company's business, financial condition and results of operations. In addition, any delay in the public release of information relating to such modifications could have a material adverse effect on the Company's business, financial condition or results of operations.

  In April 1998, SGI and Intel announced a strategic relationship, which includes a broad patent cross-license agreement. The Company believes that this agreement will provide SGI with access to Intel processors for the development of SGI workstations. In addition, the Company believes that under the cross-license agreement Intel will have access to SGI graphics patents, which may allow Intel to compete more effectively with the Company. SGI also may compete directly with the Company as a result of this relationship with Intel. There can be no assurance that the Company will be able to compete successfully against SGI or Intel. SGI filed a patent infringement lawsuit against the Company in April 1998. See "--Legal Proceedings" and "Business-- Legal Proceedings."

  In addition to Intel, the Company competes with suppliers of graphics add-in boards that utilize their internally developed graphics chips, such as ATI and Matrox. NVIDIA also competes with companies that typically have operated in the PC 2D graphics market and that now offer 3D graphics capability as an enhancement to their 2D graphics solutions, such as S3 and Trident. Many of these competitors have introduced 3D graphics functionality on new versions of existing graphics chips. In addition, NVIDIA's competitors include companies that traditionally have focused on the production of high end 3D graphics systems targeted at the professional market, such as 3Dlabs and Real3D. While these companies produce high performance 3D graphics systems, they historically have done so at a significantly higher price point than the Company and have focused on the professional and engineering market. Some of these companies are developing lower cost versions of their 3D graphics technology to bring workstation-like 3D graphics to mainstream PCs, and there can be no assurance that the Company will be able to compete successfully against them. For example, 3Dlabs markets the PERMEDIA 2, a graphics accelerator designed for the mainstream PC market. NVIDIA also competes with companies that have recently entered or are expected to enter the market with an integrated 3D/2D graphics solution, but which have not traditionally manufactured 2D graphics solutions, such as Chromatic, 3Dfx and Rendition. In addition to the Company's known competitors, the Company anticipates that there will be new entrants in the graphics processor market, and there can be no assurance that the Company will compete effectively against any such new competitors.

  Several of the Company's current and potential competitors have substantially greater financial, technical, manufacturing, marketing, distribution and other resources, greater name recognition and market presence, broader product lines for the PC market, longer operating histories, lower cost structures and larger customer bases than the Company. As a result, they may be able to adapt more quickly to new or emerging technologies and changes in customer requirements. Regardless of the relative qualities of the Company's products, the market power, product breadth and customer relationships of its larger competitors, particularly Intel, can be expected to provide such competitors with substantial competitive advantages. The Company does not seek to compete on the basis of price alone, but may be forced to lower prices to compete effectively. There can be no assurance that the Company will be able to compete successfully in the emerging mainstream PC 3D graphics market.

  Dependence on New Product Development; Need to Manage Product Transitions. The Company's business, financial condition and results of operations will depend to a significant extent on its ability to successfully develop new products for the 3D graphics market. The Company's add-in board manufacturers and major OEM customers typically introduce new system configurations as often as twice per year, typically based on spring and fall design cycles. Accordingly, the Company's existing products must have competitive performance levels or the Company must timely introduce new products with such performance characteristics in order to be included in new system configurations. The Company must anticipate the features and functionality that consumers will demand, incorporate those features and functionality into products that meet the exacting design requirements of PC OEMs and add-in board manufacturers, price its products competitively and introduce the products to the market within the limited window for PC OEM and add-in board manufacturer design cycles. As a result, the Company believes that significant expenditures for research and development will continue to be required in the future. The success of new product introductions will depend on several factors, including proper new product definition, timely completion and introduction of new product designs, the ability of ST, Taiwan Semiconductor Manufacturing Co. ("TSMC") and any additional manufacturers to effectively manufacture new products, the ability of the Company to design products that effectively utilize the process technologies of ST, TSMC or any other third-party manufacturers, the quality of any new products, differentiation of new products from those of the Company's competitors and market acceptance of the Company's and its customers' products. There can be no assurance that any new products the Company expects to introduce will incorporate the features and functionality demanded by PC OEMs, add-in board manufacturers and consumers of 3D graphics, will be successfully developed or will be introduced within the appropriate time to meet both the PC OEMs' design cycles and market demand. The Company has in the past experienced delays in the development of some new products, as discussed below. The failure by the Company to successfully develop, introduce or achieve market acceptance for new 3D graphics products would have a material adverse effect on the Company's business, financial condition and results of operations.

  As markets for the Company's 3D graphics processors develop and competition increases, the Company anticipates that product life cycles will remain short and average selling prices ("ASPs") will continue to decline. In particular, ASPs and gross margins for the Company's 3D graphics processors are expected to decline as each product matures and as per order unit volumes increase. As a result, the Company will need to introduce new products and enhancements to existing products to maintain overall average selling prices and gross margins. In order for the Company's 3D graphics processors to achieve high volumes, leading PC OEMs and add-in board manufacturers must select the Company's 3D graphics processor for design into their products, and then successfully complete the designs of their products and sell them. There can be no assurance that the Company will successfully identify new product opportunities, develop and bring to market in a timely fashion such new products, that any such new products will be selected for design into PC OEMs' and add-in board manufacturers' products, that such designs will be successfully completed or that such products will be sold. As the complexity of its products increases, there is an increasing risk that the Company will experience problems with the performance of such products and that there will be delays in the development or introduction of such products. In particular, the Company began shipping the RIVA128ZX graphics processor in March 1998 and experienced difficulties in achieving volume production. The Company believes that these production issues have been resolved, and the Company began volume production of the RIVA128ZX graphics processor in the second quarter of 1998. There can be no assurance, however, that the Company will not experience difficulties related to the production of current or future products or that other factors will not delay the introduction or volume sale of new products developed by the Company. There also can be no assurance that the Company will be able to successfully manage the production transition risks with respect to the RIVA128ZX graphics processor or other future products. Failure to achieve any of the foregoing with respect to the RIVA128ZX graphics processor, future products or product enhancements could result in rapidly declining ASPs, reduced margins, reduced demand for products or loss of market share, any of which could have a material adverse effect on the Company's business, financial condition or results of operations. In addition, there can be no assurance that technologies developed by others will not render the Company's 3D graphics products non-competitive or obsolete, which would have a material adverse effect on the Company's business, financial condition and results of operations.

  In the design and development of new products and product enhancements, the Company relies on certain third-party software development tools. While the Company currently is not dependent on any one vendor for the supply of such tools, there can be no assurance that all or any of such tools will be readily available in the future. For example, the Company has experienced delays in the introduction of products in the past as a result of the inability of then-available software development tools to fully simulate the complex features and functionalities of the Company's products. There can be no assurance that the design requirements necessary to meet consumer demands for more features and greater functionality from 3D graphics products in the future will not exceed the capabilities of any such software development tools. If the software development tools used by the Company become unavailable or fail to produce designs that meet consumer demands, the Company's business, financial condition or results of operations could be materially adversely affected.

  Legal Proceedings. On April 9, 1998, the Company was notified that SGI had filed a patent infringement lawsuit against the Company in the United States District Court for the District of Delaware. The suit alleges that the sale and use of the Company's RIVA family of 3D graphics processors infringes a United States patent held by SGI. The suit seeks unspecified damages (including treble damages), an order permanently enjoining further alleged infringement and attorneys' fees. On May 11, 1998, the Company was notified that S3 had filed a patent infringement lawsuit against the Company in the United States District Court for the Northern District of California. The suit alleges that the sale and use of the Company's RIVA family of 3D graphics processors infringes three United States patents held by S3. The suit seeks unspecified damages (including treble damages), preliminary and permanent orders enjoining further alleged infringement and attorneys' fees. The Company has filed answers to each suit and has filed counter-claims asserting that the patents in each suit are neither infringed nor valid. Based on its investigation to date, the Company believes that it has meritorious defenses to the claims brought and the Company intends to defend itself vigorously with respect to both lawsuits.

  S3 also has filed a motion for preliminary injunction to bar the Company's manufacture or sale of the RIVA128 products pending a final determination of the lawsuit. The motion is set to be argued to the court on July 28, 1998, and is based on one of the three patents asserted by S3. The Company believes that it has meritorious defenses to the preliminary injunction motion and intends to defend itself vigorously.

  The Company expects that the litigation with SGI and S3 will likely result in significant expense to the Company and divert the efforts of the Company's technical and management personnel, whether or not such litigation results in a favorable determination for the Company. In the event of an adverse result in either suit, the Company could be required to do one or more of the following: pay substantial damages (including treble damages); preliminarily or permanently cease the manufacture, use and sale of any infringing products; expend significant resources to develop non-infringing technology; or obtain a license from SGI or S3 for any infringing technology. Either of these suits could result in limitations on the Company's ability to market its products, delays and costs associated with redesigning its products or payments of license fees or other payments to SGI or S3, any of which would have a material adverse effect on the Company's business, financial condition and results of operations.

  Importance of Design Wins. The Company's future success will depend in large part on achieving design wins, which entails having its existing and future products chosen as the 3D graphics processors for hardware components or subassemblies designed by PC OEMs and add-in board manufacturers. The Company's add-in board manufacturers and major OEM customers typically introduce new system configurations as often as twice per year, typically based on spring and fall design cycles. Accordingly, the Company's existing products must have competitive performance levels or the Company must timely introduce new products with such performance characteristics in order to be included in new system configurations. The failure to achieve one or more design wins would have a material adverse effect on the Company's business, financial condition and results of operations. The process of being qualified for inclusion in a PC OEM's product can be lengthy and could cause the Company to miss a cycle in the demand of end users for a particular product feature, which also could materially adversely affect the Company's business, financial condition or results of operations.

  The Company's ability to achieve design wins will depend in part on its ability to identify and ensure compliance with evolving industry standards. Unanticipated changes in industry standards could render the Company's products incompatible with products developed by major hardware manufacturers and software developers, including Intel and Microsoft, which would require the Company to invest significant time and resources to redesign its products to ensure compliance with relevant standards. If the Company's products are not in compliance with prevailing industry standards for a significant period of time, the Company's ability to achieve design wins could be materially adversely affected. The failure to achieve design wins, due to any of the foregoing factors or otherwise, would result in the loss of any potential sales volume that could be generated by such newly designed PC hardware component or board subassembly and would give a competitive advantage to the 3D graphics processor manufacturer that achieved such design win.

  Dependence on the PC Market. In 1997 and the first quarter of 1998, the Company derived all of its revenue from the sale or license of products for use in PCs, and the Company expects to continue to derive substantially all of its revenue from the sale or license of products for use in PCs. The PC market is characterized by rapidly changing technology, evolving industry standards, frequent new product introductions and significant price competition, resulting in short product life cycles and regular reductions of average selling prices over the life of a specific product. Although the PC market has grown substantially in recent years, there can be no assurance that such growth will continue. A reduction in sales of PCs, or a reduction in the growth rate of such sales, would likely reduce demand for the Company's products. Moreover, such changes in demand could be large and sudden. Since PC manufacturers often build inventories during periods of anticipated growth, they may be left with excess inventories if growth slows or if they have incorrectly forecast product transitions. In such cases, PC manufacturers may abruptly suspend substantially all purchases of additional inventory from suppliers such as the Company until the excess inventory has been absorbed. Any reduction in the demand for PCs generally, or for a particular product that incorporates the Company's 3D graphic processors, could have a material adverse effect on the Company's business, financial condition or results of operations.

  Customer Concentration; Risks of Order and Shipment Uncertainties. The Company has only a limited number of customers and its sales are highly concentrated. The Company primarily sells its products to add-in board manufacturers, which incorporate graphics products in the boards they sell to PC OEMs. Sales to STB and Diamond accounted for 63% and 31%, respectively, of the Company's total revenue in 1997 and 49% and 39%, respectively, of the Company's total revenue in the first quarter of 1998. Sales to add-in board manufacturers primarily are dependent on achieving design wins with leading PC OEMs, and the Company believes that the large majority of its revenue in its most recent three quarters was attributable to products that ultimately were incorporated into PCs sold by Compaq, Dell, Gateway 2000, Micron and Packard Bell NEC. The number of add-in board manufacturers and leading PC OEMs is limited, and the Company expects that a small number of add-in board manufacturers directly, and a small number of PC OEMs indirectly, will continue to account for a substantial portion of its revenue for the foreseeable future. In particular, the Company expects that sales to STB and Diamond will continue to account for a substantial portion of its revenue for the foreseeable future. As a result, the Company's business, financial condition and results of operations could be materially adversely affected by the decision of a single PC OEM or add-in board manufacturer to cease using the Company's products or by a decline in the number of products sold by a single PC OEM or add-in board manufacturer or by a small number of customers. In addition, there can be no assurance that revenue from add-in board manufacturers or PC OEMs that have directly or indirectly accounted for significant revenue in past periods, individually or as a group, will continue, or if continued, will reach or exceed historical levels in any future period.

  Substantially all of the Company's sales are made on the basis of purchase orders rather than long-term agreements. As a result, the Company may commit resources to the production of products without having received advance purchase commitments from customers. Any inability to sell products to which the Company has devoted significant resources could have a material adverse effect on the business, financial condition or results of operations of the Company. In addition, cancellation or deferral of product orders could result in the Company holding excess inventory, which could have a material adverse effect on the Company's profit margins and restrict its ability to fund its operations. The Company recognizes revenue upon shipment of products to the customer. Refusal by customers to accept shipped products, or delays or difficulties in collecting accounts receivable could result in significant charges against income, which could have a material adverse effect on the Company's business, financial condition or results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

  Management of Growth. The Company's rapid growth has placed, and is expected to continue to place, a significant strain on the Company's managerial, operational and financial resources. As of March 29, 1998, the Company had 119 employees as compared to 44 employees as of March 30, 1997, and the Company expects that the number of its employees will increase substantially over the next 12 months. The Company's financial and management controls, reporting systems and procedures are very limited and will need to be upgraded significantly. Although some new controls, systems and procedures have been implemented, the Company's future growth, if any, will depend on its ability to continue to implement and improve operational, financial and management information and control systems on a timely basis, as well as its ability to maintain effective cost controls, and any failure to do so effectively could have a material adverse effect on the Company's business, financial condition or results of operations. Further, the Company will be required to manage multiple relationships with various customers and other third parties. There can be no assurance that the Company's systems, procedures or controls will be adequate to support the Company's operations or that the Company's management will be able to achieve the rapid execution necessary to successfully implement its strategy. The Company's inability to effectively manage any future growth would have a material adverse effect on the Company's business, financial condition and results of operations. In addition, the Company's lease for its facilities will expire in August 1998, and the Company will be required to secure larger facilities in order to accommodate its growth. An inability of the Company to secure adequate facilities on reasonable terms, or an inability to effectively manage the transition to larger facilities, could have a material adverse effect on the Company's business, financial condition or results of operations. See "Business--Employees," "--Facilities" and "Management."

  Dependence on Third-Party Manufacturers; Absence of Manufacturing Capacity; Manufacturing Risks. The Company does not manufacture the semiconductor wafers used for its products and does not own or operate a wafer fabrication facility. The Company's products require wafers manufactured with state-of-the-art fabrication equipment and techniques. Substantially all of the Company's products currently are manufactured by ST in Crolles, France pursuant to a strategic collaboration agreement (the "ST Agreement"), and the Company has recently established a relationship with TSMC as a second semiconductor manufacturer. The Company obtains manufacturing services from both ST and TSMC on a purchase order basis, and neither ST nor TSMC has any obligation to provide the Company with any specified minimum quantities of product. Because the lead time needed to establish a strategic relationship with a new manufacturing partner could be several months, there is no readily available alternative source of supply for any specific product. A manufacturing disruption experienced by ST or TSMC would impact the production of the Company's products for a substantial period of time, which would have a material adverse effect on the Company's business, financial condition and results of operations. For example, in December 1997, the Company experienced low manufacturing yields at ST. The Company believes that long-term market acceptance for the Company's products will depend on reliable relationships with ST, TSMC and any other manufacturers used by the Company to ensure adequate product supply to respond to customer demand. ST has only recently begun to manufacture the Company's products in commercial quantities, and there can be no assurance that ST will be able to meet the Company's near-term or long-term manufacturing requirements. In addition, the Company's relationship with TSMC has only recently been established, and there can be no assurance that this relationship will meet the business objectives of the Company. Both ST and TSMC fabricate wafers for other companies, including certain competitors of the Company, and ST also manufactures wafers for its own needs, and either could choose to prioritize capacity for other uses or reduce or eliminate deliveries to the Company on short notice.

  There are many other risks associated with the Company's dependence upon third-party manufacturers, including reduced control over delivery schedules, quality assurance, manufacturing yields and cost; risks associated with international operations; the potential lack of adequate capacity during periods of excess demand; limited warranties on wafers supplied to the Company; and potential misappropriation of the Company's intellectual property. The Company is dependent primarily on ST and, to a lesser extent, TSMC, and expects in the future to continue to be dependent upon third-party manufacturers to produce wafers of acceptable quality and with acceptable manufacturing yields, to deliver those wafers to the Company and its independent assembly and testing subcontractors on a timely basis and to allocate to the Company a portion of their manufacturing capacity sufficient to meet the Company's needs. The Company's wafer requirements represent a very small portion of the total production capacity of ST. Although the Company's products are designed using ST's process design rules, there can be no assurance that ST will be able to achieve or maintain acceptable yields or deliver sufficient quantities of wafers on a timely basis or at an acceptable cost. Additionally, there can be no assurance that ST will continue to devote resources to the production of the Company's products or continue to advance the process design technologies on which the manufacturing of the Company's products are based. Any such difficulties would have a material adverse effect on the Company's business, financial condition and results of operations. See "--Dependence on Third-Party Subcontractors for Assembly and Testing," "--Risks Associated with International Operations" and "Business--Manufacturing."

  Dependence on ST Microelectronics. In addition to the Company's reliance on ST to manufacture the Company's products, the Company licenses certain technology on a non-exclusive basis from ST for use with the Company's products. The inability of the Company to continue to license this technology could result in delays or cancellations in product shipments until equivalent technology can be identified, licensed or developed, and integrated with the Company's products. The ST Agreement also grants ST a worldwide license to sell the RIVA128 and RIVA128ZX graphics processors. Royalty revenue from sales of the RIVA128 graphics processor by ST represented 6% and 12% of the Company's total revenue in 1997 and the first quarter of 1998, respectively. The Company expects royalty revenue from ST to decrease in the second quarter of 1998 and subsequent quarters. In February 1998, ST and 3Dlabs established a supply relationship for the manufacture by ST of 3Dlabs' PERMEDIA 2 3D graphics accelerator. There can be no assurance that ST will not establish similar relationships with other competitors of the Company or that sales of the Company's products by ST will not be adversely affected by ST's relationship with 3Dlabs or any other competitor of the Company. Sales by ST of products similar to the Company's products could result in a decrease in the Company's revenue, which would have a material adverse effect on the Company's business, financial condition and results of operations. See "-- Dependence on Third-Party Manufacturers; Absence of Manufacturing Capacity; Manufacturing Risks," "--Dependence on Third-Party Subcontractors for Assembly and Testing" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

  Under the ST Agreement, ST also has a worldwide license to incorporate the technology underlying the RIVA128 and RIVA128ZX graphics processors (including the source code and architecture) (the "RIVA Technology") in its own products, subject to certain limitations on the modification of such technology, and a right to receive software engineering and quality support from the Company for the RIVA Technology through December 31, 1998. There can be no assurance that ST will not develop and market products competitive with those of the Company that contain additional features, better functionality and lower pricing. Because ST has substantially greater financial, technical, manufacturing, marketing, distribution and other resources than the Company, there can be no assurance that the Company will be able to compete successfully against any such ST product. The failure of the Company to successfully compete against any such ST product could have a material adverse effect on the Company's business, financial condition or results of operations.

  Dependence on Key Personnel. The Company's performance will be substantially dependent on the performance of its executive officers and key employees, many of whom have worked together for only a short period of time. In particular, each of the Company's Chief Financial Officer, Vice President, Product Marketing and Vice President, Corporate Marketing joined the Company in December 1997. None of the Company's officers or employees is bound by an employment agreement, and the relationships of such officers and employees with the Company are, therefore, at will. The Company does not have "key person" life insurance policies on any of its employees. The loss of the services of any of its executive officers, technical personnel or other key employees, particularly Jen-Hsun Huang, the Company's President and Chief Executive Officer, would have a material adverse effect on the Company's business, financial condition and results of operations. The Company's success will depend on its ability to identify, hire, train and retain highly qualified technical and managerial personnel. Competition for such personnel is intense, and there can be no assurance that the Company will be able to identify, attract, assimilate or retain highly qualified technical and managerial personnel in the future. The inability to attract and retain the necessary technical and managerial personnel would have a material adverse effect on the Company's business, financial condition and results of operations. See "Business--Employees" and "Management."

  Manufacturing Yields. The fabrication of semiconductors is a complex process. Contaminants, defects in masks used to print circuits on wafers, difficulties in the fabrication process and other factors can cause a substantial percentage of wafers to be rejected or a significant number of die on each wafer to be nonfunctional. These problems are difficult to diagnose and time-consuming and expensive to remedy. As a result, semiconductor companies frequently encounter difficulties in achieving acceptable product yields. When production of a new product begins, as with the RIVA128ZX graphics processor, the Company typically pays for wafers, which may or may not have any functional products. Accordingly, the Company bears the financial risk until production is stabilized. Once production is stabilized, the Company pays for functional die only. The Company typically begins wafer production in advance of stabilized yields. Failure to stabilize yields or failure to achieve acceptable yields would materially adversely affect the Company's revenue, gross profit and results of operations. For example, in December 1997, the Company experienced low manufacturing yields at ST. Any similar occurrences in the future could have a material adverse effect on the Company's business, financial condition or results of operations.

  Semiconductor manufacturing yields are a function both of product design, which is developed largely by the Company, and process technology, which is typically proprietary to the manufacturer. Since low yields may result from either design or process technology failures, yield problems may not be effectively determined or resolved until an actual product exists that can be analyzed and tested to identify process sensitivities relating to the design rules that are used. As a result, yield problems may not be identified until well into the production process, and resolution of yield problems would require cooperation by and communication between the Company and the manufacturer. This risk is compounded by the offshore location of the Company's manufacturers, increasing the effort and time required to identify, communicate and resolve manufacturing yield problems. As the Company's relationships with ST, TSMC and any additional manufacturing partners develop, yields or product performance could be adversely affected due to difficulties associated with adapting the Company's technology and product design to the proprietary process technology and design rules of each manufacturer. Because of the Company's potentially limited access to wafer fabrication capacity from its manufacturers, any decrease in manufacturing yields could result in an increase in the Company's per unit costs and force the Company to allocate its available product supply among its customers, thus potentially adversely impacting customer relationships as well as revenue and gross profit. There can be no assurance that the Company's wafer manufacturers will achieve or maintain acceptable manufacturing yields in the future. The inability of the Company to achieve planned yields from its wafer manufacturers could have a material adverse effect on the Company's business, financial condition or results of operations. The Company also faces the risk of product recalls resulting from design or manufacturing defects that are not discovered during the manufacturing and testing process. In the event of a significant number of product returns due to a defect or recall, the Company's business, financial condition or results of operations could be materially adversely affected. See "--Risks Associated with International Operations."

  Transition to New Manufacturing Process Technologies. The Company's future success will depend in part upon its ability to develop products that utilize new manufacturing process technologies. Manufacturing process technologies are subject to rapid change and require significant expenditures for research and development. The Company continuously evaluates the benefits of migrating to smaller geometry process technologies in order to improve performance and reduce costs. The Company believes that the transition of its products to increasingly smaller geometries will be important to its competitive position. Other companies in the industry have experienced difficulty in migrating to new manufacturing processes and, consequently, have suffered reduced yields, delays in product deliveries and increased expense levels. Moreover, the Company is dependent on its relationships with its third-party manufacturers to migrate to smaller geometry processes successfully. No assurance can be given that the Company will be able to migrate to new manufacturing process technologies successfully or on a timely basis. Any such failure by the Company could have a material adverse effect on its business, financial condition or results of operations.

  Dependence on Third-Party Subcontractors for Assembly and Testing. Substantially all of the Company's products historically have been assembled and tested by ST in Malta. The Company recently qualified Anam Semiconductor ("Anam"), which is located in Korea, to assemble and test the Company's RIVA128ZX graphics processor. The Company does not have long-term agreements with either of these suppliers. As a result of its dependence on third-party subcontractors for assembly and testing of its products, the Company does not directly control product delivery schedules or product quality. Any product shortages or quality assurance problems could increase the costs of manufacture, assembly or testing of the Company's products and could have a material adverse effect on the Company's business, financial condition or results of operation. Due to the amount of time typically required to qualify assemblers and testers, the Company could experience significant delays in the shipment of its products if it is required to find alternative third parties to assemble or test the Company's products or components. Any delays in delivery of the Company's products could have a material adverse effect on the Company's business, financial condition or results of operations. See "Business--Manufacturing."

  Risks Relating to Intellectual Property. The Company relies primarily on a combination of patent, mask work protection, trademarks, copyrights, trade secret laws, employee and third-party nondisclosure agreements and licensing arrangements to protect its intellectual property. The Company has 15 patents issued and 25 patent applications pending in the United States. Such issued patents have expiration dates from May 2015 to November 2016. The issued patents and pending patent applications relate to technology developed by the Company in connection with the development of its 3D graphics processors, including the RIVA128 graphics processor. The Company has no foreign patents or patent applications. There can be no assurance that the Company's pending patent applications or any future applications will be approved, or that any issued patents will provide the Company with competitive advantages or will not be challenged by third parties, or that the enforcement of patents of others will not have an adverse effect on the Company's ability to do business. In addition, there can be no assurance that others will not independently develop substantially equivalent intellectual property or otherwise gain access to the Company's trade secrets or intellectual property, or disclose such intellectual property or trade secrets, or that the Company can meaningfully protect its intellectual property. A failure by the Company to effectively protect its intellectual property could have a material adverse effect on the Company's business, financial condition or results of operations.

  The Company attempts to protect its trade secrets and other proprietary information through confidentiality agreements with manufacturers and other partners, proprietary information agreements with employees and consultants and other security measures. The Company also relies on trademarks and trade secret laws to protect its intellectual property. Despite these efforts, there can be no assurance that others will not gain access to the Company's trade secrets, or that the Company can meaningfully protect its intellectual property. In addition, effective trade secret protection may be unavailable or limited in certain foreign countries. Although the Company intends to protect its rights vigorously, there can be no assurance that such measures will be successful.

  The semiconductor industry is characterized by vigorous protection and pursuit of intellectual property rights or positions, which has resulted in significant and often protracted and expensive litigation. The 3D graphics market in particular has been characterized recently by the aggressive pursuit of intellectual property positions, and the Company expects its competitors to continue to pursue aggressive intellectual property positions. In April 1998, SGI filed a patent infringement lawsuit against the Company and in May 1998, S-3 filed a patent infringement lawsuit against the Company. See "--Legal Proceedings." In addition, the Company from time to time has received notices alleging that the Company has infringed patents or other intellectual property rights owned by third parties. ST has certain patent licenses that in some cases may allow ST to manufacture the Company's products without infringing third-party patents. As the Company's products are manufactured by TSMC or other manufacturers, such licenses will no longer benefit the Company and therefore the risk of a third-party claim of patent infringement against the Company will increase. In the event infringement claims are made against the Company, the Company may seek licenses under such patents or other intellectual property rights. However, there can be no assurance that licenses will be offered or that the terms of any offered licenses will be acceptable to the Company. The failure to obtain a license from a third party for technology used by the Company could cause the Company to incur substantial liabilities and to suspend the manufacture of products. Furthermore, the Company may initiate claims or litigation against third parties for infringement of the Company's proprietary rights or to establish the validity of the Company's proprietary rights. The Company has agreed to indemnify certain customers for claims of infringement arising out of sale of the Company's product. Litigation by or against the Company or such customers concerning infringement would likely, and the SGI and S3 lawsuits will, result in significant expense to the Company and divert the efforts of the Company's technical and management personnel, whether or not such litigation results in a favorable determination for the Company. In the event of an adverse result in the SGI, S3 or other litigation, the Company could be required to pay substantial damages (which could include treble damages), cease the manufacture, use and sale of infringing products, expend significant resources to develop non-infringing technology, discontinue the use of certain processes or obtain licenses for the infringing technology. There can be no assurance that the Company would be successful in such development or that such licenses would be available on reasonable terms, or at all, and any such development or license could require expenditures by the Company of substantial time and other resources. Although patent disputes in the semiconductor industry have often been settled through cross-licensing arrangements, there can be no assurance that, in the event that SGI, S3 or any other third party makes a successful claim against the Company or its customers, a cross-licensing arrangement could be reached. If such a license is not made available to the Company on commercially reasonable terms, the Company's business, financial condition or results of operations could be materially adversely affected.

  There can be no assurance that infringement claims by third parties or claims for indemnification by customers or end users of the Company's products resulting from infringement claims will not be asserted in the future or that such possible assertions or the assertions currently raised in the SGI and S3 litigation, if proven to be true, will not materially adversely affect the Company's business, financial condition or results of operations. Any limitations on the Company's ability to market its products, or delays and costs associated with redesigning its products or payments of license fees to third parties, or any failure by the Company to develop or license a substitute technology on commercially reasonable terms, any of which may result from the SGI or S3 litigation, could have a material adverse effect on the Company's business, financial condition or results of operations. See "Business--Patents and Proprietary Rights."

  Risk of Product Defects and Incompatibilities; Product Liability. Products as complex as those offered by the Company may contain defects or failures when introduced or when new versions or enhancements to existing products are released. The Company has in the past discovered software defects and incompatibilities with customers' hardware in certain of its products and may experience delays or lost revenue to correct any new defects in the future. Although the Company has not experienced material adverse effects resulting from any such bugs, defects, failures or incompatibilities to date, there can be no assurance that, despite testing by the Company, errors will not be found in new products or releases after commencement of commercial shipments in the future, which could result in loss of market share or failure to achieve market acceptance. In addition, the Company's products typically go through only one verification cycle prior to beginning volume production and distribution of such products. As a result, the Company's products may contain defects or flaws that are undetected prior to volume production and distribution. The widespread production and distribution of defective products could have a material adverse impact on the Company's business, financial condition or results of operations. See "Business--NVIDIA Architecture, Products and Products under Development."

  The Company's products are an integrated component of both PCs and business workstations. Although the Company has not experienced any product liability claims to date, the sale and support of products by the Company may entail the risk of such claims. In addition, any failure by the Company's products or software to properly perform could result in claims against the Company by its customers. The Company maintains insurance to protect against certain claims associated with the use of its products, but there can be no assurance that its insurance coverage would adequately cover any claim asserted against the Company. A successful claim brought against the Company that is in excess of, or excluded from, its insurance coverage, could have a material adverse effect on the Company's business, financial condition or results of operations. In addition, even claims that are ultimately unsuccessful could result in the Company's expenditure of funds in litigation and management time and resources. The Company has agreed to indemnify certain of its customers against patent infringement, warranty and certain product defect claims. There can be no assurance that the Company will not be subject to material claims in the future, that such claims will not result in liability in excess of its insurance coverage, that the Company's insurance will cover such claims or that appropriate insurance will continue to be available to the Company in the future at commercially reasonable rates.

  Erosion of Average Selling Prices. The semiconductor industry, including the 3D graphics processor industry, has been characterized, and is likely to continue to be characterized by, rapid erosion of average selling prices due to a number of factors, including rapid technological change, price/performance enhancements and product obsolescence. The Company anticipates that ASPs and gross margins for its products will decrease over product life cycles, due to competitive pressures and volume pricing agreements. Decreasing ASPs could cause the Company to experience decreased revenue even though the number of units sold is increasing. As a result, the Company may experience substantial period-to-period fluctuations in future operating results due to ASP erosion. Therefore, the Company must continue to develop and introduce on a timely basis next-generation products and enhancements to existing new products that incorporate additional or new features and functionalities and that can be sold at higher ASPs. Failure to achieve the foregoing could cause the Company's revenue and gross margins to decline, which would have a material adverse effect on the Company's business, financial condition and results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

  Risks Associated with International Operations. The Company's reliance on foreign third-party manufacturing, assembly and testing operations subjects it to a number of risks associated with conducting business outside of the United States. These risks include unexpected changes in, or impositions of, legislative or regulatory requirements, delays resulting from difficulty in obtaining export licenses for certain technology, tariffs, quotas and other trade barriers and restrictions, longer payment cycles, potentially adverse taxes, the burdens of complying with a variety of foreign laws and other factors beyond the Company's control. The Company also is subject to general political risks in connection with its international trade relationships. Although the Company has not to date experienced any material adverse effect on its business, financial condition or results of operations as a result of such regulatory, political and other factors, there can be no assurance that such factors will not have a material adverse effect on the Company's business, financial condition or results of operations in the future or require the Company to modify its current business practices. In addition, the laws of certain foreign countries in which the Company's products are or may be manufactured or sold, including various countries in Asia, may not protect the Company's products or intellectual property rights to the same extent as do the laws of the United States and thus make the possibility of piracy of the Company's technology and products more likely. Currently, all of the Company's arrangements with third-party manufacturers provide for pricing and payment in U.S. dollars, and to date the Company has not engaged in any currency hedging activities, although it may do so in the future. Although currency fluctuations have been insignificant to date, there can be no assurance that fluctuations in currency exchange rates will not have a material adverse effect on the Company's business, financial condition or results of operations in the future.

  Cyclical Nature of the Semiconductor Industry. The semiconductor industry historically has been characterized by rapid technological change, cyclical market patterns, significant ASP erosion, fluctuating inventory levels, alternating periods of overcapacity and capacity constraints, variations in manufacturing costs and yields and significant expenditures for capital equipment and product development. In addition, the industry has experienced significant economic downturns at various times, characterized by diminished product demand and accelerated erosion of ASPs. The Company may experience substantial period-to-period fluctuations in results of operations due to general semiconductor industry conditions.

  Future Capital Needs; Uncertainty of Additional Funding. If the Company continues to increase production of its products, it will be required to invest significant working capital in inventory and accounts receivable. The Company also intends to continue to invest heavily in research and development for its existing products and for new product development. The Company's future liquidity and capital requirements will depend upon numerous factors, including the costs and timing of expansion of research and product development efforts and the success of these development efforts, the costs and timing of expansion of sales and marketing activities, the extent to which the Company's existing and new products gain market acceptance, competing technological and market developments, the costs involved in maintaining and enforcing patent claims and other intellectual property rights, available borrowings under line of credit arrangements and other factors. The Company believes that the proceeds from this offering, together with the Company's current cash balances and cash generated from operations, will be sufficient to meet the Company's operating and capital requirements for at least the next 12 months. However, there can be no assurance that the Company will not require additional financing within this time frame. The Company may be required to raise additional funds through public or private financing, strategic relationships or other arrangements. There can be no assurance that such additional funding, if needed, will be available on terms attractive to the Company, or at all. Furthermore, any additional equity financing may be dilutive to stockholders, and debt financing, if available, may involve restrictive covenants. Strategic arrangements, if necessary to raise additional funds, may require the Company to relinquish its rights to certain of its technologies or products. The failure of the Company to raise capital when needed could have a material adverse effect on the Company's business, financial condition or results of operations. See "--Unpredictable and Fluctuating Operating Results," "--Limited Operating History; History of Losses; No Assurance of Profitability," "Use of Proceeds" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

  Year 2000 Compliance. Many existing computer systems and applications and other control devices use only two digits to identify a year in the date field, without considering the impact of the upcoming change in the century. As a result, in less than two years, computer systems and applications used by many companies may need to be upgraded to comply with "Year 2000" requirements. Significant uncertainty exists in the computer industry concerning the potential effects associated with such compliance. The Company relies on its systems in operating and monitoring many significant aspects of its business, including financial systems (such as general ledger, accounts payable, accounts receivable, inventory and order management), customer services, infrastructure and network and telecommunications equipment. The Company also relies directly and indirectly on the systems of external business enterprises such as customers, suppliers, creditors, financial organizations and domestic and international governments. The Company currently estimates that its costs associated with Year 2000 compliance, including any costs associated with the consequences of incomplete or untimely resolution of Year 2000 compliance issues, will not have a material adverse effect on the Company's business, financial condition or results of operations in any given year. However, the Company has not extensively investigated and does not believe that it has fully identified the impact of Year 2000 compliance and has not concluded that it can resolve any issues that may arise in complying with Year 2000 without disruption of its business or without incurring significant expense. In addition, even if the Company's internal systems are not materially affected by Year 2000 compliance issues, the Company could be affected through disruption in the operation of the enterprises with which the Company interacts.

  There can be no assurance that the Company's products will be Year 2000 compliant, that third-party products with which the Company's products interface will be Year 2000 compliant or that any changes to third-party products made in response to Year 2000 compliance issues will not render the Company's products incompatible with such third-party products.

  Control by Existing Stockholders. Upon completion of this offering, the Company's executive officers and directors, together with entities affiliated with such individuals, will beneficially own approximately % of the Company's Common Stock (approximately % if the Underwriters' over-allotment option is exercised in full). Accordingly, these stockholders will be able to exercise control over matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions. These transactions include proxy contests, mergers involving the Company, tender offers, open market purchase programs or other purchases of Common Stock that could give stockholders of the Company the opportunity to realize a premium over the then-prevailing market price for their shares of Common Stock. See "Principal Stockholders."

  Absence of Prior Trading Market; Potential Volatility of Stock Price. Prior to this offering, there has been no public market for the Common Stock. There can be no assurance that an active trading market will develop or, if one develops, that it will be maintained. The initial public offering price of the Common Stock will be established by negotiation among the Company and the Underwriters. See "Underwriters" for factors to be considered in determining the initial public offering price. The market price of the shares of Common Stock could be subject to significant fluctuations in response to the Company's operating results, announcements of new products by the Company or its competitors, and other factors, including general economic and market conditions. In addition, the stock market in recent years has experienced and continues to experience extreme price and volume fluctuations, which have affected the market price of the stock of many companies, and particularly technology companies, and which have often been unrelated or disproportionate to the operating performance of these companies. These fluctuations, as well as a shortfall in sales or earnings compared to securities analysts expectations, changes in analysts recommendations or projections or general economic and market conditions, may adversely affect the market price of the Common Stock. In the past, securities class action litigation has often been instituted following periods of volatility in the market price for a company's securities. Such litigation could result in substantial costs and a diversion of management attention and resources, which could have a material adverse effect on the Company's business, financial condition or results of operations.

  Anti-Takeover Provisions. The Company's Certificate of Incorporation (the "Certificate") authorizes the Board of Directors to issue up to 2,000,000 shares of Preferred Stock and to determine the powers, designations, preferences, rights, qualifications, limitations and restrictions, including voting rights, of those shares without any further vote or action by the stockholders. The rights of the holders of Common Stock will be subject to, and may be adversely affected by, the rights of the holders of any Preferred Stock that may be issued in the future. The Certificate and Bylaws, among other things, provide for a classified Board of Directors, require that stockholder actions occur at duly called meetings of the stockholders, limit who may call special meetings of stockholders and require advance notice of stockholder proposals and director nominations. These and other provisions could have the effect of making it more difficult for a third party to acquire a majority of the outstanding voting stock of the Company, discourage a hostile bid or delay, prevent or deter a merger, acquisition or tender offer in which the Company's stockholders could receive a premium for their shares, or a proxy contest for control of the Company or other change in the Company's management. See "Management" and "Description of Capital Stock."

  Shares Eligible for Future Sale. The sale of a substantial number of shares of Common Stock in the public market following this offering could adversely affect the market price of the Common Stock. Upon the closing of this
offering, the Company will have outstanding an aggregate of      shares of
Common Stock, assuming no exercise of outstanding options and warrants, of which 23,468,797 shares of Common Stock are "Restricted Shares" subject to restrictions under the Securities Act of 1933, as amended (the "Securities Act"). Restricted Shares may be sold in the public market only if registered or if they qualify for an exemption from registration under Rules 144, 144(k) or 701 promulgated under the Securities Act. Holders of certain shares of the Company's Common Stock, including all officers and directors, have agreed (the "Lock-Up Agreements"), subject to certain exceptions, not to offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock (whether such shares or any such securities are then owned by such person or are thereafter acquired directly from the Company), or to enter into any swap or similar arrangement that transfers, in whole or in part, the economic risks of ownership of the Common Stock (a "disposition"), without the prior written consent of Morgan Stanley & Co. Incorporated for a period of 180 days after the date of this Prospectus. As a result of such contractual restrictions and the provisions of Rule 144 and 701, the Restricted Shares will be available for sale in the public market as follows: (i) 47,500 shares will be eligible for immediate sale on the date of this Prospectus; (ii) 4,952,500 shares will be eligible for sale 90 days after the date of this Prospectus; (iii) 17,365,771 shares will be eligible for sale upon expiration of lock-up agreements 180 days after the date of this Prospectus and (iv) the remaining shares will be eligible for sale from time to time thereafter upon expiration of the Company's right to repurchase such shares. In addition, certain stockholders of the Company have the right to register shares of Common Stock for sale in the public market, and the Company intends to register shares of Common Stock authorized for issuance under the Company's equity incentive plans shortly following the closing of this offering. See "Description of Capital Stock" and "Shares Eligible for Future Sale."

  Dilution; Absence of Cash Dividends. Purchasers of the shares of Common Stock offered hereby will experience immediate and substantial dilution in the net tangible book value of their investment from the initial public offering price. Additional dilution will occur upon exercise of outstanding options and warrants. See "Dilution" and "Shares Eligible for Future Sale." The Company has never paid any dividends and does not anticipate paying dividends in the foreseeable future. See "Dividend Policy."

                                USE OF PROCEEDS

  The net proceeds to the Company from the sale of the      shares of Common
Stock offered by the Company hereby are estimated to be approximately $
($     if the Underwriters' over-allotment option is exercised in full), at an
assumed initial public offering price of $   per share and after deducting
estimated underwriting discounts and commissions and estimated offering expenses payable by the Company. The Company intends to use approximately $10-12 million of the net proceeds to repay certain accounts payable. The balance of the net proceeds will be used for general corporate purposes, including capital expenditures and working capital. The Company expects to spend approximately $10 million for capital expenditures in 1998, primarily for capital leases and the purchase of computer and engineering workstations. Such capital expenditures are expected to be funded by a portion of the net proceeds from this offering, together with existing cash balances and anticipated cash flow from operations. The amounts and timing of the Company's actual expenditures will depend upon numerous factors, including the status of the Company's research and development efforts, the amount of cash generated by the Company's operations, the level of the Company's sales and marketing activities and the impact of competition. Pending such uses, the Company intends to invest the net proceeds of this offering in short-term, investment-grade, interest-bearing securities.

                                DIVIDEND POLICY

  The Company has never paid any cash dividends on its capital stock and does not anticipate paying cash dividends for the foreseeable future.

                                CAPITALIZATION

  The following table sets forth the capitalization of the Company as of March 29, 1998 (i) on an actual basis, (ii) on a pro forma basis giving effect to the conversion of all outstanding shares of Preferred Stock into shares of Common Stock upon the closing of this offering and (iii) on a pro forma as adjusted basis to reflect the receipt by the Company of the estimated net
proceeds from the sale of the      shares of Common Stock offered by the
Company hereby at an assumed initial public offering price of $   per share
and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by the Company.

                                                        MARCH 29, 1998
                                                --------------------------------
                                                                      PRO FORMA
                                                 ACTUAL   PRO FORMA  AS ADJUSTED
                                                --------  ---------  -----------
                                                        (IN THOUSANDS)
Capital lease obligations, less current
 portion....................................... $  2,143  $  2,143      $
                                                --------  --------      -----
Stockholders' equity:
  Preferred Stock, $.001 par value; actual--
   10,000,000 shares authorized, 9,327,087
   shares issued and outstanding; pro forma and
   pro forma as adjusted-- 2,000,000 shares
   authorized, no shares issued and
   outstanding.................................        9       --         --
  Common Stock, $.001 par value; 200,000,000
   shares authorized; actual--14,141,710 shares
   issued and outstanding; pro forma--
   23,468,797 shares issued and outstanding;
   pro forma as adjusted--     shares issued
   and outstanding(1)..........................       14        23
  Additional paid-in capital...................   23,211    23,211
  Deferred compensation........................   (2,166)   (2,166)
  Accumulated deficit..........................  (11,811)  (11,811)
                                                --------  --------      -----
    Total stockholders' equity.................    9,257     9,257
                                                --------  --------      -----
      Total capitalization..................... $ 11,400  $ 11,400      $
                                                ========  ========      =====

--------

(1) Excludes (i) 6,066,833 shares of Common Stock issuable upon the exercise of options outstanding at a weighted average exercise price of $3.91 per share, (ii) 158,806 shares of Common Stock issuable upon the exercise of warrants outstanding at a weighted average exercise price of $2.10 per share, (iii) 3,911,457 shares reserved for future grants under the Company's 1998 Equity Incentive Plan, (iv) 300,000 shares reserved for future grants under the Company's 1998 Non-Employee Directors' Stock Option Plan, (v) 500,000 shares reserved for issuance under the Company's 1998 Employee Stock Purchase Plan and (vi) 131,750 shares of Common Stock issuable upon exercise of options granted after March 29, 1998. See "Management--Employee Benefit Plans" and Notes 3 and 8 of Notes to Financial Statements.

                                   DILUTION

  The pro forma net tangible book value of the Company as of March 29, 1998 was approximately $9.3 million or $.39 per share of Common Stock. Pro forma net tangible book value per share is equal to the Company's total tangible assets less its total liabilities divided by the number of shares of Common Stock outstanding (assuming the conversion of all outstanding shares of Preferred Stock into Common Stock). After giving effect to the sale by the
Company of the      shares of Common Stock offered hereby (at an assumed
initial public offering price of $   per share and after deducting estimated
underwriting discounts and commissions and estimated offering expenses payable by the Company), the as adjusted net tangible book value of the Company as of
March 29, 1998 would have been $   million, or $   per share. This represents
an immediate increase in pro forma net tangible book value of $   per share to
existing stockholders and an immediate dilution of $   per share to new public
investors. The following table illustrates this per share dilution:

   Assumed initial public offering price per share....................      $
     Pro forma net tangible book value per share as of March 29,
      1998............................................................ $.39
     Increase in pro forma net tangible book value per share
      attributable to new public investors............................
                                                                       ----
   As adjusted net tangible book value per share after the offering...
                                                                            ---
   Dilution per share to new public investors.........................      $
                                                                            ===

  The following table summarizes, on a pro forma basis as of March 29, 1998, the difference between the number of shares of Common Stock purchased from the Company (assuming the conversion of all outstanding shares of Preferred Stock into Common Stock), the total cash consideration paid and the average price per share paid by the existing stockholders and by the new public investors
(at an assumed initial public offering price of $   per share and before
deducting estimated underwriting discounts and commissions and estimated offering expenses payable by the Company):

                                                                         AVERAGE
                                   SHARES PURCHASED  TOTAL CONSIDERATION  PRICE
                                  ------------------ -------------------   PER
                                    NUMBER   PERCENT   AMOUNT    PERCENT  SHARE
                                  ---------- ------- ----------- ------- -------
Existing stockholders............ 25,669,630      %  $23,008,467      %   $.90
New public investors.............
                                  ---------- ------  ----------- ------
  Total..........................            100.0%  $           100.0%
                                  ========== ======  =========== ======

  The immediately foregoing table includes 2,221,833 shares of Common Stock issuable upon the exercise of outstanding stock options immediately exercisable as of March 29, 1998 with a weighted average exercise price of $1.05 per share. The foregoing excludes 3,845,000 shares issuable upon exercise of outstanding options not immediately exercisable with a weighted average exercise price of $5.56 per share and 158,806 shares of Common Stock issuable upon the exercise of outstanding warrants with a weighted average exercise price of $2.10 per share. To the extent that outstanding options or warrants are exercised, there will be further dilution to new investors. See "Management--Employee Benefit Plans" and Note 3 of Notes to Financial Statements.

                            SELECTED FINANCIAL DATA

  The following selected financial data should be read in conjunction with the Company's financial statements and the notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included herein. The statement of operations data for the years ended December 31, 1995, 1996 and 1997 and the balance sheet data as of December 31, 1996 and 1997 have been derived from and should be read in conjunction with the audited financial statements of the Company and the notes thereto included elsewhere in this Prospectus that have been audited by KPMG Peat Marwick LLP, independent auditors. The statement of operations data for the period from inception (April 5, 1993) to December 31, 1993 and the year ended December 31, 1994 are derived from audited financial statements and the notes thereto not included in this Prospectus. The balance sheet data as of December 31, 1993, 1994 and 1995 are derived from audited financial statements and the notes thereto not included in this Prospectus. The selected statement of operations data for the quarters ended March 30, 1997 and March 29, 1998 and the selected balance sheet data as of March 29, 1998 are derived from unaudited financial statements included elsewhere in this Prospectus that have been prepared on the same basis as the audited financial statements and, in the opinion of management, contain all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation as of such date. The operating results for the quarter ended March 29, 1998 are not necessarily indicative of the results to be expected for any other interim period or any future fiscal year.

                                             PERIOD FROM         YEAR ENDED DECEMBER 31,            QUARTER ENDED
                                              INCEPTION      ----------------------------------  -------------------
                                          (APRIL 5, 1993) TO                                     MARCH 30, MARCH 29,
                                          DECEMBER 31, 1993   1994     1995     1996     1997      1997      1998
                                          ------------------ -------  -------  -------  -------  --------- ---------
                                                          (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Total revenue...........................       $   --        $   --   $ 1,182  $ 3,912  $29,071   $    65  $ 37,662
Cost of revenue.........................           --            --     1,549    3,038   21,226       208    27,559
                                               -------       -------  -------  -------  -------   -------  --------
Gross profit (loss).....................           --            --      (367)     874    7,845      (143)   10,103
Operating expenses:
Research and development................           204           361    2,426    1,218    6,632       616     3,815
Sales, general and administrative.......           302           990    3,677    2,649    3,773       385     3,341
                                               -------       -------  -------  -------  -------   -------  --------
Total operating expenses................           506         1,351    6,103    3,867   10,405     1,001     7,156
                                               -------       -------  -------  -------  -------   -------  --------
Operating income (loss).................          (506)       (1,351)  (6,470)  (2,993)  (2,560)   (1,144)    2,947
Interest and other income (expense), net            22           (10)      93      (84)    (131)      (32)      (39)
                                               -------       -------  -------  -------  -------   -------  --------
Income (loss) before income tax expense.          (484)       (1,361)  (6,377)  (3,077)  (2,691)   (1,176)    2,908
Income tax expense......................           --            --       --       --       --        --        728
                                               -------       -------  -------  -------  -------   -------  --------
Net income (loss).......................       $  (484)      $(1,361) $(6,377) $(3,077) $(2,691)  $(1,176) $  2,180
                                               =======       =======  =======  =======  =======   =======  ========
Basic net income (loss) per share(1)....       $  (.07)      $  (.19) $  (.56) $  (.27) $  (.21)  $  (.10) $    .15
                                               =======       =======  =======  =======  =======   =======  ========
Diluted net income (loss) per share.....       $  (.07)      $  (.19) $  (.56) $  (.27) $  (.21)  $  (.10) $    .08
                                               =======       =======  =======  =======  =======   =======  ========
Shares used in basic and diluted per
 share computation(1)...................         6,784         7,048   11,365   11,383   12,677    11,578    14,142
Shares used in diluted per share
 computation(1).........................         6,784         7,048   11,365   11,383   12,677    11,578    25,729

                                             DECEMBER 31,
                                  ----------------------------------- MARCH 29,
                                   1993   1994   1995   1996   1997     1998
                                  ------ ------ ------ ------ ------- ---------
                                                 (IN THOUSANDS)
BALANCE SHEET DATA:
Cash and cash equivalents........ $1,605 $4,555 $3,872 $3,133 $ 6,551  $ 8,640
Total assets.....................  1,786  5,450  6,793  5,525  25,038   36,738
Capital lease obligations, less
 current portion.................     76    249  1,137    617   1,891    2,143
Total stockholders' equity.......  1,659  4,629  4,013  1,037   6,896    9,257

--------
(1) See Note 1 of Notes to Financial Statements for an explanation of the determination of the number of shares used in per share computations.

  MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
                                  OPERATIONS

  The following discussion and analysis should be read in conjunction with the Company's financial statements and notes thereto and the other financial information included elsewhere in this Prospectus. Except for the historical information contained herein, the discussions in this Prospectus contain forward-looking statements that involve risks and uncertainties. The Company's actual results could differ materially from those discussed herein. Factors that could cause or contribute to such differences include, but are not limited to, those discussed below and in the section entitled "Risk Factors," as well as those discussed elsewhere in this Prospectus.

OVERVIEW

  NVIDIA designs, develops and markets 3D graphics processors that provide high performance interactive 3D graphics to the mainstream PC market. The Company incurred losses in each quarter from inception through the third quarter of 1997 and in each year. As of March 29, 1998, the Company had an accumulated deficit of approximately $11.8 million. Since its inception in April 1993 through the end of 1994, NVIDIA was in the development stage and was primarily engaged in product development and product testing. The Company introduced its first product, the NV1, in May 1995. The NV1 was a multimedia accelerator that provided 3D graphics, video and audio for interactive multimedia, and was targeted primarily to the game console market. The NV1 was developed in the absence of industry standards with the goal of establishing the Company's proprietary NV technology as a 3D graphics standard. By the end of 1996, the PC industry had broadly adopted Microsoft's Direct3D and SGI's OpenGL 3D APIs. As a result, the Company experienced a significant reduction in revenue from sales of the NV1 and stopped selling the NV1 in the first quarter of 1996. The Company also ceased development of the NV2, a product designed for a game console platform, and began developing the RIVA128 graphics processor. In August 1997, the Company introduced the RIVA128 graphics processor, which is designed to be compatible with Microsoft's Direct3D and is the first in a family of high performance graphics products targeted at the mainstream PC market.

  All of the Company's revenue in 1995 and 1996 was derived from the sale and license of the NV1, and substantially all of the Company's revenue in 1997 and the first quarter of 1998 was derived from the sale and license of the RIVA128 graphics processor. The Company expects that substantially all of its revenue for the foreseeable future will be derived from the sale and license of its 3D graphics processors in the mainstream PC market. The Company recognizes product sales revenue upon shipment, net of allowances and recognizes royalty revenue upon shipment of product to the licensee's customers. Since the Company has no other product line, the Company's business, financial condition and results of operations would be materially adversely affected if for any reason its graphics processors do not achieve widespread acceptance in the mainstream PC market.

  A majority of the Company's sales have been to a limited number of customers and its sales are highly concentrated. The Company sells its graphics processors to add-in board manufacturers, primarily Diamond and STB, which incorporate these processors in the boards they sell to PC OEMs, retail outlets and systems integrators. The average selling prices for the Company's products, as well as its customers' products, vary by distribution channel. All of the Company's sales are made on the basis of purchase orders rather than long-term agreements. Diamond accounted for 86% and 82% of the Company's total revenue in 1995 and 1996, respectively. STB and Diamond accounted for 63% and 31%, respectively, of the Company's total revenue in 1997, and 49% and 39%, respectively, of the Company's total revenue in the first quarter of 1998. The number of potential customers for the Company's products is limited, and the Company expects that sales to STB and Diamond will continue to account for a substantial portion of its revenue for the foreseeable future. Currently, all of the Company's product sales and its arrangements with its third-party manufacturers provide for pricing and payment in U.S. dollars, and the Company has not engaged in any foreign currency hedging activities, although it may do so in the future.

  As markets for the Company's 3D graphics processors develop and competition increases, the Company anticipates that product life cycles will remain short and ASPs will continue to decline. In particular, ASPs and gross margins for the Company's 3D graphics processors are expected to decline as each product matures. The Company's add-in board manufacturers and major OEM customers typically introduce new system configurations as often as twice per year, typically based on spring and fall design cycles. Accordingly, the Company's existing products must have competitive performance levels in order to be included in new system configurations, or the Company must timely introduce new products with such performance characteristics. The Company's RIVA128 graphics processor was designed into products introduced in the fall of 1997. While the Company expects to continue to sell the RIVA128 graphics processor, as a result of increased competition from new products introduced by both the Company and its competitors for the 1998 design cycles, the Company expects revenues from the RIVA128 graphics processor in future periods to decline substantially from the levels in the first quarter of 1998. Thus, the Company will need to introduce new products and enhancements to existing products to maintain overall average selling prices and gross margins. Furthermore, in order for the Company's 3D graphics processors to achieve high volumes, leading PC OEMs and add-in board manufacturers must select the Company's 3D graphics processor for design into their products, and then successfully complete the designs of their products and sell them. In particular, the Company expects to begin volume shipments of the RIVA128ZX graphics processor in the second quarter of 1998, and there can be no assurance that the Company will be able to successfully manage the production transition risks with respect to that product. Failure to achieve any of the foregoing with respect to the RIVA128ZX graphics processor, future products or product enhancements could result in rapidly declining ASPs, reduced margins, reduced demand for products or loss of market share, any of which could have a material adverse effect on the Company's business, financial condition or results of operations. In addition, demand for the Company's products has been and will continue to be significantly affected by actual and anticipated changes in the price and supply of DRAM products or other components used with PC graphics processors. Recently, large supplies of SDRAMs resulted in significant price declines for such components. This price decrease has lowered the total system cost to customers of competitive products that use such SDRAMS, as compared to the Company's RIVA128 graphics processor, which is designed to operate using only SGDRAMS, which are relatively more expensive than SDRAMs. The Company expects that such unfavorable price competition may negatively impact sales of the Company's products. The Company expects to release a version of its RIVA128ZX graphics processor shortly that will operate either with SDRAMS or SGDRAMS. There can be no assurance that the Company will be successful in designing the RIVA128ZX graphics processor to operate with SDRAMS or that future fluctuations in price of components used by customers of PC graphics processors will not have a material adverse effect on the Company's business, financial condition or results of operations. See "Risk Factors--Dependence upon Acceptance of the Company's 3D Graphics Solution for the Mainstream PC Market," "--Dependence on New Product Development; Need to Manage Product Transitions and "--Importance of Design Wins."

  The Company utilizes ST and TSMC to produce the Company's semiconductor wafers and independent contractors to perform assembly, test and packaging. The Company depends on these suppliers to allocate to the Company a portion of their manufacturing capacity sufficient to meet the Company's needs, to produce products of acceptable quality and at acceptable manufacturing yields and to deliver those products to the Company on a timely basis. ST currently is capacity constrained with respect to the manufacture of the Company's products. ST has only recently begun to manufacture the Company's products in commercial quantities, and there can be no assurance that ST will be able to meet the Company's near-term or long-term manufacturing requirements. In addition, the Company's relationship with TSMC has only recently been established, and there can be no assurance that this relationship will meet the business objectives of the Company. As the Company's relationships with ST, TSMC and any additional manufacturing partners develop, yields or product performance could be adversely affected due to difficulties associated with adapting the Company's technology and product design to the proprietary process technology and design rules of each manufacturer. A manufacturing disruption experienced by either of these manufacturers would impact the production of the Company's products, which would have a material adverse effect on the Company's business, financial condition and results of operations. The Company obtains manufacturing services from both ST and TSMC on a purchase order basis, and neither ST nor TSMC has any obligation to provide the Company with any specified minimum quantities of product. Both ST and TSMC fabricate wafers for other companies, including certain competitors of the Company, and ST also manufactures wafers for its own needs, and either could choose to prioritize capacity for other uses or reduce or eliminate deliveries to the Company on short notice. In addition, the Company purchases wafers and dies and pays an agreed price for wafers meeting certain acceptance criteria only after the production yields for a product stabilize. Once production is stabilized, the Company will pay for functional die only. Accordingly, because TSMC has only recently begun to manufacture products for the Company, until the production yields of its product at TSMC stabilize, the Company must pay an agreed price for wafers regardless of yield. See "Risk Factors--Dependence on Third-Party Manufacturers; Absence of Manufacturing Capacity; Manufacturing Risks" and "-- Manufacturing Yields."

  The Company has in the past entered into contractual agreements with third parties to provide design, development and support services on a best efforts basis. All amounts funded to the Company under these agreements were non-refundable once paid. The Company recorded reductions to research and development expense based on the percentage-of-completion method, limited by the amounts funded, and recorded primarily as a reduction to research and development expenses. The Company developed the NV2 under contract with a third party and recorded a credit to research and development of $2.0 million in 1995 and $3.0 million in 1996. Also, as part of a strategic collaboration agreement with ST, the Company received contract funding in support of research and development and marketing efforts for the RIVA128 and RIVA128ZX graphics processors. Accordingly, the Company recorded $2.0 million in 1996 and approximately $2.3 million in 1997 as a reduction primarily to research and development, and, to a lesser extent to sales, general and administrative expenses. The Company is obligated to provide continued development and support to ST through the end of 1998. The Company recorded $625,000 for continued development and support in the first quarter of 1998 and expects to record a similar amount in each of the remaining three quarters of 1998. The Company does not have any plans to enter into contractual development arrangements and does not expect contract funding in the future.

RESULTS OF OPERATIONS

  The Company first generated revenue from sales of its current 3D graphics processor product in the third quarter of 1997, when the Company began commercial shipment of the RIVA128 graphics processor. Prior to that time, the Company's revenue was derived from the sale of products that were targeted at the game console market. These products were discontinued in 1996 due to their proprietary standards and market changes. Moreover, expenses prior to the third quarter of 1997 related primarily to product development and product testing.

QUARTERS ENDED MARCH 30, 1997 AND MARCH 29, 1998

  REVENUE
  Product Revenue. Product revenue increased from $65,000 in the first quarter of 1997 to $33.2 million in the first quarter of 1998, due to sales of the RIVA128 graphics processor, which the Company introduced in August 1997. Although the Company achieved substantial growth in product revenue from the 1997 period to the 1998 period, the Company does not expect to sustain this rate of growth in future periods. In addition, the Company expects that the average selling prices of its products will decline over the respective lives of such products, and there can be no assurance that declines in average selling prices of 3D graphics processors will not accelerate as the market develops and competition increases. See "Risk Factors--Erosion of Average Selling Prices."

  Royalty Revenue. ST has a license from the Company to sell the NV1 multimedia accelerator and the RIVA128 and RIVA128ZX graphics processors. Royalty revenue from ST's sales of the RIVA128 graphics processor increased to $4.5 million in the first quarter of 1998 as a result of the Company's introduction of the RIVA128 graphics processor in August 1997 and subsequent sales of the RIVA128 graphics processor by ST. Although the Company achieved substantial growth in royalty revenue from 1997 to 1998, the Company expects royalty revenue from ST to decrease in the second quarter of 1998 and beyond. If ST were to stop selling the Company's products, if there continued to be a material decline in the number of units sold by ST in the future or if there were a greater than expected decline in the ASPs of the Company's products sold by ST, the

Company's business, financial condition and results of operations would be materially adversely affected. See "Risk Factors--Dependence on ST Microelectronics."

  GROSS PROFIT (LOSS)
  Gross profit consists of total revenue less cost of revenue. Cost of revenue consists primarily of the costs of semiconductors purchased from the Company's contract manufacturers, manufacturing support costs (labor and overhead associated with such purchases) and shipping costs. The Company had a gross loss of $143,000 in the first quarter of 1997 compared to a gross profit of $10.1 million in the first quarter of 1998. Excluding royalty revenue, gross margin on product revenue improved from (219)% in the first quarter of 1997 to 17% in the first quarter of 1998 due to sales of the RIVA128 graphics processor. Although the Company achieved substantial growth in gross profit and gross margin from the 1997 period to the 1998 period, the Company does not expect to sustain these rates of growth in future periods. Gross profit or gross margin could be affected in the future by various factors, including changes in the volume of the Company's products, competitive pressures resulting in lower than expected ASPs, reduction in the amount of royalty revenue received from ST and inventory write-downs.

  OPERATING EXPENSES

  Research and Development. Research and development expenses consist primarily of salaries and benefits, cost of development tools and software, and consultant costs, net of contract funding from ST. Research and development expenses before adjustments for contract funding increased from $616,000 in the first quarter of 1997 to $3.8 million in the first quarter of 1998, primarily due to additional personnel and related costs, such as depreciation changes incurred on capital expenditures and software license and maintenance fees. The Company anticipates that it will continue to devote substantial resources to research and development and that these expenses will exceed $3.8 million, net of contract funding from ST, in each of the remaining three quarters of 1998.

  Sales, General and Administrative. Sales, general and administrative expenses consist primarily of salaries, commissions and bonuses earned by sales, marketing and administrative personnel, promotional and advertising expenses, and travel and entertainment, net of contract funding received from ST. Sales, general and administrative expenses increased from $385,000 in the first quarter of 1997 to $3.3 million in the first quarter of 1998, primarily due to increased promotional expenses, additional personnel and commissions and bonuses on sales of the RIVA128 graphics processor. The Company expects that sales and marketing expenses will continue to increase in absolute dollars as the Company expands its sales and marketing efforts and increases promotional activities, and that general and administrative expenses will increase in connection with expenses related to the SGI and S3 patent lawsuits until such lawsuits are resolved, expenses associated with being a public company and the Company's expected move to a larger facility in the third quarter of 1998.

  INTEREST AND OTHER INCOME (EXPENSE), NET
  Interest expense primarily consists of interest incurred as a result of capital lease obligations. Interest expense increased from $54,000 in the first quarter of 1997 to $83,000 in the first quarter of 1998, primarily as a result of additional equipment leased in support of the Company's development activities. Interest income primarily consists of interest earned on the Company's cash and cash equivalents. Interest income was $22,000 and $44,000 in the first quarter of 1997 and 1998, respectively. Interest income was higher in the first quarter of 1998 due to higher average cash balances as a result of the Company's receipt of net proceeds from the sale of preferred stock in August 1997 and net cash provided by operating activities in the two quarters ended March 29, 1998.

  PROVISION FOR INCOME TAXES
  The Company recorded no provision for federal or state income taxes through 1997 because the Company experienced net losses from inception through 1997. The Company expects to record a provision for income taxes in 1998, the amount of which will depend on several factors, including the availability of net operating loss carryforwards and research and development carryforwards. Future equity offerings combined with sales of the Company's equity during the preceding three years may constitute changes in ownership under the Internal Revenue Code of 1986, and could limit the use of the Company's net operating loss carryforwards existing as of the date of the ownership change. Realization of the deferred tax assets also will depend on future taxable income.

FISCAL YEARS ENDED DECEMBER 31, 1995, 1996 AND 1997

  REVENUE
  Product Revenue. Product revenue was $1.1 million, $3.7 million and $27.3 million in 1995, 1996 and 1997, respectively. Prior to 1997, product revenue was derived from sales of the Company's NV1 processor. The substantial increase in product revenue from 1996 to 1997 was due to sales of the RIVA128 graphics processor, which the Company introduced in August 1997. Although the Company achieved substantial growth in product revenue in 1996 and 1997, the Company does not expect to sustain this rate of sequential annual growth in future periods.

  Royalty Revenue. Royalty revenue was $79,000, $202,000 and $1.8 million in 1995, 1996 and 1997, respectively. Royalty revenue increased in 1997 as a result of the Company's introduction of the RIVA128 graphics processor in August 1997 and subsequent sales of the RIVA128 graphics processor by ST. Although the Company achieved substantial growth in royalty revenue from 1996 to 1997, the Company does not expect to sustain this rate of sequential annual growth in future periods.

  GROSS PROFIT (LOSS)
  The gross loss of $367,000 in 1995 was attributable to fixed manufacturing support costs in a period of low product sales. Increased sales and slightly lower fixed manufacturing costs contributed to a gross profit of $874,000 in 1996. The introduction of the RIVA128 graphics processor in August 1997 and subsequent sales contributed to a gross profit of $7.9 million in 1997. Excluding royalty revenue, gross margin on product revenue was (40)%, 18% and 22% in 1995, 1996 and 1997, respectively. The increase in gross margin on product revenue in 1997 was primarily due to sales of the RIVA128 graphics processor. Although the Company achieved substantial growth in gross profit and moderate growth in gross margin from 1996 to 1997, the Company does not expect to sustain these rates of sequential annual growth in future periods.

  OPERATING EXPENSES
  Research and Development. Research and development expenses before adjustments for contract funding were $4.4 million, $5.8 million and $8.6 million in 1995, 1996 and 1997, respectively. Research and development expenses increased each year primarily due to additional personnel and related costs.

  Sales, General and Administrative. Sales, general and administrative expenses decreased from $3.7 million in 1995 to $2.6 million in 1996 as the Company curtailed promotional activities associated with the NV1. Sales, general and administrative expenses increased to $3.8 million in 1997 primarily due to incremental promotional expenses, additional personnel and commissions and bonuses on sales of the RIVA128 graphics processor.

  INTEREST AND OTHER INCOME (EXPENSE), NET
  Interest expense was $152,000, $216,000 and $267,000 in 1995, 1996 and 1997,
respectively. Interest expense increased each year as a result of additional equipment leased in support of the Company's development activities. Interest income was $245,000, $132,000 and $136,000 in 1995, 1996 and 1997,
respectively. Interest income was higher in 1995 due to higher average cash balances during the year as a result of the Company's receipt of net proceeds from the sale of preferred stock.

  PROVISION FOR INCOME TAXES.
  No provision for federal or state income tax was recorded because the Company experienced net losses from inception through 1997. As of December 31, 1997, the Company had deferred tax assets for federal tax purposes of approximately $6.3 million, primarily consisting of net operating loss carryforwards that can be used to offset taxable income in future years. The deferred tax assets are fully offset by a valuation allowance.

QUARTERLY RESULTS OF OPERATIONS

  The following table presents certain quarterly statement of operations data for the five quarters ended March 29, 1998. This quarterly information is unaudited, but has been prepared on the same basis as the audited annual financial statements, and in the opinion of the Company's management includes all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the information for the periods presented. The unaudited quarterly information should be read in conjunction with the Company's audited financial statements and the notes thereto included elsewhere herein. The growth in revenue and improvement in results of operations experienced by the Company in recent quarters are not necessarily indicative of future results. In addition, in light of its significant growth in recent quarters, the Company believes that period-to-period comparisons of its financial results should not be relied upon as an indication of future performance.

                                                 QUARTER ENDED
                                -------------------------------------------------
                                MARCH 30, JUNE 29,  SEPT. 28, DEC. 31,  MARCH 29,
                                  1997      1997      1997      1997      1998
                                --------- --------  --------- --------  ---------
STATEMENT OF OPERATIONS DATA:        (IN THOUSANDS, EXCEPT PER SHARE DATA)
Revenue:
  Product......................  $    65  $     6    $ 5,154  $22,055    $33,210
  Royalty......................      --       --         312    1,479      4,452
                                 -------  -------    -------  -------    -------
    Total revenue..............       65        6      5,466   23,534     37,662
                                 -------  -------    -------  -------    -------
Cost of revenue................      208      150      4,546   16,322     27,559
    Gross profit (loss)........     (143)    (144)       920    7,212     10,103
Operating expenses:
  Research and development.....      616      512      2,312    3,192      3,815
  Sales, general and
   administrative..............      385      569        991    1,828      3,341
                                 -------  -------    -------  -------    -------
    Total operating expenses...    1,001    1,081      3,303    5,020      7,156
                                 -------  -------    -------  -------    -------
Operating income (loss)........   (1,144)  (1,225)    (2,383)   2,192      2,947
Interest and other income
 (expense), net................      (32)     (40)       (30)     (29)       (39)
                                 -------  -------    -------  -------    -------
Income (loss) before tax
 expense.......................   (1,176)  (1,265)    (2,413)   2,163      2,908
Income tax expense.............      --       --         --       --         728
                                 -------  -------    -------  -------    -------
    Net income (loss)..........  $(1,176) $(1,265)   $(2,413) $ 2,163    $ 2,180
                                 =======  =======    =======  =======    =======
Basic net income (loss) per
 share.........................  $  (.10) $  (.11)   $  (.18) $   .15    $   .15
                                 =======  =======    =======  =======    =======
Diluted net income (loss) per
 share.........................  $  (.10) $  (.11)   $  (.18) $   .09    $   .08
                                 =======  =======    =======  =======    =======
Shares used in basic per share
 computation...................   11,578   11,662     13,328   14,074     14,142
Shares used in diluted per
 share computation.............   11,578   11,662     13,328   24,942     25,729

FACTORS AFFECTING OPERATING RESULTS

  The Company's quarterly and annual results of operations will be affected by a variety of factors that could materially adversely affect revenue, gross profit and results of operations. Factors that have affected the Company's results of operations in the past, and are likely to affect the Company's results of operations in the future, include, among others, demand and market acceptance of the Company's products; the successful development of next-generation products; unanticipated delays or problems in the introduction or performance of next-generation products; market acceptance of the products of the Company's customers; new product announcements or product introductions by the Company's competitors; the Company's ability to introduce new products in accordance with OEM design requirements and design cycles; changes in the timing of product orders due to unexpected delays in the introduction of products of the Company's customers or due to the life cycles of such customers' products ending earlier than anticipated; fluctuations in the availability of manufacturing capacity or manufacturing yields; competitive pressures resulting in lower than expected average selling prices; the volume of orders that are received and that can be fulfilled in a quarter; the rescheduling or cancellation of customer orders; the unanticipated termination of a strategic relationship; seasonal fluctuations associated with the tendency of PC sales to decrease in the second quarter and increase in the second half of zeach calendar year; and the level of expenditures for research and development of sales, general and administrative functions of the Company. For example, the Company began shipping the RIVA128ZX graphics processor in March 1998, and experienced difficulties in achieving volume production. The Company believes that these production issues have been resolved, and the Company began volume production in the second quarter of 1998. However, there can be no assurance that the Company will not experience difficulties related to the production of current or future products or that other factors will not delay the introduction or volume sale of new products developed by the Company. The Company believes that quarterly and annual results of operations also could be affected in the future by other factors, including changes in the relative volume of sales of the Company's products; seasonality in the PC market; the ability of the Company to reduce the process geometry of its products; supply constraints for the other components incorporated into its customers' products; the loss of a key customer; a reduction in the amount of royalties received from ST; changes in the pricing of DRAMs or other components; legal and other costs related to defending intellectual property litigation; costs associated with protecting the Company's intellectual property; inventory write-downs and foreign exchange rate fluctuations. Any one or more of these factors could result in the Company failing to achieve its expectations as to future revenue or net income. For example, in December 1997, the Company's sales of the RIVA128 graphics processor were negatively affected due to low manufacturing yields at ST, the Company's sole manufacturer of the RIVA128 graphics processor. Any similar manufacturing difficulties with ST or other third-party manufacturers in the future could have a material adverse impact on the Company's business, financial condition or results of operations.

  Because most operating expenses are relatively fixed in the short term, the Company may be unable to adjust spending sufficiently in a timely manner to compensate for any unexpected sales shortfall, which could materially adversely affect quarterly results of operations. The Company will be required to reduce prices in response to competition or to pursue new market opportunities. If new competitors, technological advances by existing competitors or other competitive factors require the Company to invest significantly greater resources than anticipated in research and development or sales and marketing efforts, the Company's business, financial condition and results of operations could be materially adversely affected. Accordingly, the Company believes that period-to-period comparisons of its results of operations should not be relied upon as an indication of future performance. In addition, the results of any quarterly period are not indicative of results to be expected for a full fiscal year. As a result of fluctuating operating results or other factors discussed above, in certain future quarters the Company's results of operations may be below the expectations of public market analysts or investors. In such event, the market price of the Company's Common Stock would be materially adversely affected.

  In 1997 and the first quarter of 1998, the Company derived all of its revenue from the sale or license of products for use in PCs, and the Company expects to continue to derive substantially all of its revenue from the sale or license of products for use in PCs. As a result, failure of the demand for 3D graphics in the mainstream PC market to increase, or reductions or fluctuations in the demand for PCs, would have a material adverse effect on the Company's business, financial condition and results of operations. The PC industry is seasonal, and the Company expects that its financial results in the future will be affected by such seasonality.

LEGAL PROCEEDINGS

  SGI filed a patent infringement lawsuit against the Company in April 1998 and S3 filed a patent infringement lawsuit against the Company in May 1998. In the event of an adverse result in either the SGI suit or the S3 suit, the Company could be required to do one or more of the following: pay substantial damages (including treble damages); preliminarily and/or permanently cease the manufacture, use and sale of any infringing products; expend significant resources to develop non-infringing technology; or obtain a license from SGI or S3 for any infringing technology. Either suit could result in limitations on the Company's ability to market its products, delays and costs associated with redesigning its products or payments of license fees or other payments to SGI or S3, any of which would have a material adverse effect on the Company's business, financial condition and results of operations. See "Business--Legal Proceedings."

STOCK-BASED COMPENSATION

  With respect to certain stock options granted to employees, the Company recorded deferred compensation of $2.1 million in 1997 and $305,000 in the first quarter of 1998. The Company amortized approximately $62,000 of the deferred compensation in the fourth quarter of 1997 and $177,000 in the first quarter of 1998 and will amortize the remainder over the four-year vesting periods of the options. See Note 3 of Notes to Financial Statements.

YEAR 2000 COMPLIANCE

  Many existing computer systems and applications and other control devices use only two digits to identify a year in the date field, without considering the impact of the upcoming change in the century. As a result, in less than two years, computer systems and applications used by many companies may need to be upgraded to comply with "Year 2000" requirements. The Company relies on its systems in operating and monitoring many significant aspects of its business, including financial systems (such as general ledger, accounts payable, accounts receivable, inventory and order management), customer services, infrastructure and network and telecommunications equipment. The Company also relies directly and indirectly on the systems of external business enterprises such as customers, suppliers, creditors, financial organizations and domestic and international governments. The Company currently estimates that its costs associated with Year 2000 compliance, including any costs associated with the consequences of incomplete or untimely resolution of Year 2000 compliance issues, will not have a material adverse effect on the Company's business, financial condition or results of operations. However, the Company has not extensively investigated and does not believe it has fully identified the impact of Year 2000 compliance and has not concluded that it can resolve any issues that may arise in complying with Year 2000 without disruption of its business or without incurring significant expense. In addition, even if the Company's internal systems are not materially affected by Year 2000 compliance issues, the Company could be affected through disruption in the operation of the enterprises with which the Company interacts.

LIQUIDITY AND CAPITAL RESOURCES

  Since inception, the Company has financed its operations primarily through private sales of convertible preferred stock totaling $19.7 million and, to a lesser extent, equipment lease financing and proceeds received from the exercise of employee stock options. As of March 29, 1998, the Company had $8.6 million in cash and cash equivalents and no outstanding bank indebtedness. The Company has historically held its cash balances in cash equivalents such as money market funds or as cash. The Company places its money market funds with high credit quality financial institutions and limits the amount of exposure with any one financial institution.

  Net cash used in operating activities was $6.1 million in 1995, $300,000 in 1996 and $1.2 million in 1997. The decrease from 1995 to 1996 was a result of a smaller operating loss and higher deferred contract funding in 1996, and the increase from 1996 to 1997 was a result of substantial increases in accounts receivable in 1997, partially offset by an increase in accounts payable. Net cash provided by operating activities was $4.4 million in the first quarter of 1998, consisting of net income for the quarter and changes in working capital. The Company's accounts receivable are highly concentrated and three customers accounted for all accounts receivable in 1997 and the first quarter of 1998. Although the Company has not experienced any bad debt write-offs to date, there can be no assurance that the Company will not be required to write off bad debt in the future, which would have a material adverse effect on the Company's business, financial condition and results of operations.

  To date, the Company's investing activities have consisted primarily of purchases of property and equipment. As of March 29, 1998, the Company did not have any material commitments other than commitments under operating and capital leases. See Note 4 of Notes to Financial Statements. The Company's capital expenditures, including capital leases, increased from $1.4 million in 1995 to $5.8 million in 1997, due to additional capital leases and purchases of computer equipment, including workstations and servers to support the Company's increased research and development activities. The Company invested $2.8 million in capital expenditures in the first quarter of 1998, including capital leases primarily on computer equipment and software, including workstations and servers, in support of the Company's increased research and development activities. The Company expects its capital expenditures to increase as the Company further expands its research and development initiatives and as its employee base grows. The timing and amount of future capital expenditures will depend primarily on the Company's future growth. The Company expects to spend approximately $10 million for capital expenditures in 1998, primarily for capital leases and the purchase of computer and engineering workstations.

  The Company believes that the net proceeds from this offering, together with its existing cash balances, anticipated cash flows from operations and capital lease financing, will be sufficient to meet the Company's operating and capital requirements for at least the next 12 months, although the Company could be required, or could elect, to raise additional funds during such period. The Company's future liquidity and capital requirements will depend upon numerous factors, including the costs and timing of expansion of research and product development efforts and the success of these development efforts, the costs and timing of expansion of sales and marketing activities, the extent to which the Company's existing and new products gain market acceptance, competing technological and market developments, the costs involved in maintaining and enforcing patent claims and other intellectual property rights, available borrowings under line of credit arrangements and other factors. The Company expects that it may need to raise additional equity or debt financing in the future. There can be no assurance that such additional financing will be available at all, or that such financing, if available will be obtainable on terms favorable to the Company and will not be dilutive to the Company's then-current stockholders.

                                   BUSINESS

OVERVIEW

  NVIDIA designs, develops and markets 3D graphics processors and related software that provide high performance interactive 3D graphics to the mainstream PC market. The Company's graphics processors incorporate a "fast-and-wide" 100 megahertz, 128-bit graphics architecture that is designed to deliver a highly immersive, interactive 3D experience with realistic imagery and stunning effects. The Company's RIVA128 and RIVA128ZX graphics processors provide superior processing power at competitive prices and are architected to take advantage of mainstream industry standards such as Microsoft's Direct3D. The highly integrated design of the RIVA128 and RIVA128ZX graphics processors combines high performance 3D and 2D graphics on a single chip and provides a simpler and lower cost graphics solution relative to competing solutions, including multi-chip or multi-board 2D/3D graphics subsystems.

  NVIDIA designed the RIVA128 graphics processor to enable PC OEMs and add-in board manufacturers to build award-winning products by delivering state-of-the-art interactive 3D graphics capability to end users while maintaining affordable prices. The Company believes that by developing 3D graphics solutions that provide superior performance and address the key requirements of the mainstream PC market, it will accelerate the adoption of 3D graphics throughout this market. The benefits and performance of the RIVA128 graphics processor have received significant industry validation and have enabled the Company's customers to win over 80 industry awards. NVIDIA's products currently are designed into products offered by five of the top ten PC OEMs in the United States--Compaq, Dell, Gateway 2000, Micron and Packard Bell NEC-- and by leading add-in board manufacturers such as Diamond and STB.

INDUSTRY BACKGROUND

  Interactive 3D graphics technology is emerging as one of the most significant new computing developments since the introduction of the graphical user interface. The visually engaging and interactive nature of 3D graphics responds to consumers' demands for a convincing simulation of reality beyond what is possible with traditional 2D graphics. The fundamental interactive capability of 3D graphics is expected to make it a natural and compelling medium for existing and emerging applications for entertainment, Internet, business and education.

  Interactive 3D graphics is required across various computing and entertainment platforms, such as workstations, specialized arcade systems and home gaming consoles. However, the mainstream PC market has only recently begun to transition from traditional 2D graphics to high quality, interactive 3D graphics. Continuing advancements in semiconductor manufacturing have made available more powerful and affordable microprocessors and 3D graphics processors, both of which are essential to deliver interactive 3D graphics to the mainstream PC market. Additionally, the industry has broadly adopted Microsoft's 3D API, Direct3D, which serves as a common and standard language between software applications and 3D graphics processors. This has spurred the development of numerous compelling 3D titles, and subsequently strong consumer demand.

  The Company believes that a PC's interactive 3D graphics capability represents one of the primary means by which users differentiate among various systems. PC users today can easily differentiate the quality of graphics and prefer personal computers that provide a superior visual experience. These factors have dramatically increased demand for 3D graphics processors. Mercury Research estimates that 3D graphics will be standard in every PC unit shipped by 2001. Mercury Research also estimates 8.6 million 3D graphics processors were sold in 1997 and 180 million will be sold in 2001.

  The technology required to create interactive and visually engaging 3D graphics is algorithmically complex and computationally intensive. To deliver high quality interactive 3D graphics, advanced 3D graphics processors require millions of transistors to process billions of arithmetic operations per second. Current 3D graphics processors are over ten times more complex than 2D accelerators and comparable to the complexity of the

Pentium microprocessor. Yet despite recent advances, PC 3D graphics available today cannot deliver in real time the quality of graphics seen in the film "Toy Story." Such 3D graphics required over 100 powerful workstations and over 800,000 computer hours to render the film's 114,000 frames, with each frame requiring an average of seven hours to render. For mainstream PCs to provide this level of 3D graphics capability, the performance of 3D graphics processors will need to be improved by several more orders of magnitude. To approach "real world" graphics performance even beyond that seen in "Toy Story," graphics processors would require significant further improvement in performance.

  The demanding requirements of high performance 3D graphics present significant new challenges for semiconductor graphics companies in the mainstream PC market. Certain suppliers offer 3D graphics solutions that only address specific niches of the market, such as the gaming or CAD/CAM markets. These solutions typically have been relatively expensive, in some cases involving multiple chips on an add-in card, with separate chips for 2D graphics and 3D graphics processing. Furthermore, these niche 3D solutions often require content providers to develop to proprietary APIs other than Microsoft's Direct3D in order to achieve the necessary performance. The higher product costs and API limitations have made it difficult for such targeted 3D graphics solutions to achieve widespread acceptance in the mainstream PC market. On the other end of the spectrum, traditional 2D graphics suppliers have attempted to leverage their installed base by adding 3D graphics functionality to their 2D graphics architectures. However, 3D graphics algorithms and architectures are significantly more complex than those of 2D graphics, and the traditional 2D graphics suppliers face many challenges to develop and provide cost-effective high performance 3D graphics.

  The Company believes that a substantial market opportunity exists for providers of high performance 3D graphics products for the mainstream PC market, particularly as high performance 3D graphics have become an increasingly important requirement and point of differentiation for PC OEMs. Consumer PC users demand a compelling visual experience and compatibility with existing and next-generation 3D graphics applications at an affordable price. Application developers require high performance, standards-based 3D architectures with broad market penetration. Since graphics is a key point of differentiation, PC OEMs continually seek to incorporate leading-edge cost-effective 3D graphics solutions to build award-winning products. The Company believes that providers of interactive 3D graphics solutions will compete based on their ability to leverage their technology expertise to simultaneously meet the needs of end users, application developers and OEMs.

THE NVIDIA SOLUTION

  NVIDIA has developed a family of 3D graphics processors and related software that provides high performance interactive 3D graphics to the mainstream PC market. The Company's products allow users to enjoy a highly immersive, interactive 3D experience with compelling visual quality, realistic motion and complex object and scene interaction at real-time frame rates. By providing this level of performance at an affordable price to OEMs and end users, the Company believes that it will accelerate the adoption of interactive 3D graphics throughout the mainstream PC market. The Company's products are used by leading PC OEMs, such as Compaq, Dell, Gateway 2000, Micron and Packard Bell NEC, and leading add-in board manufacturers, such as Diamond and STB. The RIVA128 graphics processor has received significant industry validation and has enabled the Company's customers to receive over 80 industry awards.

  The key features and benefits of the Company's solution are as follows:

  High Performance. The RIVA128 and RIVA128ZX graphics processors' 128-bit architecture combined with a proprietary texture cache can process 1.5 million polygons per second and maintain a fill rate of 100 million texture mapped pixels per second. This performance is driven by the processing power of a 5 GFLOPS (billions of floating point operations per second) floating point polygon setup engine and a 15 BOPS (billions of operations per second) integer pixel processing engine. The RIVA128 and RIVA128ZX graphics processors also include an extensive set of reference drivers that translate between the software API and hardware. The software driver is designed to maximize performance of the graphics processor and to maintain compatibility with each successive generation of the Company's products. The software drivers have the flexibility to be continually enhanced in order to further improve the performance of the processors. The Company believes that the high performance of its graphics processors provides a competitive advantage to the Company's OEM customers, enabling them to differentiate their systems from those of other PC vendors.

  Standards-Based. The RIVA128 and RIVA128ZX products are architected to take full advantage of industry standards such as Microsoft's Direct3D. The standards-compliant design of the Company's graphics processors provides OEMs maximum flexibility in the design and use of the systems. In particular, the Company believes that its focus on the Microsoft Direct3D API positions it well in the mainstream PC market as this standard proliferates and supports more advanced 3D visuals. Microsoft's Direct3D API has gained broad developer support, with numerous 3D titles currently using this API.

  Integrated Design. The RIVA128 and RIVA128ZX graphics processors' highly integrated single-chip design supports high performance interactive 3D graphics applications while simultaneously optimizing 2D graphics and providing VGA compatibility and DVD playback. By integrating 2D graphics and 3D graphics on one chip, the Company believes that it has standardized the platform for developers and provided a graphics solution that is simpler and lower cost relative to competing solutions, including multi-chip or multi-board 2D/3D graphics subsystems.

  128-bit Architecture. The Company's 128-bit product architecture and leading technology enable it to provide products with state-of-the-art interactive 3D graphics performance and superior processing power. With a "fast-and-wide" 100 megahertz, 128-bit graphics architecture, the RIVA128 and RIVA128ZX graphics processors deliver 3D graphics with great detail, smooth shading, high frame rates and overall stunning effects, while maintaining volume pricing for multimedia and entertainment applications.

STRATEGY

  The Company's objective is to be the leading supplier of high performance 3D graphics processors for PCs. The Company's strategy to achieve this objective includes the following key elements:

  Focus on the Mainstream PC Market. The Company's strategy is to achieve market leadership in the high volume mainstream PC market by providing award-winning performance at competitive prices. By developing 3D graphics solutions that provide superior performance and address the key requirements of the mainstream PC market, NVIDIA believes that it will accelerate the adoption of 3D graphics throughout the mainstream PC market. As part of its strategy to address the broadest segment of the PC market, the Company has closely aligned its product development with Microsoft's Direct3D API, rather than creating and promoting a proprietary API. The Company believes this alignment with Direct3D maximizes third-party software support.

  Target Leading OEMs. The Company's strategy is to enable its leading OEM customers to differentiate their products in a highly competitive marketplace by using NVIDIA's high performance 3D graphics processors. NVIDIA believes that design wins with these industry leaders provide market validation of its products, increase brand awareness and enhance the Company's ability to penetrate additional leading customer accounts. In addition, the Company believes that close relationships with OEMs will allow the Company to better anticipate and address customer needs with its future generation of products. NVIDIA's products currently are designed into products offered by five of the top ten PC OEMs in the United States--Compaq, Dell, Gateway 2000, Micron and Packard Bell NEC--and by leading add-in board manufacturers such as Diamond and STB.

  Extend Technological Leadership in 3D Graphics. NVIDIA believes that its products provide superior interactive 3D graphics to the mainstream PC market. The Company is focused on leveraging its advanced engineering capabilities to accelerate the quality and performance of 3D graphics in PCs. A fundamental aspect of NVIDIA's strategy is to actively recruit the best 3D graphics engineers in the industry, and NVIDIA believes that it has assembled an exceptionally experienced and talented engineering team. The Company intends to leverage this advantage to achieve new levels of graphics features and performance, enabling customers to achieve award-winning performance in their products.

  Increase Market Share by Leveraging Strategic Alliances. The Company believes that substantial market share will be important to achieving success in the 3D graphics business. The Company intends to achieve a leading share of the market by devoting substantial resources towards establishing NVIDIA's brand and leading product capabilities as the de facto graphics standard for end users, application developers and OEMs. The Company has leveraged the RIVA128 graphics processor architecture to achieve broader market penetration by forming a strategic alliance with ST that gives ST the right to manufacture products for sale.

NVIDIA ARCHITECTURE, PRODUCTS AND PRODUCTS UNDER DEVELOPMENT

  3D PROCESSING TECHNOLOGY BACKGROUND
  3D graphics processors create two-dimensional images, which can be displayed on computer monitors or other output devices, from computer specifications of three-dimensional objects or "models." These two-dimensional images are typically the perspective view of the objects from an eye-point that changes with time, and as such are computationally very intensive. The 3D effect arises from a variety of visual cues, such as perspective, occlusion, surface shading, shadows, focus and motion. Convincing realism arises from precise calculation of these and other effects, and these calculations require dedicated processors, which provide far more power and bandwidth than microprocessors can deliver.

  The 3D graphics process is a series of specialized steps, often referred to as the 3D graphics pipeline. Typically, the microprocessor chooses an eye-point and decides which objects should be displayed. These are commonly communicated to the graphics subsystem via a software interface, such as Microsoft's Direct3D or SGI's OpenGL. The processing itself occurs in several steps, as depicted and described below:


                   GEOMETRY        POLYGON
     MODEL    --  PROCESSING  --    SETUP   --   RASTERIZATION  --  DISPLAY


    Model. The model typically is expressed as a set of polygons, such as triangles, that form the basic shape of a three-dimensional object and have attributes such as position and color at each vertex.

    Geometry processing. Geometry processing transforms the original position and orientation of the polygons to their new position on the screen. Based on their position and orientation, some aspects of their surface color and lighting can be computed. The 3D visual cues of perspective and motion are handled during this stage. These calculations require very high floating-point computation power and are performed by the host microprocessor.

    Polygon setup. Polygon setup calculates the slopes of the polygon sides and various other derivatives that greatly accelerate the rasterization process. Although early graphics devices performed these calculations in the host microprocessor, today's 3D graphics processor perform these calculations, permitting significantly higher performance.

    Rasterization. Rasterization computes the color and other information for every pixel (dot on the screen) that a transformed polygon touches. A number of complex algorithms compute the color uniquely for each pixel, as well as perform the remaining visual cues, such as shading, shadows, focus and occlusion. This is the most computationally intensive step of the graphics pipeline and the processors are required to perform up to 1,000 calculations per pixel, with this number increasing rapidly.

    Display. Display consists of sequentially reading out the color of each pixel at a rate matched to the monitor. Unlike the other stages in the 3D graphics pipeline, which are purely digital, the signals to the monitor are analog, and the frequencies are far higher.

  The complexity of the different steps in the 3D graphics pipeline requires billions of floating-point and integer operations in real time to deliver a realistic and interactive experience. Image quality determines whether 3D computer representation looks realistic, and 3D performance determines whether a 3D system conveys a sense of fluid motion in real time. If the performance is below a certain threshold, a 3D system can in fact reduce the productivity or the enjoyment of the user, even if the image quality is high. The challenge with high quality 3D is to deliver the processing power required to perform these computations without creating bottlenecks in the 3D graphics pipeline.

  NVIDIA PROCESSOR ARCHITECTURE
  The RIVA128 and RIVA128ZX graphics processors are highly integrated and deliver high frame rate 3D graphics, as well as 2D graphics, VGA and video processing in a single processor. The primary functional units of the RIVA128 and RIVA128ZX graphics processors are the 3D geometry processing unit, the 2D engine, the 3D pixel processor, the texture cache and the Palette-DAC and video processor. The following illustrates the primary components of the RIVA128 graphics processor:

                            [GRAPHIC APPEARS HERE]

[Description of illustration: Depiction of RIVA128 3D graphics processor, with the following functional areas labelled: 3D Geometry Processing Unit, Texture Cache, Video Port, 2D Engine, 3D Pixel Processor, Palette-DAC and Video Processor, VGA, Internal Bus, Memory Controller, PCI/AGP Interface.]

                       The RIVA128 3D Graphics Processor

    3D Geometry Processing Unit. This engine performs the polygon setup and lighting calculations and prepares data for pixel processing. This 5 GFLOPs floating point engine processes up to five million triangles per second.

    2D Engine. The 2D rendering engine provides high performance for 2D applications. The 2D engine is necessary for applications such as those used in a business environment where 2D objects are drawn to and moved around on the computer monitor. Examples include Windows-based applications such as Microsoft Word, Powerpoint or Excel. The presence of high performance 2D graphics is a critical function for 3D graphics processors targeted for the mainstream PC market.

    3D Pixel Processor. The 3D pixel processor calculates pixel colors and other attributes to be rendered to the computer screen. It includes advanced rendering capabilities, such as 32-bit RGB Gouraud shading, alpha blending, perspective correct per pixel fog and perspective correct specular highlights.

    Texture Cache. The texture cache provides high performance, local texture storage for the pixel processing engine.

    Palette-DAC and Video Processor. The Palette-DAC pipeline accelerates full-motion video playback, sustaining 30 frames per second while retaining high quality color resolution, implementing true bilinear filtering for scaled video, and compensating for filtering losses using edge enhancement algorithms.

  NVIDIA PRODUCTS

  RIVA128 Graphics Processor

  The RIVA128 graphics processor enables PC OEMs and add-in board manufacturers to satisfy end-user performance requirements by providing visual realism and real-time interactivity. The RIVA128 graphics processor incorporates 3.5 million transistors and operates on 100 MHz clock speed, enabling it to perform 20 billion operations per second. The RIVA128 graphics processor breaks through bottlenecks created by the computationally intensive requirements of 3D graphics by providing superior processing power.

  The highly integrated RIVA128 graphics processor delivers high frame rate 3D graphics, as well as 2D graphics, VGA and video processing in a single processor. The RIVA128 graphics processor also includes a rich set of reference drivers and tools that translate between software API and hardware. These drivers also provide the ability to connect to and process data from external video devices. The software driver is designed to maximize performance of the graphics processor and to maintain compatibility with each successive generation of the Company's products. The software drivers have the flexibility to be continually enhanced in order to further improve the performance of the processors. The RIVA128 graphics processor has received significant industry validation and has enabled the Company's customers to receive over 80 industry awards. Key features of the RIVA128 graphics processor include the following:

    Standard API Compatibility. The RIVA128 graphics processor supports applications written for the two most widely accepted industry standard graphics APIs, Microsoft's Direct3D and SGI's OpenGL.

    5 GFLOPs Polygon Setup Engine. Polygon setup minimizes the number of format conversions and other calculations performed by the host microprocessor. The polygon setup engine can operate at a sustained rate of 1.5 million triangles per second or a peak rate of five million triangles per second.

    Full 3D Feature Set. The full 3D feature set includes perspective correct texturing, bi-linear filtering, Z-buffer, LOD MIP-mapping, lighting and alpha blending.

    128-bit Graphics Engine and Memory Interface. The "fast and wide" 128-bit memory interface provides 1.6 gigabytes per second bandwidth to local frame buffer memory, which results in industry-leading performance and graphics realism.

    230 MHz Integrated RAMDAC. The 230 MHz integrated RAMDAC allows for high resolution, high refresh rate output to computer monitors.

    NTSC/PAL TV Output. NTSC/PAL television output allows connections to television monitors.

    Media Port. The media port allows direct input from television signals and MPEG2/DVD devices.

  The RIVA128 graphics processor is produced using a .35 micron manufacturing process. The Company introduced the RIVA128 graphics processor in April 1997 and began shipping in volume in August 1997.

  RIVA128ZX Graphics Processor

  The RIVA128ZX graphics processor extends the functionality and performance of the RIVA128 graphics processor and includes two additional design features, AGP 2X and an 8MB (megabyte) frame buffer. The AGP 2X, Intel's newest graphics bus, doubles the available bandwidth between the microprocessor and the graphics engine. With AGP 2X support, the RIVA128ZX graphics processor is designed to process more complex 3D computer representations more efficiently. Doubling the size of the frame buffer to 8MB provides the RIVA128ZX graphics processor with the ability to support higher resolution displays with more colors, resulting in a richer real-time experience.

  The RIVA128ZX graphics processor is produced using a .35 micron manufacturing process, began shipping in March 1998 and is scheduled for volume shipment in the second quarter of 1998.

NVIDIA PRODUCTS UNDER DEVELOPMENT

  RIVA TNT

  The Company announced its second-generation product, the RIVA TNT, in March 1998. The RIVA TNT is currently under development. The Company believes the RIVA TNT will supplant the RIVA128ZX graphics processor as NVIDIA's "performance offering" during the second half of 1998. The RIVA TNT will be designed to include a 16MB frame buffer, two pixels per clock to enable faster and higher quality rendering, AGP 2X support, greater than 200 million pixel per second fill rate and 8 million triangle peak set up.


SALES AND MARKETING

  NVIDIA's sales strategy is a key part of its objective to become the leading supplier of high performance 3D graphics processors for PCs. In order to meet customer and end-user requirements and achieve design wins, the Company's sales team works closely with PC OEMs, add-in board manufacturers and industry trend setters to define product features, performance, price and timing of new products. Members of the Company's sales team have a high level of technical expertise and product and industry knowledge to support a competitive and complex design win process. NVIDIA also employs a highly skilled team of application engineers to assist PC OEMs and add-in board manufacturers in designing, testing and qualifying system designs that incorporate NVIDIA products. The Company believes that the depth and quality of this design support are key to improving PC OEMs' and add-in board manufacturers' time-to-market, maintaining a high level of customer satisfaction among PC OEMs and add-in board manufacturers and fostering relationships that encourage its customers to use the next-generation of NVIDIA's products.

  In the 3D graphics market, the sales process involves influencing leading PC OEMs' and add-in board manufacturers' graphics processor purchasing decisions, achieving key design wins and supporting the product design into high volume production. These design wins in turn influence the retail and system integrator channel that is serviced by add-in board manufacturers. The Company's distribution strategy is to work with a relatively small number of leading add-in board manufacturers that have relationships with a broad range of major PC OEMs and/or strong brand name recognition in the retail channel. Currently, the Company sells the RIVA128 graphics processor directly to add-in board manufacturers, Diamond and STB, which in turn sell boards with the RIVA128 graphics processor to leading OEMs, such as Compaq, Dell, Gateway 2000, Micron and Packard Bell NEC, to retail outlets, such as BestBuy and CompUSA, and to a large number of system integrators. Sales to STB and Diamond accounted for 63% and 31%, respectively, of the Company's total revenue in 1997, and 49% and 39%, respectively, of the Company's total revenue in the first quarter of 1998.

  The Company also has a strategic collaboration agreement with ST (the "ST Agreement"), pursuant to which ST manufactures the RIVA128 graphics processor, sells it to the Company and distributes the RIVA128 graphics processor on the Company's behalf. ST is entitled under the ST Agreement to sell the RIVA128 and RIVA128ZX graphics processors in consideration for a royalty payment to the Company. ST also is entitled under this agreement to manufacture the RIVA128ZX graphics processor. Under the ST Agreement, ST also has a worldwide license to incorporate the technology underlying the RIVA128 and RIVA128ZX graphics processors (including the source code and architecture) (the "RIVA Technology") in its own products, subject to certain limitations on the modification of such technology, and a right to receive software engineering and quality assurance support from the Company for the RIVA Technology through December 31, 1998. The Company believes that its relationship with ST allows it to realize broad market penetration, increase sales leverage and achieve greater brand awareness. Royalty revenue received from ST pursuant to the ST Agreement represented 6% and 12% of the Company's total revenue in 1997 and the first quarter of 1998, respectively. The Company expects royalty revenue from ST to decrease in the second quarter of 1998 and subsequent quarters.

  The NVIDIA sales effort is accompanied by a variety of product and corporate marketing activities, including technical support and product launches. As part of the product launch effort, the Company demonstrates new products to highlight their capabilities. NVIDIA believes these demonstrations help position its products favorably relative to products of its competitors. The Company also maintains close relationships with key industry analysts and trade press, conducts frequent press tours and participates, with its add-in board manufacturers and OEM customers, in benchmark tests executed by key trade publications. In addition, the Company sponsors and participates in industry tradeshows, marketing communications and market development activities designed to generate awareness of the Company and its products. The Company intends to continue to devote significant resources toward establishing brand recognition, including advertising in key newspapers and trade magazines and participation in graphics newsgroups and web sites. The Company also uses its corporate web site to promote the Company and its products.

  To encourage software title developers and publishers to develop games optimized for platforms utilizing the Company's products, the Company seeks to establish and maintain strong relationships in the software development community. Engineering and marketing personnel interact with and visit key software developers to promote and discuss the Company's products, seeking product requirements and solving technical problems. The Company's developer program makes products available to partners prior to volume availability to encourage the development of software titles that are optimized for the Company's products.

MANUFACTURING

  The Company has a "fabless" manufacturing strategy whereby the Company employs world class suppliers for all phases of the manufacturing process, including fabrication, assembly and testing. This strategy leverages the expertise of industry-leading, ISO-certified suppliers in such areas as fabrication, assembly, quality control and assurance, reliability and testing, and allows the Company to avoid the significant costs and risks associated with owning and operating such manufacturing operations. These suppliers also are responsible for procurement of raw materials used in the production of the Company's products. As a result, the Company can focus its resources on product design, quality assurance, marketing and customer support.

  The RIVA128 graphics processor is fabricated for the Company by ST, which is one of the ten largest semiconductor manufacturers in the world. ST currently produces the semiconductor die for the Company using a .35 micron Complementary Metal-Oxide Semiconductor (CMOS) process technology. ST then assembles and packages the semiconductor die, tests the finished product, and ships the finished product to the Company. ST has fabrication operations located in Crolles, France and assembly and testing operations located in Malta. The Company has recently begun using TSMC to manufacture the RIVA128ZX graphics processor, although it has not yet received volume quantities of any products from TSMC. The Company recently qualified Anam for assembly and testing and intends to have volume testing performed by Anam in the future. The Company currently is seeking an additional source of supply for both assembly and test.

  The fabrication of semiconductors is a complex process. Contaminants, defects in masks used to print circuits on wafers, difficulties in the fabrication process and other factors can cause a substantial percentage of wafers to be rejected or a significant number of die on each wafer to be nonfunctional. These problems are difficult to diagnose and time-consuming and expensive to remedy. As a result, semiconductor companies frequently encounter difficulties in achieving acceptable product yields. When production of a new product begins, as with the RIVA128ZX graphics processor, the Company typically pays for wafers, which may or may not have any functional products. Accordingly, the Company bears the financial risk until production is stabilized. Once production is stabilized, the Company pays for functional die only. Because TSMC has only recently begun to manufacture products for the Company, until the production yields of its product at TSMC stabilize, the Company must pay an agreed price for wafers regardless of yield. Failure to stabilize yields or failure to achieve acceptable yields from any current or future third-party manufacturer would materially adversely affect the Company's business, financial condition and results of operations. For example, in December 1997, the Company experienced low manufacturing yields at ST.

  The Company receives semiconductor products from its subcontractors, performs incoming quality assurance and ships them to its add-in board manufacturer customers, such as Diamond and STB, from its location in Sunnyvale. The add-in board manufacturers then produce boards, combine NVIDIA software with their own software and ship the product to the retail market as add-in boards or to OEMs, such as Compaq, Dell Gateway 2000, Micron and Packard Bell NEC, for inclusion in the OEMs' products.

  In the event of production difficulties, shortages or delays experienced by any one of its suppliers, the Company's business, financial condition or results of operation may be adversely impacted. Furthermore, although quality assurance measures have been taken, there can be no guarantee against defects affecting the quality, performance or reliability of the Company's products. Any such defects could require costly product recalls or cessation of shipments, adversely affecting the Company's business, financial condition and results of operations, and resulting in a decline of revenues, increased costs (associated with return, repair, replacement and shrinkage associated with such defects), cancellations or rescheduling of customer orders and shipments. See "Risk Factors--Dependence on Third-Party Manufacturers; Absence of Manufacturing Capacity; Manufacturing Risks," "--Dependence on ST Microelectronics," "--Manufacturing Yields," "--Transition to New Manufacturing Process Technologies," "--Dependence on Third-Party Subcontractors for Assembly and Testing" and "--Risks of Product Defects and Incompatibilities; Product Liability."

RESEARCH AND DEVELOPMENT

  The Company believes that the continued introduction of new and enhanced products designed to deliver leading 3D graphics performance will be essential to its future success. NVIDIA's research and development strategy is to focus on concurrently developing multiple generations of devices using independent design teams. The Company's research and development team has enabled NVIDIA to deliver award-winning products to its OEM customers. The RIVA128 graphics processor has enabled its customers to win over 80 awards from recognized industry publications, including PC Magazine, PC Computing, PC World, Computer Gaming World, PC Games and CNET.

  NVIDIA's research and development efforts are performed within specialized groups consisting of software engineering, hardware engineering, VLSI design engineering, process engineering, and architecture and algorithms. These groups act as a pipeline designed to allow the efficient simultaneous development of new products. The software engineering group is responsible for the development of drivers for the various software APIs. The hardware engineering group designs and develops new product hardware. The VLSI design engineering group maps the Company's design ideas to specific silicon structures, and the process engineering group determines how these devices will be fabricated and communicates with the Company's manufacturers. The architecture and algorithms group is responsible for maintaining and further developing what the Company believes is an extensible product architecture, allowing the Company to continually add features to its products without sacrificing compatibility or incurring significant redesign costs.

  A critical component of the Company's product development effort is its partnerships with leaders in the CAD industry. The Company has invested significant resources to develop relationships with industry leaders, including Avant! Corporation, Cadence Design Systems, Inc. and Synopsys, Inc. The Company believes that by forming these relationships, and utilizing next-generation development tools to design, simulate and verify its products, NVIDIA will be able to remain at the forefront of the 3D graphics market and to continue to develop products on a rapid basis that utilize leading-edge technology.

  The Company has substantially increased its engineering and technical resources and has 77 full-time employees engaged in research and development. Expenditures for research and development before adjustments for contract funding were $2.4 million, $1.2 million and $6.6 million in 1995, 1996 and 1997, respectively.

COMPETITION

  The market for 3D graphics processors for mainstream PCs in which the Company competes is intensely competitive and is characterized by rapid technological change, evolving industry standards and declining average selling prices. NVIDIA believes that the principal factors of competition in this market are performance, conformity to industry-standard APIs, software support, access to customers and distribution channels, manufacturing capabilities, price of graphics processors and total system costs of add-in boards. The Company expects competition to increase both from existing competitors and new market entrants with products that may be less costly than the Company's 3D graphics processors or may provide better performance or additional features not provided by the Company's products. There can be no assurance that the Company will be able to compete successfully in the emerging mainstream PC graphics market.

  NVIDIA's primary source of competition is from companies that provide or intend to provide 3D graphics solutions for the mainstream PC market. These include (i) new entrants in the 3D graphics processor market with existing presence in the PC market, such as Intel, (ii) suppliers of graphics add-in boards that utilize their internally developed graphics chips, such as ATI and Matrox, (iii) suppliers of 2D graphics chips that are introducing 3D functionality as part of their existing solutions, such as S3 and Trident,
(iv) companies that have traditionally focused on the professional market and provide high end 3D solutions for PCs and workstations, including 3Dlabs, Real3D and SGI, and (v) companies with strength in the interactive entertainment market, such as Chromatic, 3Dfx and Rendition.

  In March 1998, Intel began shipping the i740, a 3D graphics accelerator that is targeted at the mainstream PC market. Intel has significantly greater resources than the Company, and there can be no assurance that the Company's products will compete effectively against the i740 or any future products introduced by Intel, that the Company will be able to compete effectively against Intel or that Intel will not introduce additional products that are competitive with the Company's products in either performance or price or both. NVIDIA expects Intel to continue to invest heavily in research and development and new manufacturing facilities, to maintain its position as the largest manufacturer of PC microprocessors and one of the largest manufacturers of motherboards, to increasingly dominate the PC platform and to promote its product offerings through advertising campaigns designed to engender brand loyalty among PC users. Intel may in the future develop graphics add-in cards or graphics-enabled motherboards using its i740 3D graphics accelerators or other graphics accelerators, which could directly compete with graphics add-in cards or graphics-enabled motherboards that the Company's customers may develop. In addition, due to the widespread industry acceptance of Intel's microprocessor architecture and interface architecture, including its AGP, Intel exercises significant influence over the PC industry generally, and any significant modifications by Intel to the AGP, the microprocessor or other aspects of the PC microprocessor architecture could result in incompatibility with the Company's technology, which would have a material adverse effect on the Company's business, financial condition and results of operations. In addition, any delay in the public release of information relating to such modifications could have a material adverse effect on the Company's business, financial condition or results of operations.

  In April 1998, SGI and Intel announced a strategic relationship, which includes a broad patent cross-license agreement. The Company believes that this agreement will provide SGI with access to Intel processors for the development of SGI workstations. In addition, the Company believes that under the cross-license agreement Intel will have access to SGI graphics patents, which may allow Intel to compete more effectively with the Company. SGI also may compete directly with the Company as a result of this relationship with Intel. There can be no assurance that the Company will be able to compete successfully against SGI or Intel. SGI filed a patent infringement lawsuit against the Company in April 1998. See "--Legal Proceedings".

  In addition to Intel, the Company competes with suppliers of graphics add-in boards that utilize their internally developed graphics chips, such as ATI and Matrox. NVIDIA also competes with companies that typically have operated in the PC 2D graphics market and that now offer 3D graphics capability as an enhancement to their 2D graphics solutions, such as S3 and Trident. Many of these competitors have introduced 3D graphics functionality on new versions of existing graphics chips. In addition, the Company's competitors include companies that traditionally have focused on the production of high-end 3D graphics systems targeted at the professional market, such as 3Dlabs, Intergraph, Real3D and SGI. While these companies produce high performance 3D graphics systems, they historically have done so at a significantly higher price point than the Company and have focused on the professional and engineering market. Some of these companies are developing lower cost versions of their 3D graphics technology to bring workstation-like 3D graphics to mainstream PCs, and there can be no assurance that the Company will be able to compete successfully against them. For example, 3Dlabs markets the PERMEDIA 2, a graphics accelerator designed for the mainstream PC market. NVIDIA also competes with companies that have recently entered or are expected to enter the market with an integrated 3D/2D graphics solution, but which have not traditionally manufactured 2D graphics solutions, such as Chromatic, 3Dfx and Rendition. In addition to the Company's known competitors, the Company anticipates that there will be new entrants in the graphics processor market, and there can be no assurance that the Company will compete effectively against any such new competitors.

  Several of the Company's current and potential competitors have substantially greater financial, technical, manufacturing, marketing, distribution and other resources, greater name recognition and market presence, broader product lines for the PC market, longer operating histories, lower cost structures and larger customer bases than the Company. As a result, they may be able to adapt more quickly to new or emerging technologies and changes in customer requirements. Regardless of the relative qualities of the Company's products, the market power, product breadth and customer relationships of its larger competitors, particularly Intel, can be expected to provide such competitors with substantial competitive advantages. The Company does not seek to compete on the basis of price alone, but may be forced to lower prices to compete effectively. There can be no assurance that the Company will be able to compete successfully in the emerging mainstream PC 3D graphics market.

PATENTS AND PROPRIETARY RIGHTS

  The Company relies primarily on a combination of patent, mask-work protection, trademarks, copyrights, trade secret laws, employee and third-party nondisclosure agreements and licensing arrangements to protect its intellectual property. The Company has 15 issued patents and 25 patent applications pending in the United States. Such issued patents have expiration dates from May 2015 to November 2016. The issued patents and pending patent applications relate to technology developed by the Company in connection with the development of its 3D graphics processors, including the RIVA128 graphics processor. The Company has no foreign patents or patent applications. The Company seeks to file for patents that have broad application in the semiconductor industry and that would provide a competitive advantage. However, there can be no assurance that the Company's pending patent application or any future applications will be approved, that any issued patents will provide the Company with competitive advantages or will not be challenged by third parties, or that the patents of others will not have an adverse effect on the Company's ability to do business. In addition, there can be no assurance that others will not independently develop substantially equivalent intellectual property or otherwise gain access to the Company's trade secrets or intellectual property, or disclose such intellectual property or trade secrets, or that the Company can effectively protect its intellectual property. A failure by the Company to meaningfully protect its intellectual property could have a material adverse effect on the Company's business, financial condition or results of operations.

  The Company attempts to protect its trade secrets and other proprietary information through confidentiality agreements with manufacturers and other partners, proprietary information agreements with employees and consultants and other security measures. The Company also relies on trademarks and trade secret laws to protect its intellectual property. Despite these efforts, there can be no assurance that others will not gain access to the Company's trade secrets, or that the Company can meaningfully protect its intellectual property. In addition, effective trade secret protection may be unavailable or limited in certain foreign countries. Although the Company intends to protect its rights vigorously, there can be no assurance that such measures will be successful.

  The semiconductor industry is characterized by vigorous protection and pursuit of intellectual property rights or positions, which has resulted in significant and often protracted and expensive litigation. The 3D graphics market in particular has been characterized recently by the aggressive pursuit of intellectual property positions, and the Company expects its competitors to continue to pursue aggressive intellectual property positions. In April 1998, SGI filed a patent infringement lawsuit against the Company, and in May 1998, S3 filed a patent infringement lawsuit against the Company. See "--Legal Proceedings." In addition, the Company from time to time has received notices alleging that the Company has infringed patents or other intellectual property rights owned by third parties. ST has certain patent licenses that in some cases may allow ST to manufacture the Company's products without infringing third-party patents. As the Company's products are manufactured by TSMC or other manufacturers, such licenses will no longer benefit the Company and therefore the risk of a third-party claim of patent infringement against the Company will increase. In the event infringement claims are made against the Company, the Company may seek licenses under such patents or other intellectual property rights. However, there can be no assurance that licenses will be offered or that the terms of any offered licenses will be acceptable to the Company. The failure to obtain a license from a third party for technology used by the Company could cause the Company to incur substantial liabilities and to suspend the manufacture of products. Furthermore, the Company may initiate claims or litigation against third parties for infringement of the Company's proprietary rights or to establish the validity of the Company's proprietary rights. The Company has agreed to indemnify certain customers for claims of infringement arising out of sale of the Company's product. Litigation by or against the Company or such customers concerning infringement would likely, and the SGI and S3 litigation will, result in significant expense to the Company and divert the efforts of the Company's technical and management personnel, whether or not such litigation results in a favorable determination for the Company. In the event of an adverse result in the SGI, S3 or other litigation, the Company could be required to pay substantial damages, (which could include treble damages) cease the manufacture, use and sale of infringing products, expend significant resources to develop non-infringing technology, discontinue the use of certain processes or obtain licenses for the infringing technology. There can be no assurance that the Company would be successful in such development or that such licenses would be available on reasonable terms, or at all, and any such development or license could require expenditures by the Company of substantial time and other resources. Although patent disputes in the semiconductor industry have often been settled through cross-licensing arrangements, there can be no assurance that, in the event that SGI, S3 or any other third party makes a successful claim against the Company or its customers, a cross-licensing arrangement could be reached. If such a license is not made available to the Company on commercially reasonable terms, the Company's business, financial condition or results of operations could be materially adversely affected.

  There can be no assurance that infringement claims by third parties or claims for indemnification by other customers or end users of the Company's products resulting from infringement claims will not be asserted in the future or that such possible assertions or the assertions currently raised in the SGI and S3 litigation, if proven to be true, will not materially adversely affect the Company's business, financial condition or results of operations. Any limitations on the Company's ability to market its products, or delays and costs associated with redesigning its products or payments of license fees to third parties, or any failure by the Company to develop or license a substitute technology on commercially reasonable terms, any of which may result from the SGI or S3 litigation, could have a material adverse effect on the Company's business, financial condition and results of operations.

EMPLOYEES

  As of March 29, 1998, the Company had 119 employees, 77 of whom were engaged in engineering and 42 of whom were engaged in sales, marketing, operations and administrative positions. No employee of the Company is covered by collective bargaining agreements, and the Company believes that its relationship with its employees is good.

  The Company's ability to operate successfully will depend in significant part upon the continued service of certain key technical and managerial personnel, and its continuing ability to attract and retain additional highly qualified technical and managerial personnel. Competition for such personnel is intense, and there can be no assurance that the Company can retain such personnel or that it can attract or retain other highly qualified technical and managerial personnel in the future, including key sales and marketing personnel. The loss of key personnel or the inability to hire and retain qualified personnel could have a material adverse effect on the Company's business, financial condition or results of operations. See "Risk Factors-- Dependence on Key Personnel."

FACILITIES

  The Company leases approximately 34,000 square feet in one building in Sunnyvale, California, pursuant to a lease that expires in August 1998. Although, the Company believes that it will be able to secure facilities adequate to meet its needs for the foreseeable future, an inability of the Company to timely secure adequate facilities on reasonable terms, or an inability to effectively manage the transition to larger facilities, could have a material adverse effect on the Company's business, financial condition or results of operations.

LEGAL PROCEEDINGS

  On April 9, 1998, the Company was notified that SGI had filed a patent infringement lawsuit against the Company in the United States District Court for the District of Delaware. The suit alleges that the sale and use of the Company's RIVA family of 3D graphics processors infringes a United States patent held by SGI. The suit seeks unspecified damages (including treble damages), an order permanently enjoining further alleged infringement and attorneys' fees. On May 11, 1998, the Company was notified that S3 had filed a patent infringement lawsuit against the Company in the United States District Court for the Northern District of California. The suit alleges that the sale and use of the Company's RIVA family of 3D graphics processors infringes three United States patents held by S3. The suit seeks unspecified damages (including treble damages), preliminary and permanent orders enjoining further alleged infringement and attorneys' fees. The Company has filed answers to each suit and has filed counterclaims asserting that the patents in each suit are neither infringed nor valid. Based on its investigation to date, the Company believes that it has meritorious defenses to the claims brought and intends to defend itself vigorously with respect to both lawsuits.

  S3 also has filed a motion for preliminary injunction to bar the Company's manufacture or sale of the RIVA128 products pending a final determination of the lawsuit. The motion is set to be argued to the court on July 28, 1998, and is based on one of the three patents asserted by S3. The Company believes that it has meritorious defenses to the preliminary injunction motion and intends to defend itself vigorously.

  The Company expects that the litigation with SGI and S3 will likely result in significant expense to the Company and divert the efforts of the Company's technical and management personnel, whether or not such litigation results in a favorable determination for the Company. In the event of an adverse result in either suit, the Company could be required to do one or more of the following: pay substantial damages (including treble damages); preliminarily or permanently cease the manufacture, use and sale of any infringing products; expend significant resources to develop non-infringing technology; or obtain a license from SGI or S3 for any infringing technology. Either of these suits could result in limitations on the Company's ability to market its products, delays and costs associated with redesigning its products or payments of license fees or other payments to SGI or S3, any of which would have a material adverse effect on the Company's business, financial condition and results of operations.

                                  MANAGEMENT

EXECUTIVE OFFICERS, KEY EMPLOYEES AND DIRECTORS

  Certain information regarding the Company's executive officers, key employees and directors as of March 29, 1998 is set forth below.

NAME                      AGE POSITION
----                      --- --------
Jen-Hsun Huang..........   35 President, Chief Executive Officer and Director
Jeffrey D. Fisher.......   39 Vice President, Sales
David B. Kirk...........   37 Chief Scientist
Chris A. Malachowsky....   38 Vice President, Engineering
Lewis R. Paceley........   42 Vice President, Corporate Marketing
Curtis R. Priem.........   38 Chief Technical Officer
Geoffrey G. Ribar.......   39 Chief Financial Officer
Daniel F. Vivoli........   37 Vice President, Product Marketing
Richard J. Whitacre.....   42 Vice President, Operations and Corporate Engineering
Tench Coxe (1)..........   40 Director
Harvey C. Jones, Jr.(1).   45 Director
William J. Miller.......   52 Director
A. Brooke Seawell(2)....   50 Director
Mark A. Stevens(2)......   38 Director

--------
(1) Member of the Compensation Committee.
(2) Member of the Audit Committee.

  Jen-Hsun Huang co-founded the Company in April 1993 and has served as President, Chief Executive Officer and a member of the Board of Directors of the Company since its inception. From 1985 to 1993, Mr. Huang was employed at LSI Logic Corporation, a computer chip manufacturer, where he held a variety of positions, most recently as Director of Coreware business unit responsible for LSI's "system-on-a-chip" strategy. From 1983 to 1985, Mr. Huang was a microprocessor designer for Advanced Micro Devices, a semiconductor company. Mr. Huang holds a B.S.E.E. degree from Oregon State University and an M.S.E.E. degree from Stanford University.

  Jeffrey D. Fisher has been Vice President, Sales for the Company since July 1994. From September 1988 to July 1994, Mr. Fisher held various positions at Weitek Corporation, a semiconductor technology company, where his last position was as Director of World Wide Sales. Mr. Fisher holds a B.S.E.E. degree from Purdue University and an M.B.A. degree from Santa Clara University.

  David B. Kirk has been Chief Scientist for the Company since January 1997. From June 1996 to January 1997, Dr. Kirk was a software and technical management consultant. From 1993 to 1996, Dr. Kirk was Chief Scientist, Head of Technology for Crystal Dynamics, a video game manufacturing company. From 1989 to 1991, Dr. Kirk was an engineer for Apollo Systems Division of Hewlett-Packard Company. Dr. Kirk has authored seven patents relating to graphics design and has authored more than 50 articles on graphics technology. Dr. Kirk holds B.S. and M.S. degrees in Mechanical Engineering from the Massachusetts Institute of Technology and M.S. and Ph.D. degrees in Computer Science from the California Institute of Technology.

  Chris A. Malachowsky co-founded the Company in April 1993 and has been Vice President, Engineering for the Company since that time. From 1987 until April 1993, Mr. Malachowsky was a Senior Staff Engineer for Sun Microsystems, Inc., a supplier of enterprise network computing products. From 1980 to 1986, Mr. Malachowsky was a manufacturing design engineer at Hewlett-Packard Company. Mr. Malachowsky was a co-inventor of Sun Microsystems' GX graphics architecture and has authored 39 patents, most of which relate to graphics. Mr. Malachowsky holds a B.S.E.E. degree from the University of Florida and an M.S.C.S. degree from Santa Clara University.

  Lewis R. Paceley has been Vice President, Corporate Marketing for the Company since December 1997. From January 1996 until September 1997, Mr. Paceley was Vice President, Marketing for Cyrix Corporation, a computer processor manufacturer. From 1982 until December 1995, Mr. Paceley held various positions at Intel, where his last position was as Marketing Director, Pentium Pro. Mr. Paceley holds a B.E. degree from Vanderbilt University and an M.S.E. degree from the University of Michigan.

  Curtis R. Priem co-founded the Company in April 1993 and has been Chief Technical Officer for the Company since that time. From 1986 to January 1993, Mr. Priem was Senior Staff Engineer at Sun Microsystems where he architected the GX graphics products, including the world's first single chip GUI accelerator. From 1984 to 1986, Mr. Priem was a hardware engineer at GenRad, Inc., a supplier of diagnostic equipment for electronic products. From 1982 to 1984, Mr. Priem was a staff engineer for Vermont Microsystems, Inc., a personal computer company, where he architected IBM's Professional Graphics Adapter, the PC industry's first graphics processor. Mr. Priem has authored 70 patents, all of which relate to graphics and I/O. Mr. Priem holds a B.S.E.E. degree from Rensselaer Polytechnic Institute.

  Geoffrey G. Ribar joined the Company as Chief Financial Officer in December 1997. From 1982 to December 1997, Mr. Ribar served in various positions at AMD, where his last position was Vice President and Corporate Controller. Mr. Ribar holds a B.S. degree in Chemistry and an M.B.A. degree from the University of Michigan.

  Daniel F. Vivoli has been Vice President, Product Marketing for the Company since December 1997. From October 1988 to December 1997, Mr. Vivoli held various positions at Silicon Graphics, Inc., a computing technology company, including Product Marketing Director, Director of Marketing--Advanced Graphics Division and --Interactive Systems Division, and finally Vice President of Marketing. From 1983 to 1988, Mr. Vivoli held various marketing positions at Hewlett-Packard Company. Mr. Vivoli holds a B.S.E.E. degree from the University of Illinois at Champaign-Urbana.

  Richard J. Whitacre has been Vice President, Operations and Corporate Engineering for the Company since July 1994. From 1990 to July 1994, Mr. Whitacre was Director of Engineering and then Vice President of Operations for SEEQ Technology Incorporated, a semiconductor company. From 1977 to 1990, Mr. Whitacre held various engineer and management positions at National Semiconductor Corporation, a semiconductor company. Mr. Whitacre holds a B.S.E.E. degree from the University of Illinois.

  Tench Coxe has been a director of the Company since June 1993. Mr. Coxe is a general partner of Sutter Hill Ventures, a venture capital investment firm. Prior to joining Sutter Hill Ventures in 1987, Mr. Coxe was Director of Marketing and MIS at Digital Communication Associates. Mr. Coxe holds a B.A. degree in Economics from Dartmouth College and an M.B.A. degree from the Harvard Business School. Mr. Coxe also serves on the Board of Directors of Avant! Corporation, Edify Corporation and SQL Financials International, Inc.

  Harvey C. Jones, Jr. has served as a director of the Company since November 1993. Since December 1987, Mr. Jones has held various positions at Synopsys, Inc., a developer of electronic design automation products, where he served as President through December 1992, as Chief Executive Officer until January 1994 and as Chairman of the Board until February 1998. Prior to joining Synopsys, Mr. Jones served as President and Chief Executive Officer of Daisy Systems Corporation, an electronic design automation company that Mr. Jones co-founded in 1981. Mr. Jones currently serves on the Board of Directors of Synopsys and Remedy Corporation, a client/server applications software company. Mr. Jones holds a B.S. degree in Mathematics and Computer Sciences from Georgetown University and an M.S. degree in Management from the Massachusetts Institute of Technology.

  William J. Miller has served as a director of the Company since November 1994. Mr. Miller has been Chief Executive Officer and Chairman of the Board of Avid Technology, Inc., a provider of digital tools for multimedia, since April 1996 and has served as President of Avid Technology since September 1996. From

March 1992 to October 1995, Mr. Miller served as Chief Executive Officer of Quantum Corporation, a developer of information storage products. He was a member of the Board of Directors, and Chairman thereof, from, respectively, May 1992 and September 1993 to August 1995. From 1981 to March 1992, he served in various positions at Control Data Corporation, a supplier of computer hardware, software and services, most recently as Executive Vice President and President, Information Services. Mr. Miller holds a B.A. and a J.D. degree from the University of Minnesota. Mr. Miller serves on the Board of Directors of Innovex, Inc. and Waters Corporation.

  A. Brooke Seawell has served as a director of the Company since December 1997. Since January 1997, Mr. Seawell has been Executive Vice President and Chief Financial Officer for NetDynamics, Inc., an Internet applications server company. From 1991 to January 1997, Mr. Seawell was Senior Vice President and Chief Financial Officer of Synopsys. Mr. Seawell holds a B.A. degree in Economics and an M.B.A. degree in Finance and Accounting from Stanford University. Mr. Seawell serves on the Board of Directors of several privately held companies.

  Mark A. Stevens has served as a director of the Company since June 1993. Mr. Stevens has been a general partner of Sequoia Capital, a venture capital investment firm, since March 1993. Prior to that time, beginning in July 1989, he was an associate at Sequoia Capital. Prior to joining Sequoia, he held technical sales and marketing positions at Intel. Mr. Stevens holds a B.S.E.E. degree, a B.A. degree in Economics and an M.S. degree in Computer Engineering from the University of Southern California and an M.B.A. degree from Harvard Business School. Mr. Stevens currently serves on the Board of Directors of Aspect Development, Inc., a client/server applications software company, and several privately held companies.

  The Company's Board of Directors (the "Board") is currently comprised of six directors. Directors are elected by the stockholders at each annual meeting of stockholders to serve until the next annual meeting of stockholders or until their successors are duly elected and qualified. The Company's Certificate of Incorporation, which will become effective upon the completion of this offering, provide that the Board will be divided into two classes, Class I and Class II, with each class serving staggered two-year terms. The Class I directors, initially Messrs. Coxe, Huang and Jones, will stand for reelection or election at the 1999 annual meeting of stockholders. The Class II directors, initially Messrs. Miller, Seawell and Stevens will stand for reelection or election at the 2000 annual meeting of stockholders.

BOARD COMMITTEES

  The Board of Directors has an Audit Committee and a Compensation Committee. The Audit Committee, which currently consists of Messrs. Seawell and Stevens, reviews the internal accounting procedures of the Company and consults with and reviews the services provided by the Company's independent auditors. The Compensation Committee, which currently consists of Messrs. Coxe and Jones, reviews and recommends to the Board the compensation and benefits of the Company. The Compensation Committee also administers the issuance of stock options and other awards under the Company's 1998 Equity Incentive Plan, 1998 Employee Stock Purchase Plan and 1998 Non-Employee Directors' Stock Option Plan. See "--Employee Benefit Plans."

DIRECTOR COMPENSATION

  Directors currently do not receive any cash compensation for their services as members of the Board of Directors, although they are reimbursed for certain expenses in connection with attendance at Board and Committee meetings. In July 1996, each of Messrs. Coxe and Stevens were granted an option to purchase 50,000 shares of the Company's Common Stock at an exercise price of $.36 per share. In November 1993 and August 1996, Mr. Jones was granted options to purchase 75,000 and 70,000 shares of the Company's Common Stock at exercise prices of $.05 and $.36 per share, respectively. In November 1994 and June 1996, Mr. Miller was granted options to purchase 75,000 and 50,000 shares of the Company's Common Stock at exercise prices of $.05 and $.36 per share, respectively. In December 1997, Mr. Seawell was granted an option to purchase 50,000 shares of the Company's Common Stock at an exercise price of $3.15 per share. Non-employee directors also are eligible to participate in the Company's 1998 Non-Employee Directors' Stock Option Plan (the "Director's Plan").

  On March 30, 1998, each of Messrs. Coxe, Jones, Miller and Stevens was automatically granted an option to purchase 20,000 shares of the Company's Common Stock; Mr. Seawell was automatically granted an option to purchase 5,000 shares of the Company's Common Stock; each of Messrs. Coxe and Jones was automatically granted an option to purchase 2,500 shares of the Company's Common Stock; and each of Messrs. Miller, Seawell and Stevens was automatically granted an option to purchase 1,250 shares of the Company's Common Stock. Each of the foregoing options was granted under the Directors' Plan at fair market value on the date of grant. See "--Employee Benefit Plans--1998 Non-Employee Directors' Stock Option Plan."

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

  Prior to October 1997, the Company did not have a Compensation Committee of the Board of Directors, and the entire Board participated in all compensation decisions, except that Mr. Huang did not participate in decisions relating to his compensation. In October 1997, the Board formed the Company's Compensation Committee to review and recommend to the Board the compensation and benefits for the Company's executive officers and administer the Company's stock purchase and stock option plans. Certain of the Company's directors, or affiliated entities, have purchased securities of the Company. See "Certain Transactions" and "Principal Stockholders."

EXECUTIVE COMPENSATION

  The following table sets forth the compensation awarded or paid by the Company during the fiscal year ended December 31, 1997 to (i) the Company's Chief Executive Officer and (ii) the four other most highly compensated officers receiving compensation in excess of $100,000 in fiscal 1997 hereinafter (the "Named Executive Officers"):

                        SUMMARY COMPENSATION TABLE(/1/)

                                                                     LONG-TERM
                                                          ANNUAL    COMPENSATION
                                                       COMPENSATION    AWARDS
                                                       ------------ ------------
                                                                     SECURITIES
                                                                     UNDERLYING
             NAME AND PRINCIPAL POSITION                SALARY ($)  OPTIONS (#)
             ---------------------------               ------------ ------------
Jen-Hsun Huang........................................   $149,134           0
 President and Chief Executive Officer
Jeffrey D. Fisher.....................................    202,122      75,000
 Vice President, Sales
Richard J. Whitacre...................................    138,750     175,000
 Vice President, Operations and Corporate Engineering
Chris A. Malachowsky..................................    135,721           0
 Vice President, Engineering
Curtis R. Priem.......................................    133,125           0
 Chief Technical Officer

--------
(1) In accordance with the rules of the Securities and Exchange Commission (the "Commission"), the compensation described in this table does not include medical, group life insurance or other benefits received by the Named Executive Officers which are available generally to all salaried employees of the Company and certain perquisites and other personal benefits received by the Named Executive Officers, which do not exceed the lesser of $50,000 or 10% of any such officers salary and bonus disclosed in this table.

OPTION GRANTS IN LAST FISCAL YEAR

  The following table sets forth each grant of stock options made during the fiscal year ended December 31, 1997 to each of the Named Executive Officers:

                                          INDIVIDUAL GRANTS
                         ---------------------------------------------------
                                                                                 POTENTIAL
                                                                                REALIZABLE
                                                                                 VALUE AT
                                                                                  ASSUMED
                                                                               ANNUAL RATES
                                                                              OF STOCK PRICE
                         NUMBER OF                                           APPRECIATION FOR
                         SECURITIES PERCENTAGE OF                               OPTION TERM
                         UNDERLYING TOTAL OPTIONS                                 ($)(4)
                          OPTIONS     GRANTED IN   EXERCISE PRICE EXPIRATION ------------------
          NAME           GRANTED(1) FISCAL 1997(2)  ($/SHARE)(3)     DATE       5%       10%
          ----           ---------- -------------- -------------- ---------- --------  --------
Jen-Hsun Huang..........        0         --%           $ --           --          --%       --%
Jeffrey D. Fisher.......   50,000        1.0             .36       3/23/07
                           25,000         .5             .36       5/12/07
Richard J. Whitacre.....  175,000        3.6             .36       3/23/07
Chris A. Malachowsky....        0         --              --           --          --        --
Curtis R. Priem.........        0         --              --           --          --        --

--------
(1) Options generally vest at a rate of 25% on the first anniversary of the vesting commencement date and 6.25% each quarter thereafter and have a term of 10 years. Options are immediately exercisable; however, the shares purchasable under such options are subject to repurchase by the Company at the original exercise price paid per share upon the optionee's cessation of service prior to the vesting of such shares.
(2) Based on an aggregate of 4,841,232 shares subject to options granted to persons who were employees of the Company in the fiscal year ended December 31, 1997, including the Named Executive Officers.
(3) The exercise price per share of each option was equal to the fair market value of the Common Stock on the date of grant as determined by the Board of Directors.
(4) The potential realizable value is calculated based on the term of the option at the time of grant (10 years) and an assumed initial public
    offering price of $      per share. Stock price appreciation of 5% and 10%
    is assumed pursuant to rules promulgated by the Securities and Exchange Commission and does not represent the Company's prediction of its stock price performance. The potential realizable value is calculated based on the deemed value at the date of grant and assumes that the deemed value appreciates from the date of grant at the indicated annual rate compounded annually for the entire term of the option and that the option is exercised at the exercise price and sold on the last day of its term at the appreciated price.

AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND 1997 YEAR-END OPTION
VALUES

  The following table sets forth for each of the Named Executive Officers the number and value of securities underlying unexercised options held by the Named Executive Officers at December 31, 1997:

                           SHARES                 NUMBER OF SECURITIES UNDERLYING   VALUE OF UNEXERCISED
                         ACQUIRED ON              UNEXERCISED OPTIONS AT DECEMBER  IN-THE-MONEY OPTIONS AT
                          EXERCISE      VALUE              31, 1997 (#)           DECEMBER 31, 1997 ($)(2)
NAME                         (#)     REALIZED ($)  EXERCISABLE/UNEXERCISABLE(1)   EXERCISABLE/UNEXERCISABLE
----                     ----------- ------------ ------------------------------- -------------------------
Jen-Hsun Huang..........        0       $ --                       --                    $      --
Jeffrey D. Fisher.......        0         0                  135,000/0                    376,650/0
Richard J. Whitacre.....   30,000         0                  205,000/0                    571,950/0
Chris A. Malachowsky....        0         --                       --                           --
Curtis R. Priem.........        0         --                       --                           --

--------
(1) Options are immediately exercisable; however, the shares purchasable under such options are subject to repurchase by the Company at the original exercise price paid per share upon the optionee's cessation of service prior to the vesting of such shares.
(2) Based on the difference between the fair market value of the Common Stock at December 31, 1997 as determined by the Board of Directors and the exercise price.

EMPLOYEE BENEFIT PLANS

  1998 EQUITY INCENTIVE PLAN
  The Company's 1998 Equity Incentive Plan (the "Incentive Plan") was adopted in February 1998 and amended in March 1998 and replaces the Company's Equity Incentive Plan adopted in May 1993 (as amended in March 1995, January 1996 and December 1997). An aggregate of 15,000,000 shares of Common Stock currently are authorized for issuance under the Incentive Plan. However, each year on January 1, starting with January 1, 1999, the aggregate number of shares of Common Stock that are available for issuance under the Incentive Plan will automatically be increased to that number of shares of Common Stock that is equal to 5% of the Company's outstanding shares of Common Stock on such date.

  The Incentive Plan provides for the grant of incentive stock options, as defined under the Internal Revenue Code of 1986, as amended (the "Code"), to employees (including officers and employee directors) and nonstatutory stock options, restricted stock purchase awards and stock bonuses to employees (including officers and employee directors), directors and consultants of the Company and its affiliates. The Incentive Plan is administered by the Compensation Committee, which determines the recipients and types of awards to be granted, including the exercise price, number of shares subject to the award and the exercisability thereof.

  The terms of options granted under the Incentive Plan may not exceed 10 years. The Compensation Committee determines the exercise price of options granted under the Incentive Plan. However, the exercise price for an incentive stock option cannot be less than 100% of the fair market value of the Common Stock on the date of the option grant, and the exercise price for a nonstatutory stock option cannot be less than 85% of the fair market value of the Common Stock on the date of the option grant. Options granted under the Incentive Plan vest at the rate specified in the option agreement. Generally, the optionee may not transfer a stock option other than by will or the laws of descent or distribution. However, an optionee may designate a beneficiary who may exercise the option following the optionee's death. An optionee whose service relationship with the Company or any affiliate ceases for any reason may exercise vested options for the term provided in the option agreement.

  No incentive stock option (and prior to the Company's stock being publicly traded, no nonstatutory stock option) may be granted to any person who, at the time of the grant, owns (or is deemed to own) stock possessing more than 10% of the total combined voting power of the Company or any affiliate of the Company, unless the option exercise price is at least 110% of the fair market value of the stock subject to the option on the date of grant and the term of the option does not exceed five years from the date of grant. In addition, the aggregate fair market value, determined at the time of grant, of the shares of Common Stock with respect to which incentive stock options are exercisable for the first time by an optionee during any calendar year (under the Incentive Plan and all other stock plans of the Company and its affiliates) may not exceed $100,000.

  When the Company becomes subject to Section 162(m) of the Code (which denies a deduction to publicly held corporations for certain compensation paid to specified employees in a taxable year to the extent that the compensation exceeds $1,000,000), no person may be granted options under the Incentive Plan covering more than 1,000,000 shares of Common Stock in any calendar year.

  Shares subject to stock awards that have expired or otherwise terminated without having been exercised in full again become available for the grant of awards under the Incentive Plan. The Compensation Committee has the authority to reprice outstanding options or to offer optionees the opportunity to replace outstanding options with new options for the same or a different number of shares. Both the original and new options will count toward the Code
Section 162(m) limitation set forth above.

  Restricted stock purchase awards granted under the Incentive Plan may be granted pursuant to a repurchase option in favor of the Company in accordance with a vesting schedule and at a price determined by the Compensation Committee. Stock bonuses may be awarded in consideration of past services without a purchase payment. Rights under a stock bonus or restricted stock bonus agreement generally may not be transferred other than by will or the laws of descent and distribution during such period as the stock awarded pursuant to such an agreement remains subject to the agreement.

  If there is any sale of substantially all of the Company's assets, any merger or any consolidation in which the Company is not the surviving corporation, all outstanding awards under the Incentive Plan either will be assumed or substituted for by any surviving entity. If the surviving entity determines not to assume or substitute for such awards, the time during which awards held by persons still serving the Company or an affiliate may be exercised will be accelerated and the awards terminated if not exercised prior to the sale of assets, merger or consolidation.

  As of March 29, 1998, 4,682,110 shares of Common Stock had been issued upon the exercise of options granted under the Incentive Plan, options to purchase 5,996,833 shares of Common Stock were outstanding and 3,911,457 shares remained available for future grant. The Incentive Plan will terminate in February 2008 unless terminated by the Board before then. As of March 29, 1998, stock awards or restricted stock covering 647,932 shares of the Company's Common Stock had been granted under the Incentive Plan. Of such shares, 238,332 shares have been repurchased by the Company and returned to the Incentive Plan.

  1998 NON-EMPLOYEE DIRECTORS' STOCK OPTION PLAN
  The Directors' Plan was adopted in February 1998 and amended in March 1998 and provides for the automatic grant of options to purchase shares of Common Stock to non-employee directors of the Company who are not employees of or consultants to the Company or an affiliate of the Company (a "Non-Employee Director"). The Compensation Committee administers the Directors' Plan. The aggregate number of shares of Common Stock that may be issued pursuant to options granted under the Directors' Plan is 300,000 shares.

  Pursuant to the terms of the Directors' Plan, after the effective date of the initial public offering of the Company's Common Stock, each person who is elected or appointed for the first time to be a Non-Employee Director automatically shall, upon the date of his or her initial election or appointment to be a Non-Employee Director by the Board or stockholders of the Company, be granted an option to purchase Fifty Thousand (50,000) shares of Common Stock (an "Initial Grant").

  On March 30, 1998 and on the day following each Annual Meeting of Stockholders of the Company ("Annual Meeting"), commencing with the Annual Meeting in 1999, each person who is then a Non-Employee Director automatically shall be granted one or more options to purchase shares of Common Stock as follows: (i) Each Non-Employee Director shall be granted an option to purchase Twenty Thousand (20,000) shares of Common Stock of the Company (an "Annual Grant"); provided, however, that if the person has not been serving as a Non-Employee Director for the entire period since the prior Annual Meeting (or since March 30, 1997 for the grant on March 30, 1998), then the number of shares granted shall be reduced pro rata for each full quarter prior to the date of grant during which such person did not serve as a Non-Employee Director; and (ii) each Non-Employee Director who is a member of a committee of the Board shall be granted an option to purchase Five Thousand (5,000) shares of Common Stock of the Company for each such committee (a "Committee Grant"); provided, however, that if the person has not been serving on such committee since the prior Annual Meeting (or since March 30, 1997 for the grant on March 30, 1998), then the number of shares granted shall be reduced pro rata for each full quarter prior to the date of grant during which such person did not serve as a Non-Employee Director.

  Initial Grants will vest monthly over the four-year period following the date of grant such that the entire Initial Grant shall become exercisable on the fourth anniversary of the date of grant. With respect to Annual Grants and Committee Grants, if the optionee has attended at least 75% of the regularly scheduled meetings of the Board or the committee, as applicable, held between the date of grant of the option and the one-year anniversary of the date of grant of the option, then such option shall vest and become exercisable in full on the one-year anniversary of the date of grant. If the optionee's service as a director or committee member, as the case may be, terminates between the date of grant of the option and the one-year anniversary of the date of grant of the option due to the disability or death of the optionee, then the option shall immediately vest and become exercisable on a monthly pro rata basis. If the director fails to attend at least 75% of the regularly scheduled meetings of the Board or the committee, as applicable, then such optionee's option shall vest annually over the four-year period following the date of grant at the rate of 10% per year for the first three years and 70% for the fourth year, such that the entire option shall become exercisable on the four-year anniversary of the date of grant of the option.

  The exercise price of the options granted under the Directors' Plan will be equal to the fair market value of the Common Stock on the date of grant. No option granted under the Directors' Plan may be exercised after the expiration of ten years from the date it was granted. Options granted under the Directors' Plan generally are non-transferable except to family members, a family trust, a family partnership or a family limited liability company. However, an optionee may designate a beneficiary who may exercise the option following the optionee's death. An optionee whose service relationship with the Company or any affiliate (whether as a Non-Employee Director of the Company or subsequently as an employee, director or consultant of either the Company or an affiliate) ceases for any reason may exercise vested options for the term provided in the option agreement (12 months generally, 18 months in the event of death).

  If there is any sale of substantially all of the Company's assets, any merger or any consolidation in which the Company is not the surviving corporation or other change in control of the Company, all outstanding awards under the Directors' Plan either will be assumed or substituted for by any surviving entity. If the surviving entity determines not to assume or substitute for such awards, the awards shall terminate if not exercised prior to such sale of assets, merger or consolidation.

  As of March 31, 1998, options to purchase 93,750 shares of Common Stock were outstanding and 206,250 shares remained available for future grant under the Directors' Plan. Unless terminated sooner, the Directors' Plan will terminate in February 2008.

  EMPLOYEE STOCK PURCHASE PLAN
  In February 1998, the Board approved the Employee Stock Purchase Plan (the "Purchase Plan"), covering an aggregate of 500,000 shares of Common Stock. The Purchase Plan is intended to qualify as an "employee stock purchase plan" within the meaning of Section 423 of the Code. Under the Purchase Plan, the Board may authorize participation by eligible employees, including officers, in periodic offerings following the adoption of the Purchase Plan. The offering period for any offering will be no longer than 27 months.

  Employees are eligible to participate if they are employed by the Company or an affiliate of the Company designated by the Board. Employees who participate in an offering generally can have up to 10% of their earnings withheld pursuant to the Purchase Plan and applied, on specified dates determined by the Board, to the purchase of shares of Common Stock. The Board may increase this percentage in its discretion, up to 15%. The price of Common Stock purchased under the Purchase Plan will be equal to 85% of the lower of the fair market value of the Common Stock on the commencement date of each offering period or the relevant purchase date. Employees may end their participation in the offering at any time during the offering period, and participation ends automatically on termination of employment with the Company.

  In the event of certain changes of control, the Board has discretion to provide that each right to purchase Common Stock will be assumed or an equivalent right substituted by the successor corporation, or the Board may shorten the offering period and provide for all sums collected by payroll deductions to be applied to purchase stock immediately prior to the change in control. The Purchase Plan will terminate at the Board's direction or when all of the shares reserved for issuance under the Purchase Plan have been issued.

  401(k) PLAN
  The Company maintains the NVIDIA Corporation 401(k) Retirement Plan (the "401(k) Plan") for eligible employees ("Participants"). A Participant may contribute up to 20% of his or her total annual compensation to the 401(k) Plan, up to a statutorily prescribed annual limit. The annual limit for 1998 is $10,000. Each Participant is fully vested in his or her deferred salary contributions. Participant contributions are held and invested by the 401(k) Plan's trustee. The Company may make discretionary contributions as a percentage of Participant contributions, subject to established limits. To date, the Company has made no contributions to the 401(k) Plan on behalf of the Participants. The 401(k) Plan is intended to qualify under Section 401 of the Code, so that contributions by employees or by the Company to the 401(k) Plan, and income earned on the 401(k) Plan contributions, are not taxable to employees until withdrawn from the 401(k) Plan, and so that contributions by the Company, if any, will be deductible by the Company when made.

                             CERTAIN TRANSACTIONS

  In August 1997, Harvey C. Jones, Jr., a director of the Company, purchased 24,334 shares of the Company's Series D Preferred Stock for an aggregate purchase price of $127,997. The Company sold these securities pursuant to a preferred stock purchase agreement and an investors' rights agreement on substantially the same terms as the other investors of Series D Preferred Stock, including registration rights, information rights and a right of first refusal, among other provisions standard in venture capital financings.

  Pursuant to an agreement between the Company and certain stockholders of the Company, in August 1997, the Company granted certain rights with respect to the registration of shares held by Messrs. Coxe, Jones and Miller, each of whom is a director of the Company, and shares held by and Sequoia Capital VI and its related entities and Sutter Hill Ventures and its related entities, both of which are holders of more than 5% of the Company's Common Stock. Mr. Stevens, a director of the Company, is a general partner of Sequoia Capital, and Mr. Coxe is a general partner of Sutter Hill Ventures. See "Description of Capital Stock--Registration Rights."

INDEMNIFICATION AND LIMITATION OF DIRECTOR AND OFFICER LIABILITY

  In February 1998, the Board authorized the Company to enter into indemnity agreements with each of the Company's directors and executive officers. The form of indemnity agreement provides that the Company will indemnify against any and all expenses of the director or executive officer who incurred such expenses because of his or her status as a director or executive officer, to the fullest extent permitted by the Company's Bylaws and Delaware law.

  The Company's Certificate of Incorporation (the "Certificate") and Bylaws contain certain provisions relating to the limitation of liability and indemnification of directors and officers. The Certificate provides that directors of the Company shall not be personally liable to the Company or its stockholders for monetary damages for any breach of fiduciary duty as a director, except for liability (i) for any breach of the directors' duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) in respect of certain unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law, or (iv) for any transaction from which the director derives any improper personal benefit. The Certificate also provides that if the Delaware General Corporation Law is amended after the approval by the Company's stockholders of the Certificate to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of the Company's directors shall be eliminated or limited to the fullest extent permitted by the Delaware General Corporation Law. The foregoing provisions of the Certificate are not intended to limit the liability of directors or officers for any violation of applicable federal securities laws. In addition, as permitted by Section 145 of the Delaware General Corporation Law, the Bylaws of the Company provide that (i) the Company is required to indemnify its directors and executive officers to the fullest extent permitted by the Delaware General Corporation Law, (ii) the Company may, in its discretion, indemnify other officers, employees and agents as set forth in the Delaware General Corporation Law, (iii) to the fullest extent permitted by the Delaware General Corporation Law, the Company is required to advance all expenses incurred by its directors and executive officers in connection with a legal proceeding (subject to certain exceptions), (iv) the rights conferred in the Bylaws are not exclusive, (v) the Company is authorized to enter into indemnification agreements with its directors, officers, employees and agents and (vi) the Company may not retroactively amend the Bylaws provisions relating to indemnity.

                            PRINCIPAL STOCKHOLDERS

  The following table sets forth certain information with respect to the beneficial ownership of the Company's Common Stock as of March 29, 1998, and as adjusted to reflect the sale of the shares of Common Stock offered hereby by (i) each of the Company's Named Executive Officers, (ii) each of the Company's directors, (iii) each holder of more than 5% of the Company's Common Stock and (iv) all current directors and executive officers as a group.

                                                    PERCENTAGE OF SHARES
                                                    BENEFICIALLY OWNED(1)
                                          SHARES    ------------------------
                                       BENEFICIALLY  PRIOR TO       AFTER
BENEFICIAL OWNERS                        OWNED(1)    OFFERING      OFFERING
-----------------                      ------------ ----------    ----------
Entities associated with Sequoia
 Capital VI(2)........................   3,095,902          13.2%             %
  3000 Sand Hill Road
  Suite 280, Building 4
  Menlo Park, California 94025
Jen-Hsun Huang(3)(4)..................   3,000,000          12.8
Chris A. Malachowsky(3)(5)............   3,000,000          12.8
Curtis R. Priem(3)....................   3,000,000          12.8
Entities associated with Sutter Hill
 Ventures(6)(9).......................   2,786,090          11.9
  755 Page Mill Road, Suite A-200
  Palo Alto, California 94304
Jeffrey D. Fisher(7)..................     360,200           1.5
Richard J. Whitacre(8)................     387,800           1.6
Tench Coxe(6)(9)......................   2,786,090          12.1
Harvey C. Jones, Jr.(10)..............     269,334           1.1
William J. Miller(11).................     181,844             *
A. Brooke Seawell.....................         --              *
Mark A. Stevens(2)(12)................   3,145,902          13.4
All directors and executive officers
 as a group(10 persons)(13)...........  16,131,170          68.0

--------
*Less than 1%.
 (1) Percentage of beneficial ownership is based on 23,468,797 shares of Common Stock outstanding on an as-converted basis as of March 29, 1998
     and on       shares of Common Stock outstanding after the completion of this offering. Shares of Common Stock subject to options currently exercisable or exercisable within 60 days of March 29, 1998 are deemed outstanding for the purpose of computing the percentage ownership of the person holding such options but are not deemed outstanding for computing the percentage ownership of any other person. Unless otherwise indicated below, the persons and entities named in the table have sole voting and sole investment power with respect to all shares beneficially owned, subject to community property laws where applicable.
 (2) Includes (i) 2,566,589 shares held by Sequoia Capital VI, (ii) 258,947 shares held by Sequoia Capital Growth Fund, (iii) 141,021 shares held by Sequoia Technology Partners VI, (iv) 81,237 shares held by Sequoia XXIII,
     (v) 27,778 shares held by Sequoia XXIV, (vi) 16,528 shares held by Sequoia Technology Partners III, (vii) 2,433 shares held by SQP 1997 and
     (viii) 1,369 shares held by Sequoia 1997. Mr. Stevens, a director of the Company, is a general partner of Sequoia Capital VI and a general partner of Sequoia Technology Partners VI, and therefore may be deemed to beneficially own the shares currently owned by such entities. Mr. Stevens disclaims beneficial ownership of the shares held by such entities, except to the extent of his pecuniary interest therein.

 (3) The address for Messrs. Huang, Malachowsky and Priem is: c/o NVIDIA Corporation, 1226 Tiros Way, Sunnyvale, California 94086.
 (4) Includes 2,308,900 shares held by The Jen-Hsun and Lori Huang Living Trust dated May 1, 1995, of which Mr. Huang is the trustee and 250,600 shares held by J. and L. Huang Investments, L.P., of which Mr. Huang and his wife are general partners. Also includes 220,000 shares held by Karen Mills Gambee, as Trustee of The Jen-Hsun Huang and Lori Lynn Huang 1995 Irrevocable Children's Trust and 220,500 shares held by various family members, as to which Mr. Huang does not have voting or dispositive power or beneficial ownership thereof.
 (5) Includes 2,052,000 shares held by The Chris and Melody Malachowsky Living Trust dated October 20, 1994, of which Mr. Malachowsky is the trustee and 238,500 shares held by Malachowsky Investments L.P., of which Mr. Malachowsky and his wife are general partners. Also includes 660,000 shares held by John M. Scott, as Trustee of The Chris Malachowsky and Melody Malachowsky 1994 Irrevocable Trust and 49,500 shares held by various family members, as to which Mr. Malachowsky does not have voting or dispositive power thereof.
 (6) Includes 1,813,275 shares held by Sutter Hill Ventures, a California Limited Partnership ("Sutter Hill"). Mr. Coxe, a director of the Company, shares voting and investing power with four other managing directors of Sutter Hill Ventures LLC, the general partner of Sutter Hill. Includes 972,815 shares held of record by the five managing directors of Sutter Hill Ventures LLC and their related family entities. Mr. Coxe disclaims beneficial ownership of the shares held by the other persons and entities associated with Sutter Hill, except to the extent of his pecuniary interest therein.
 (7) Includes 225,200 shares subject to a right of repurchase that expires ratably through July 1998. Includes 135,000 shares of Common Stock issuable upon the early exercise of options vesting through May 2001.
 (8) Includes 152,800 and 30,000 shares subject to rights of repurchase that expire ratably through July 1998 and August 2000, respectively. Includes 205,000 shares of Common Stock issuable upon the early exercise of options vesting through May 2001.
 (9) Includes 50,000 shares subject to a right of repurchase that expires ratably through July 2000.
(10) Includes 70,000 shares subject to a right of repurchase that expires ratably through August 2000.
(11) Includes 75,000 and 50,000 shares subject to rights of repurchase that expire ratably through November 1998 and June 2000, respectively.
(12) Includes 50,000 shares subject to a right of repurchase that expires ratably through July 2000.
(13) Includes 340,000 shares issuable upon exercise of options held by all directors and executive officers within 60 days of March 29, 1998. See footnotes (7) and (8).

                         DESCRIPTION OF CAPITAL STOCK

  Upon the closing of this offering, the authorized capital stock of the Company will consist of 200,000,000 shares of Common Stock, par value $.001 per share, and 2,000,000 shares of Preferred Stock, par value $.001 per share ("Preferred Stock").

COMMON STOCK

  As of March 29, 1998, there were 23,468,797 shares of Common Stock (including shares of Preferred Stock that will be converted into Common Stock upon completion of this offering) outstanding held of record by 196 stockholders.

  The holders of Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders. Subject to preferences that may be applicable to any outstanding shares of the Preferred Stock, the holders of Common Stock are entitled to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available therefor. See "Dividend Policy." In the event of a liquidation, dissolution, or winding up of the Company, holders of the Common Stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preferences of any outstanding shares of Preferred Stock. Holders of Common Stock have no preemptive rights and no right to convert their Common Stock into any other securities. There are no redemption or sinking fund provisions applicable to the Common Stock. All outstanding shares of Common Stock are, and all shares of Common Stock to be outstanding upon the completion of this offering will be, fully paid and non-assessable.

PREFERRED STOCK

  Pursuant to the Restated Certificate the Board of Directors has the authority, without further action by the stockholders, to issue up to 2,000,000 shares of Preferred Stock in one or more series and to fix the designations, powers, preferences, privileges, and relative participating, optional, or special rights and the qualifications, limitations, or restrictions thereof, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights of the Common Stock. The Board of Directors, without stockholder approval, can issue Preferred Stock with voting, conversion, or other rights that could adversely affect the voting power and other rights of the holders of Common Stock. Preferred Stock could thus be issued quickly with terms calculated to delay or prevent a change in control of the Company or make removal of management more difficult. Additionally, the issuance of Preferred Stock may have the effect of decreasing the market price of the Common Stock, and may adversely affect the voting and other rights of the holders of Common Stock. Upon the completion of this offering, there will be no shares of Preferred Stock outstanding and the Company has no current plans to issue any of the authorized Preferred Stock.

REGISTRATION RIGHTS

  Pursuant to an agreement between the Company and the holders (or their permitted transferees) ("Holders") of approximately 9,327,087 shares of Common Stock (assuming the conversion of all outstanding Preferred Stock upon the completion of this offering) and warrants to purchase 29,706 shares of Common Stock, the Holders are entitled to certain rights with respect to the registration of such shares under the Securities Act. If the Company proposes to register its Common Stock, subject to certain exceptions, under the Securities Act, the Holders are entitled to notice of the registration and are entitled at the Company's expense to include such shares therein, provided that the managing underwriters have the right to limit the number of such shares included in the registration. The registration rights with respect to this offering have been waived. In addition, certain of the Holders may require the Company, at its expense, on no more than one occasion, to file a registration statement under the Securities Act with respect to their shares of Common Stock. Such rights may not be exercised until 60 days after the completion of this offering. Further, certain Holders may require the Company, once every 12 months and, on no more than two occasions, at the Company's expense to register the shares on Form S-3 when such form becomes available to the Company, subject to certain conditions and limitations. Such right expires on the fifth anniversary of completion of this offering.

ANTI-TAKEOVER EFFECTS OF PROVISIONS OF CHARTER DOCUMENTS AND DELAWARE LAW

  CHARTER DOCUMENTS
  The Company's Certificate of Incorporation (the "Certificate") and Bylaws include a number of provisions that may have the effect of deterring hostile takeovers or delaying or preventing changes in control or management of the Company. First, the Certificate provides that all stockholder action must be effected at a duly called meeting of holders and not by a consent in writing. Second, the Bylaws provide that special meetings of the holders may be called only by (i) the Chairman of the Board of Directors, (ii) the Chief Executive Officer, or (iii) the Board of Directors pursuant to a resolution adopted by the Board of Directors. Third, the Certificate and the Bylaws provide for a classified Board of Directors. The Certificate includes a provision requiring cumulative voting for directors only if required by applicable California law. Under cumulative voting, a minority stockholder holding a sufficient percentage of a class of shares may be able to ensure the election of one or more directors. As a result of the provisions of the Certificate and applicable California and Delaware law, at any annual meeting whereby the Company had at least 800 stockholders as of the end of the fiscal year prior to the record date for such annual meeting, stockholders will not be able to cumulate votes for directors. Finally, the Bylaws establish procedures, including advance notice procedures with regard to the nomination of candidates for election as directors and stockholder proposals. These provisions of the Certificate and Bylaws could discourage potential acquisition proposals and could delay or prevent a change in control or management of the Company. Such provisions also may have the effect of preventing changes in the management of the Company. See "Risk Factors-- Effects of Certain Charter and Bylaw Provisions" and "Management."

  DELAWARE TAKEOVER STATUTE
  The Company is subject to the provisions of Section 203 of the Delaware General Corporation Law ("Section 203"). In general, Section 203 prohibits a publicly held Delaware corporation, such as the Company shall become upon the completion of this offering from engaging in a "business combination" with a person characterized as an "interested stockholder" for a period of three years after the date of the transaction pursuant to which such person became an interested stockholder, unless the business combination is approved in a manner prescribed by Delaware law. For purposes of Section 203, a business combination includes a merger, asset sale or other transaction resulting in a financial benefit to the interested stockholder, and an "interested stockholder" is a person who, together with affiliates and associates, owns (or within three years prior, did own) 15% or more of the Company's voting stock.

TRANSFER AGENT AND REGISTRAR

  ChaseMellon Shareholder Services, L.L.C. has been appointed as the transfer agent and registrar for the Company's Common Stock.

                        SHARES ELIGIBLE FOR FUTURE SALE

  Prior to this offering, there has been no public market for the Common Stock of the Company. Future sales of substantial amounts of Common Stock in the public market could adversely affect prevailing market prices from time to time. Furthermore, since only a limited number of shares will be available for sale following this offering as a result of certain contractual and legal restrictions on resale (as described below), sales of substantial amounts of Common Stock of the Company in the public market after these restrictions lapse could adversely affect the prevailing market price and the ability of the Company to raise equity capital in the future.

  Upon the completion of this offering, the Company will have outstanding an
aggregate of      shares of Common Stock, assuming no exercise of the
Underwriters' over-allotment option and no exercise of outstanding options and warrants. Of these shares, all of the shares sold in this offering will be freely tradable without restrictions or further registration under the Securities Act, unless such shares are purchased by "affiliates" of the Company as that term is defined in Rule 144 under the Securities Act (the "Affiliates"). The remaining 23,468,797 shares of Common Stock held by existing stockholders are "restricted securities" as that term is defined in Rule 144 under the Securities Act ("Restricted Shares"). Restricted Shares may be sold in the public market only if registered or if they qualify for an exemption from registration pursuant to Rules 144, 144(k) or 701 promulgated under the Securities Act, which are summarized below. All officers and directors and certain stockholders holding an aggregate of 23,352,560 shares of the Company's Common Stock have agreed, subject to certain exceptions, not to offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly of indirectly (or enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership
of), any shares of Common Stock or any securities convertible into or exercisable or exchangeable for shares of Common Stock, for a period of 180 days after the date of this Prospectus, without the prior written consent of Morgan Stanley & Co. Incorporated. Morgan Stanley & Co. Incorporated may in its sole discretion choose to release a certain number of these shares from such restrictions prior to the expiration of such 180-day period. Approximately 5,000,000 shares of Common Stock of the Company (less shares available for sale within 90 days following the date of this Prospectus), which does not include any shares held by officers and directors, will be released from such contractual restrictions following 90 days after the date of this Prospectus. As a result of such contractual restrictions and the provisions of Rule 144 and 701, the Restricted Shares will be available for sale in the public market as follows: (i) 47,500 shares will be eligible for immediate sale on the date of this Prospectus; (ii) 4,952,500 shares will be eligible for sale 90 days after the date of this Prospectus; (iii) 17,365,771 shares will be eligible for sale upon expiration of lock-up agreements 180 days after the date of this Prospectus and (iv) the remaining shares will be eligible for sale from time to time thereafter upon expiration of the Company's right to repurchase such shares .

   In general, under Rule 144 as currently in effect, beginning 90 days after the date of this Prospectus, a person (or persons whose shares are aggregated) who has beneficially owned Restricted Shares for at least one year (including the holding period of any prior owner except an Affiliate) would be entitled to sell within any three-month period a number of shares that does not exceed the greater of: (i) 1% of the number of shares of Common Stock then
outstanding (which will equal approximately      shares immediately after this
offering); or (ii) the average weekly trading volume of the Common Stock on the Nasdaq National Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale. Sales under Rule 144 are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about the Company. Under Rule 144(k), a person who is not deemed to have been an Affiliate of the Company at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years (including the holding period of any prior owner except an Affiliate), is entitled to sell such shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144; therefore, unless otherwise contractually restricted, shares which qualify as "144(k) shares" on the date of this Prospectus may be sold immediately upon the completion of this offering. Subject to certain limitations on the aggregate offering price of a transaction and other conditions, employees, directors, officers, consultants or advisors may rely on Rule 701 with respect to the resale of securities originally purchased from the Company prior to the date the issuer becomes subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), pursuant to written compensatory benefit plans or written contracts relating to the compensation of such persons. In addition, the Securities and Exchange Commission has indicated that Rule 701 will apply to typical stock options granted by an issuer before it becomes subject to the reporting requirements of the Exchange Act, along with the shares acquired upon exercise of such options (including exercises after the date of this Prospectus). Securities issued in reliance on Rule 701 are restricted securities and, subject to the contractual restrictions described above, beginning 90 days after the date of this Prospectus, may be sold by persons other than Affiliates subject only to the manner of sale provisions of Rule 144, and by Affiliates under Rule 144 without compliance with its holding period requirements.

  Upon completion of this offering, the holders of approximately 9,356,793 shares of Common Stock currently outstanding or issuable upon conversion of Preferred Stock, or their transferees, will be entitled to certain rights with respect to the registration of such shares under the Securities Act. See "Description of Capital Stock--Registration Rights." Registration of such shares under the Securities Act would result in such shares becoming freely tradable without restriction under the Securities Act (except for share purchases by affiliates) immediately upon the effectiveness of such registration.

  The Company intends to file a registration statement under the Securities Act covering 10,708,290 shares of Common Stock reserved or to be reserved for issuance under the Equity Incentive Plan, the Purchase Plan and the Directors' Plan. See "Management--Employee Benefit Plans." Such registration statement is expected to be filed and become effective as soon as practicable after the effective date of this offering. Accordingly, shares registered under such registration statement will, subject to Rule 144 volume limitations applicable to Affiliates, be available for sale in the open market, beginning 180 days after the date of the Prospectus, unless such shares are subject to vesting restrictions with the Company.

                                 UNDERWRITERS

  Under the terms and subject to the conditions contained in an Underwriting Agreement (the "Underwriting Agreement"), the Underwriters named below (the "Underwriters"), for whom Morgan Stanley & Co. Incorporated, Hambrecht & Quist LLC and CIBC Oppenheimer Corp. are acting as representatives (the "Representatives"), have agreed severally to purchase, and the Company has agreed to sell to them, severally, the respective number of shares of Common Stock set forth opposite their respective names below:

                                                                          NUMBER
                                                                            OF
NAME                                                                      SHARES
----                                                                      ------
Morgan Stanley & Co. Incorporated........................................
Hambrecht & Quist LLC....................................................
CIBC Oppenheimer Corp....................................................
                                                                           ----
    Total................................................................
                                                                           ====

  The Underwriting Agreement provides that the obligations of the several Underwriters to pay for and accept delivery of the shares of Common Stock offered hereby are subject to the approval of certain legal matters by their counsel and to certain other conditions. The Underwriters are obligated to take and pay for all of the shares of Common Stock offered hereby (other than those covered by the over-allotment option described below) if any such shares are taken.

  The Underwriters initially propose to offer part of the shares of Common Stock directly to the public at the initial public offering price set forth on the cover page hereof and part to certain dealers at a price that represents a
concession not in excess of $      per share under the public offering price.
Any Underwriter may allow, and such dealers may reallow, a concession not in
excess of $      per share to other Underwriters or to certain dealers. After the initial offering of the shares of Common Stock, the offering price and other selling terms may from time to time be varied by the Representatives.

  The Company has granted to the Underwriters an option, exercisable for 30 days from the date of this Prospectus, to purchase up to an aggregate of additional shares of Common Stock at the initial public offering price set forth on the cover page hereof, less underwriting discounts and commissions. The Underwriters may exercise such option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of Common Stock offered hereby. To the extent such option is exercised, each Underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares of Common Stock as the number set forth next to such Underwriter's name in the preceding table bears to the total number of shares of Common Stock set forth next to the names of all Underwriters in the preceding table.

  The Underwriters have informed the Company that they do not intend sales to discretionary accounts to exceed five percent of the total number of shares of Common Stock offered by them.

  Each of the Company and the directors, executive officers, certain other stockholders and option holders of the Company has agreed, subject to certain exceptions that, without the prior written consent of Morgan Stanley & Co. Incorporated on behalf of the Underwriters, it will not during the period ending 180 days after the date of this Prospectus (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer, lend or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock or (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Common Stock, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of Common Stock or such other securities, in cash or otherwise, except under certain limited circumstances. The restrictions described in this paragraph do not apply to (a) the sale of Shares to the Underwriters, (b) the issuance by the Company of shares of Common Stock upon exercise of an option or a warrant outstanding on the date of this Prospectus and described as such in the Prospectus, (c) the issuance by the Company of shares of Common Stock under the Equity Incentive Plan, the Directors' Plan and the Purchase Plan or (d) transactions by any person other than the Company relating to shares of Common Stock or other securities acquired in open market transactions after the completion of the offering of the Shares. See "Shares Eligible for Future Sale."

  In order to facilitate the offering of the Common Stock, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Common Stock. Specifically, the Underwriters may over-allot in connection with the offering, creating a short position in the Common Stock for their own account. In addition, to cover over-allotments or to stabilize the price of the Common Stock, the Underwriters may bid for, and purchase, shares of Common Stock in the open market. Finally, the underwriting syndicate may reclaim selling concessions allowed to an Underwriter or a dealer for distributing the Common Stock in the offering, if the syndicate repurchases previously distributed Common Stock in transactions to cover syndicate short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the Common Stock above independent market levels. The Underwriters are not required to engage in these activities, and may end any of these activities at any time.

  The Company and the Underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

PRICING OF THE OFFERING

  Prior to this offering, there has been no public market for the Common Stock or any other securities of the Company. The initial public offering price for the Common Stock will be determined by negotiations among the Company and the Representatives. Among the factors to be considered in determining the initial public offering price will be the future prospects of the Company and its industry in general, sales, earnings and certain other financial and operating information of the Company in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities and certain financial and operating information of companies engaged in activities similar to those of the Company. The estimated initial public offering price range set forth on the cover page of this Preliminary Prospectus is subject to change as a result of market conditions and other factors.

                                 LEGAL MATTERS

  The validity of the Common Stock offered hereby will be passed upon for the Company by Cooley Godward llp ("Cooley Godward"), San Francisco, California. Certain legal matters related to the offering will be passed upon for the Underwriters by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California. As of the date of this Prospectus, certain partners and associates of Cooley Godward own through investment partnerships an aggregate of 124,591 shares of Common Stock of the Company. James C. Gaither, a partner of Cooley Godward, owns 44,289 shares of Common Stock of the Company and has an option to purchase 50,000 shares of the Company's Common Stock.

                                    EXPERTS

  The financial statements of the Company as of December 31, 1996 and 1997, and for each of the years in the three-year period ended December 31, 1997, have been included in the Registration Statement in reliance upon the report of KPMG Peat Marwick LLP, independent auditors, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

                            ADDITIONAL INFORMATION

  The Company has filed with the Securities and Exchange Commission (the "Commission"), Washington, D.C. 20549, a Registration Statement on Form S-1 under the Securities Act with respect to the shares of Common Stock offered hereby. This Prospectus does not contain all the information set forth in the Registration Statement and the exhibits and schedules thereto. For further information with respect to the Company and such Common Stock, reference is made to the Registration Statement and to the exhibits and schedules filed therewith. Statements contained in this Prospectus as to the contents of any contract or other document referred to are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. A copy of the Registration Statement may be inspected by anyone without charge at the Commission's principal office in Washington, D.C., and copies of all or any part of the Registration Statement may be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices located at the Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and Seven World Trade Center, 13th Floor, New York, New York 10048, and copies of all or any part of the Registration Statement may be obtained from such offices upon payment of the fees prescribed by the Commission. The Commission maintains a World Wide Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The address of the site is http://www.sec.gov.

                               NVIDIA CORPORATION

                         INDEX TO FINANCIAL STATEMENTS

                                                                            PAGE
                                                                            ----
Report of KPMG Peat Marwick LLP, Independent Auditors.....................  F-2
Balance Sheets as of December 31, 1996 and 1997 and March 29, 1998
 (unaudited)..............................................................  F-3
Statements of Operations for the Years Ended December 31, 1995, 1996 and
 1997 and Three Months Ended March 30, 1997 (unaudited) and March 29, 1998
 (unaudited)..............................................................  F-4
Statements of Stockholders' Equity for the Years Ended December 31, 1995,
 1996 and 1997 and Three Months Ended March 29, 1998 (unaudited)..........  F-5
Statements of Cash Flows for the Years Ended December 31, 1995, 1996 and
 1997 and Three Months Ended March 30, 1997 (unaudited) and March 29, 1998
 (unaudited)..............................................................  F-6
Notes to Financial Statements.............................................  F-7

                         INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders
NVIDIA Corporation:

  We have audited the accompanying balance sheets of NVIDIA Corporation (the Company) as of December 31, 1996 and 1997, and the related statements of operations, stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of NVIDIA Corporation as of December 31, 1996 and 1997, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 1997, in conformity with generally accepted accounting principles.

                                          KPMG Peat Marwick LLP

Mountain View, California
February 17, 1998 Except as to
Note 8 which is as of April 16, 1998

                               NVIDIA CORPORATION

                                 BALANCE SHEETS

                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                  DECEMBER 31,
                                                ------------------
                                                                     MARCH 29,
                                                  1996      1997       1998
                                                --------  --------  -----------
                                                                    (UNAUDITED)
                                                                    -----------
                    ASSETS
                    ------
Current assets:
  Cash and cash equivalents.................... $  3,133  $  6,551   $  8,640
  Accounts receivable..........................    1,041    12,487     16,665
  Inventory....................................      --        --       2,523
  Prepaid expenses and other current assets....      104       303      1,101
                                                --------  --------   --------
      Total current assets.....................    4,278    19,341     28,929
Property and equipment, net....................    1,144     5,536      7,648
Deposits and other assets......................      103       161        161
                                                --------  --------   --------
                                                $  5,525  $ 25,038   $ 36,738
                                                ========  ========   ========
     LIABILITIES AND STOCKHOLDERS' EQUITY
     ------------------------------------
Current liabilities:
  Accounts payable............................. $    277  $ 11,572   $ 19,331
  Accrued liabilities..........................    2,872     3,245      3,654
  Income taxes payable.........................      --        --         728
  Current portion of capital lease obligations.      722     1,434      1,625
                                                --------  --------   --------
      Total current liabilities................    3,871    16,251     25,338
                                                --------  --------   --------
Capital lease obligations, less current
 portion.......................................      617     1,891      2,143
                                                --------  --------   --------
Commitments....................................      --        --         --
Stockholders' equity:
  Convertible preferred stock, $.001 par value;
   10,000,000 shares authorized;
   Shares issued and outstanding 7,888,275 in
    1996, 9,327,087 in 1997 and 9,327,087 on
    March 29, 1998; aggregate liquidation
    preference of $19,827 in 1997 and 1998.....        8         9          9
  Common stock, $.001 par value; 200,000,000
   shares authorized; 11,567,374, 14,140,585
   and 14,141,710 shares issued and outstanding
   in 1996, 1997 and March 29, 1998,
   respectively................................       12        14         14
  Additional paid-in capital...................   12,317    22,902     23,211
  Deferred compensation........................      --     (2,038)    (2,166)
  Accumulated deficit..........................  (11,300)  (13,991)   (11,811)
                                                --------  --------   --------
      Total stockholders' equity...............    1,037     6,896      9,257
                                                --------  --------   --------
                                                $  5,525  $ 25,038   $ 36,738
                                                ========  ========   ========

                See accompanying notes to financial statements.

                               NVIDIA CORPORATION

                            STATEMENTS OF OPERATIONS

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                  YEAR ENDED DECEMBER 31,    THREE MONTHS ENDED
                                  -------------------------  -------------------
                                                             MARCH 30, MARCH 29,
                                   1995     1996     1997      1997      1998
                                  -------  -------  -------  --------- ---------
                                                                 (UNAUDITED)
Revenue:
  Product.......................  $ 1,103  $ 3,710  $27,280   $    65   $33,210
  Royalty.......................       79      202    1,791       --      4,452
                                  -------  -------  -------   -------   -------
    Total revenue...............    1,182    3,912   29,071        65    37,662
Cost of revenue.................    1,549    3,038   21,226       208    27,559
                                  -------  -------  -------   -------   -------
Gross profit (loss).............     (367)     874    7,845      (143)   10,103
                                  -------  -------  -------   -------   -------
Operating expenses:
  Research and development......    2,426    1,218    6,632       616     3,815
  Sales, general and
   administrative...............    3,677    2,649    3,773       385     3,341
                                  -------  -------  -------   -------   -------
    Total operating expenses....    6,103    3,867   10,405     1,001     7,156
                                  -------  -------  -------   -------   -------
    Operating income (loss).....   (6,470)  (2,993)  (2,560)   (1,144)    2,947
Interest and other income
 (expense), net.................       93      (84)    (131)      (32)      (39)
                                  -------  -------  -------   -------   -------
Income (loss) before tax
 expense........................   (6,377)  (3,077)  (2,691)   (1,176)    2,908
Income tax expense..............      --       --       --        --        728
                                  -------  -------  -------   -------   -------
    Net income (loss)...........   (6,377)  (3,077)  (2,691)   (1,176)    2,180
                                  =======  =======  =======   =======   =======
Basic net income (loss) per
 share..........................  $  (.56) $  (.27) $  (.21)  $  (.10)  $   .15
                                  =======  =======  =======   =======   =======
Diluted net income (loss) per
 share..........................  $  (.56) $  (.27) $  (.21)  $  (.10)  $   .08
                                  =======  =======  =======   =======   =======
Shares used in basic per share
 computation....................   11,365   11,383   12,677    11,578    14,142
Shares used in diluted per share
 computation....................   11,365   11,383   12,677    11,578    25,729


                See accompanying notes to financial statements.

                               NVIDIA CORPORATION

                       STATEMENTS OF STOCKHOLDERS' EQUITY

                             (DOLLARS IN THOUSANDS)

                                                                                             TOTAL
                          PREFERRED STOCK    COMMON STOCK    ADDITIONAL DEFERRED  ACCUMU-    STOCK-
                          ---------------- -----------------  PAID-IN   COMPEN-    LATED    HOLDERS'
                           SHARES   AMOUNT   SHARES   AMOUNT  CAPITAL    SATION   DEFICIT    EQUITY
                          --------- ------ ---------- ------ ---------- --------  --------  --------
Balances, December 31,
 1994...................  6,693,831  $ 7   11,365,300  $11    $ 6,456   $   --    $ (1,846) $ 4,628
Issuance of Series B
 preferred stock........    416,667  --           --   --         750       --         --       750
Exercise of Series B
 warrants...............     13,888  --           --   --          25       --         --        25
Issuance of Series C
 preferred stock, net of
 issuance costs of $14..    750,000    1          --   --       4,985       --         --     4,986
Net loss................        --   --           --   --         --        --      (6,377)  (6,377)
                          ---------  ---   ----------  ---    -------   -------   --------  -------
Balances, December 31,
 1995...................  7,874,386    8   11,365,300   11     12,216       --      (8,223)   4,012
Exercise of Series B
 warrants...............     13,889  --           --   --          25       --         --        25
Issuance of common stock
 and stock options for
 services...............        --   --         2,200  --          25       --         --        25
Issuance of common stock
 upon exercise of stock
 options................        --   --       199,874    1         51       --         --        52
Net loss................        --   --           --   --         --        --      (3,077)  (3,077)
                          ---------  ---   ----------  ---    -------   -------   --------  -------
Balances, December 31,
 1996...................  7,888,275    8   11,567,374   12     12,317       --     (11,300)   1,037
Issuance of Series D
 preferred stock, net of
 issuance costs of $30..  1,438,812    1          --   --       7,537       --         --     7,538
Grant of common stock
 options for lease
 financing and
 consulting services....        --   --           --   --         120       --         --       120
Issuance of common stock
 upon exercise of stock
 options................        --   --     2,573,211    2        828       --         --       830
Deferred compensation
 related to grant of
 common stock options...        --   --           --   --       2,100    (2,100)       --       --
Amortization of deferred
 compensation...........        --   --           --   --         --         62        --        62
Net loss................        --   --           --   --         --        --      (2,691)  (2,691)
                          ---------  ---   ----------  ---    -------   -------   --------  -------
Balances, December 31,
 1997...................  9,327,087    9   14,140,585   14     22,902    (2,038)   (13,991)   6,896
Issuance of common stock
 upon exercise of stock
 options(1).............        --   --         1,125  --           4       --         --         4
Deferred compensation
 related to grant of
 common stock
 options (1) ...........        --   --           --   --         305      (305)       --       --
Amortization of deferred
 compensation (1).......        --   --           --   --         --        177        --       177
Net income (1)..........        --   --           --   --         --        --       2,180    2,180
                          ---------  ---   ----------  ---    -------   -------   --------  -------
Balances, March 29, 1998  9,327,087  $ 9   14,141,710  $14    $23,211   $(2,166)  $(11,811) $ 9,257
                          =========  ===   ==========  ===    =======   =======   ========  =======

--------
(1) Unaudited


                See accompanying notes to financial statements.

                               NVIDIA CORPORATION

                            STATEMENTS OF CASH FLOWS

                                 (IN THOUSANDS)

                                 YEAR ENDED DECEMBER 31,     THREE MONTHS ENDED
                                 --------------------------  -------------------
                                                             MARCH 30, MARCH 29,
                                  1995     1996      1997      1997      1998
                                 -------  -------  --------  --------- ---------
                                                                 (UNAUDITED)
Cash flows from operating
 activities:
  Net income (loss)............  $(6,377) $(3,077) $ (2,691)  $(1,176)  $ 2,180
  Adjustments to reconcile net
   income (loss) to net cash
   provided by (used in)
   operating activities:
    Depreciation and
     amortization..............      524      802     1,363       235       677
    Stock options granted in
     exchange for lease
     financing and services....       25       50       120       --        --
    Amortization of deferred
     compensation..............      --       --         62       --        177
    Changes in operating assets
     and liabilities:
      Accounts receivable......     (458)     (24)  (11,446)   (1,067)   (4,178)
      Inventory................      --       --        --        --     (2,523)
      Prepaid expenses and
       other current assets....     (592)      44      (199)      (41)     (798)
      Deposits and other
       assets..................      (65)     (19)      (58)      --        --
      Accounts payable.........      510     (506)   11,295       (18)    7,759
      Accrued liabilities......      300    2,451       373     1,132       409
      Income taxes payable.....      --       --        --        --        728
                                 -------  -------  --------   -------   -------
        Net cash provided by
         (used in) operating
         activities............   (6,133)    (279)   (1,181)     (935)    4,431
                                 -------  -------  --------   -------   -------
Cash flows used in investing
 activities--purchases of
 property and equipment........       (5)      (9)   (2,732)      (60)   (2,024)
                                 -------  -------  --------   -------   -------
Cash flows from financing
 activities:
  Net proceeds from sale of
   common stock................      --        51       830         6         4
  Net proceeds from sale of
   preferred stock.............    5,762      --      7,538       --        --
  Payments under capital
   leases......................     (307)    (502)   (1,037)     (210)     (322)
                                 -------  -------  --------   -------   -------
        Net cash provided by
         (used in) financing
         activities............    5,455     (451)    7,331      (204)     (318)
                                 -------  -------  --------   -------   -------
Change in cash and cash
 equivalents...................     (683)    (739)    3,418    (1,199)    2,089
Cash and cash equivalents at
 beginning of period...........    4,555    3,872     3,133     3,133     6,551
                                 -------  -------  --------   -------   -------
Cash and cash equivalents at
 end of period.................  $ 3,872  $ 3,133  $  6,551   $ 1,934   $ 8,640
                                 =======  =======  ========   =======   =======
Cash paid for interest.........  $   152  $   215  $    267   $    54   $    84
                                 =======  =======  ========   =======   =======
Noncash financing and investing
 activity--assets recorded
 under capital lease...........  $ 1,430  $   265  $  3,023   $   544   $   765
                                 =======  =======  ========   =======   =======


                See accompanying notes to financial statements.

                              NVIDIA CORPORATION

                         NOTES TO FINANCIAL STATEMENTS
                               DECEMBER 31, 1997
                     (UNAUDITED AS TO MARCH 29, 1998 DATA)

(1) ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

  Organization

  NVIDIA Corporation (the "Company") designs, develops and markets 3D interactive graphics processors and related software for the mainstream PC market. The Company operates primarily in one business segment in the United States.

  Interim Financial Information

  The financial information presented as of and for the three months ended March 30, 1997 and March 29, 1998 is unaudited. In the opinion of management, this unaudited financial information contains all adjustments (which consist only of normal, recurring adjustments) necessary for a fair presentation. Operating results for the three months ended March 29, 1998 are not necessarily indicative of results that may be expected for the full year.

  Fiscal Year

  The Company's fiscal years ended on December 31 prior to December 31, 1997. Effective January 1, 1998, the Company changed its fiscal year end from December 31 to a 52- or 53-week year ending on the last Sunday in December.

  Cash and Cash Equivalents

  The Company considers all highly liquid investments purchased with a maturity of three months or less at the time of purchase to be cash equivalents.

  Inventories

  Inventories are stated at the lower of first-in, first-out cost or market. Inventories at March 29, 1998 primarily consisted of finished goods. Inventories were immaterial as of December 31, 1996 and 1997.

  Property and Equipment

  Property and equipment are stated at cost. Depreciation is computed using the straight-line method based on estimated useful lives, generally three to four years. Depreciation expense includes the amortization of assets recorded under capital leases. Leasehold improvements and assets recorded under capital leases are amortized over the shorter of the lease term or the estimated useful life of the asset.

  Software Development Costs

  Software development costs are expensed as incurred until the technological feasibility of the related product has been established. After technological feasibility is established, any additional software development costs would be capitalized in accordance with Financial Accounting Standards Board Statement of Financial Accounting Standards ("SFAS") No. 86, Capitalization of Software Development Costs. Through December 31, 1997, the Company's process for developing software was essentially completed concurrently with the establishment of technological feasibility, and, accordingly, no software costs have been capitalized to date. Software development costs incurred prior to achieving technological feasibility are charged to research and development expense as incurred.

                              NVIDIA CORPORATION

  Revenue Recognition

  Revenue from product sales to original equipment manufacturers is recognized after receipt of a signed purchase order and upon shipment, if acceptance of the product is assured and collectibility of the resulting receivable is probable. An allowance for any anticipated returns is recorded at the time of sale. While the Company has not yet sold products through distributors, the Company's policy on sales to distributors will be to defer recognition of sales and related gross profit until the distributors resell the product. Royalty revenue is recognized upon shipment of product by the licensee to its customers. The Company believes its revenue recognition policies are in accordance with American Institute of Certified Public Accountants Statement of Position ("SOP") No. 91-1 and its successor, SOP No. 97-2.

  Research and Development Arrangements

  The Company enters into contractual agreements to provide design, development and support services on a best efforts basis. All amounts funded to the Company under these agreements are non-refundable once paid. The Company recorded reductions to research and development expense based on the percentage-of-completion method, limited by the amounts funded.

  Accounting for Stock-Based Compensation

  The Company uses the intrinsic value method to account for its stock-based employee compensation plans.

  Income Taxes

  The Company records income taxes using the asset and liability method. Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recorded or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

  Net Income (Loss) Per Share

  Basic net income (loss) per share is computed using the weighted average number of common shares outstanding during the period. Diluted net income
(loss) per share is computed using the weighted average number of common and dilutive common equivalent shares outstanding during the period, using either the as-if-converted method for convertible preferred stock or the treasury stock method for options and warrants. The effect of including convertible preferred stock, options and warrants would have been antidilutive during all periods presented and, as a result, such effect has been excluded from the computation of diluted net loss per share. See Note 3 for information regarding potentially dilutive outstanding shares of, and warrants to purchase, convertible preferred stock and outstanding options to purchase common stock. Pursuant to SEC Staff Accounting Bulletin No. 98, common stock and convertible preferred stock issued for nominal consideration and options and warrants granted for nominal consideration prior to the anticipated effective date of the initial public offering (IPO) are included in the calculation of basic and diluted net income (loss) per share, as if they were outstanding for all periods presented. To date, the Company has not had any issuances or grants for nominal consideration. The following is a reconciliation of the numerators and denominators of the basic and diluted earnings per share (EPS) computations for the periods presented:

                              NVIDIA CORPORATION

                                                                         PER
                                                INCOME       SHARES     SHARE
                                              (NUMERATOR) (DENOMINATOR) AMOUNT
                                              ----------- ------------- ------
                                                       (IN THOUSANDS)
YEAR ENDED DECEMBER 31, 1995
Basic and Diluted EPS:
Net loss.....................................   $(6,377)     11,365     $(0.56)
                                                =======      ======     ======
YEAR ENDED DECEMBER 31, 1996
Basic and Diluted EPS:
Net loss.....................................   $(3,077)     11,383     $(0.27)
                                                =======      ======     ======
YEAR ENDED DECEMBER 31, 1997
Basic and Diluted EPS:
Net loss.....................................   $(2,691)     12,677     $(0.21)
                                                =======      ======     ======
THREE MONTHS ENDED MARCH 30, 1998
Basic EPS:
Net income...................................   $22,108      14,142     $ 0.15
Effect of dilutive securities:
  Stock options outstanding..................       --        2,260      (0.02)
  Convertible................................       --        9,327      (0.05)
                                                -------      ------     ------
Diluted EPS:
Net income...................................   $22,108      25,729     $ 0.08
                                                =======      ======     ======

  Fair Value of Financial Instruments

  The carrying value of cash, cash equivalents, accounts receivable, accounts payable and accrued liabilities approximate fair value due to the short maturity of those instruments.

  Use of Estimates

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the recorded amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

(2) BALANCE SHEET COMPONENTS

  Certain balance sheet components are as follows:

  Property and Equipment

                                                    DECEMBER 31,
                                                   ----------------
                                                                      MARCH 29,
                                                    1996     1997       1998
                                                   -------  -------  -----------
                                                                     (UNAUDITED)
                                                         (IN THOUSANDS)
     Purchased engineering software............... $    --  $ 3,158    $ 3,313
     Test equipment...............................     187    1,467      1,484
     Computer equipment...........................   2,209    3,264      5,750
     Leasehold improvements.......................      69       74         74
     Office furniture and equipment...............     159      259        358
     Assets held for lease........................     --       157        188
                                                   -------  -------    -------
                                                     2,624    8,379     11,167
     Accumulated depreciation and amortization....  (1,480)  (2,843)    (3,519)
                                                   -------  -------    -------
       Property and equipment, net................ $ 1,144  $ 5,536    $ 7,648
                                                   =======  =======    =======

                              NVIDIA CORPORATION

  Accrued Liabilities

                                                       DECEMBER 31,
                                                       -------------
                                                                      MARCH 29,
                                                        1996   1997     1998
                                                       ------ ------ -----------
                                                                     (UNAUDITED)
                                                            (IN THOUSANDS)
     Advances on development agreement................ $2,500 $2,500   $1,875
     Other............................................    372    745    1,779
                                                       ------ ------   ------
                                                       $2,872 $3,245   $3,654
                                                       ====== ======   ======

(3) STOCKHOLDERS' EQUITY

  Convertible Preferred Stock

  In 1993, the Company sold 4,303,000 shares of Series A preferred stock at $0.50 per share, net of $22,000 of issuance costs. In 1994, the Company sold 2,390,831 shares of Series B preferred stock at $1.80 per share, net of $57,000 of issuance costs. In 1995, the Company sold 416,667 shares of Series B preferred stock at $1.80 per share. In 1995, the Company sold 750,000 shares of Series C preferred stock at $6.67 per share, net of $14,000 of issuance costs. On August 19 and September 12, 1997, the Company sold an aggregate of 1,438,812 shares of Series D preferred stock at $5.26 per share, net of $30,000 of issuance costs.

  The rights, preferences, and privileges of the holders of Series A, B, C and D convertible preferred stock are as follows:

  . Dividends are noncumulative and payable only upon declaration by the Board of Directors at a rate of $.04, $.144, $.533 and $.42 per share for Series A, B, C and D preferred stock, respectively.

  . Holders of Series A, B, C and D preferred stock have a liquidation preference of $.50, $1.80, $6.67, and $5.26 per share, respectively, plus any declared but unpaid dividends over holders of common stock.

  . Each holder of preferred stock has voting rights equal to common stock on an "as-if-converted" basis.

  . Each share of preferred stock may be converted into common stock at the option of the holder on a one-for-one basis, subject to adjustment to protect against dilution. Automatic conversion will occur upon the earlier of a vote of holders of at least two-thirds of the shares of preferred stock then outstanding or upon the closing of an initial public offering of common stock in which the aggregate proceeds exceed $15,000,000 and the offering price equals or exceeds $10.00 per share.

  Warrants

  During the period 1993 through 1997, the Company granted warrants to purchase 80,000; 66,877; 10,000 and 29,706 of Series A, B, C and D preferred stock, respectively, in connection with lease financing and services. These warrants are exercisable at $.50, $1.80, $6.67 and $5.26 for shares of Series A, B, C and D preferred stock, respectively, and expire from 2003 to 2007. At December 31, 1997, warrants to purchase 80,000, 39,100, 10,000 and 29,706 shares of Series A, B, C and D preferred stock, respectively, were outstanding.

  The fair value of all warrant issuances calculated using the Black-Scholes option pricing model was not material, using the following assumptions: dividend yield - none; expected life - contractual term; risk free interest rates - 6.0% to 6.5%; volatility - 60%.

                              NVIDIA CORPORATION

  Options

  The Equity Incentive Plan (the "Plan"), as amended and restated on February 17, 1998, provides for the issuance of up to 15,000,000 shares of the Company's common stock to directors, employees and consultants. The Plan provides for the issuance of stock bonuses, restricted stock purchase rights, incentive stock options or nonstatutory stock options.

  Pursuant to the Plan, the exercise price for incentive stock options is at least 100% of the fair market value on the date of grant or for employees owning in excess of 10% of the voting power of all classes of stock, 110% of the fair market value on the date of grant. For nonstatutory stock options, the exercise price is no less than 85% of the fair market value on the date of grant.

  Options generally expire in 10 years. Vesting periods are determined by the Board of Directors; however, options generally vest ratably over four years beginning one year after the date of grant. Options may be exercised prior to full vesting. Any unvested shares so purchased are subject to a repurchase right in favor of the Company with the repurchase price to be equal to the original purchase price of the stock. The right to repurchase at the original price shall lapse at a minimum rate of 20% per year over five years from the date the option was granted. As of December 31, 1997, there were 1,942,897 such shares subject to repurchase.

  The Company accounts for the plan using the intrinsic value method. As such, compensation expense is recorded if on the date of grant the current fair value per share of the underlying stock exceeds the exercise price per share. With respect to certain options granted during 1997, the Company has recorded deferred compensation of $2,100,000 for the difference at the grant date between the exercise price per share and the fair value per share, based upon independent valuations and management's estimate of the fair value of the Company's stock on the various grant dates of the common stock underlying the options. This amount is being amortized on a straight line basis over the vesting period of the individual options, generally four years.

  Had compensation cost for the Company's stock-based compensation plan been determined consistent with SFAS No. 123, the Company's net loss would have increased and net income would have decreased to the pro forma amounts indicated below:

                                                             THREE MONTHS ENDED
                                   1995     1996     1997      MARCH 29, 1998
                                  -------  -------  -------  ------------------
                                      (IN THOUSANDS)            (UNAUDITED)
Net income (loss):
  As reported.................... $(6,377) $(3,077) $(2,691)       $2,180
  Pro forma......................  (6,389)  (3,109)  (2,796)        2,140
Net income (loss) per share:
  As reported and pro forma basic
   net income (loss) per share... $  (.56) $  (.27) $  (.21)       $  .15
  As reported and pro forma
   diluted net income (loss) per
   share.........................    (.56)    (.27)    (.21)          .08
  Shares used in computing
   reported and pro forma basic
   net income (loss) per share...  11,365   11,383   12,677        14,142
  Shares used in computing
   reported and pro forma diluted
   net income (loss) per share...  11,365   11,383   12,677        25,729

  The fair value of each option grant is estimated on the date of grant using the minimum value method with the following weighted-average assumptions: no dividend yield; risk free interest rate of 6.5%; and expected life for the option of five years.

                              NVIDIA CORPORATION

  A summary of option transactions under the Plan follows:

                                                                       WEIGHTED
                                                           NUMBER OF    AVERAGE
                                              AVAILABLE   SHARES UNDER PRICE PER
                                              FOR GRANT      OPTION      SHARE
                                             -----------  ------------ ---------
     Balances, December 31, 1994............     459,707      143,000    $ .09
       Authorized...........................   1,500,000          --       --
       Granted..............................  (1,490,375)   1,490,375      .18
       Exercised............................         --       (12,500)     .18
                                             -----------   ----------
     Balances, December 31, 1995............     469,332    1,620,875      .17
       Authorized...........................   4,000,000          --       --
       Granted..............................  (1,756,860)   1,756,860      .31
       Exercised............................         --      (407,581)     .20
       Canceled.............................     794,134     (794,134)     .19
                                             -----------   ----------
     Balances, December 31, 1996............   3,506,606    2,176,020      .27
       Authorized...........................   2,000,000          --       --
       Granted..............................  (4,950,857)   4,950,857     1.43
       Exercised............................         --    (2,573,211)     .32
       Canceled.............................     868,208     (868,208)     .29
                                             -----------   ----------
     Balances, December 31, 1997............   1,423,957    3,685,458      .28
       Authorized (unaudited)...............   4,800,000          --       --
       Granted (unaudited).................. (2,327,500)    2,327,500     6.93
       Exercised (unaudited)................         --        (1,125)    3.15
       Canceled (unaudited).................      15,000      (15,000)    5.67
                                             -----------   ----------
     Balances, March 29, 1998 (unaudited)...   3,911,457    5,996,833    $3.90
                                             ===========   ==========

  During 1997, the Company granted Common Stock options within the Plan to consultants for services rendered. The fair value of all option grants to non-employees calculated using the Black-Scholes option pricing model was $120,000, using the following assumptions: dividend yield--none; expected life--contractual term; risk free interest rates--6.0% to 6.5%; volatility-- 60%. Options to purchase 50,000 shares of Common Stock were granted to an outside investor during the Series D preferred stock offering.

  The weighted-average fair value of options granted during 1995, 1996 and 1997 was $.05, $.08 and $.79, respectively. At December 31, 1997, 2,230,458 shares were exercisable.

  The following table summarizes information about stock options outstanding as of December 31, 1997:

                                                    OUTSTANDING
                                               ---------------------
                                                          WEIGHTED-
                                                           AVERAGE
                                                          REMAINING    NUMBER
                     EXERCISE                   NUMBER   CONTRACTUAL  OF SHARES
                      PRICES                   OF SHARES    LIFE     EXERCISABLE
                     --------                  --------- ----------- -----------
     $ .05....................................     3,000    6.50          3,000
       .18....................................    50,000    7.08         50,000
       .36.................................... 1,034,833    9.07      1,034,833
      1.30....................................   796,000    9.70        781,000
      2.64.................................... 1,155,500    9.91        345,500
      3.15....................................   696,125    9.98         16,125
                                               ---------    ----      ---------
     $ .05 - $3.15............................ 3,735,458    9.60      2,230,458
                                               =========              =========

                              NVIDIA CORPORATION

(4) COMMITMENTS

  The Company leases a facility in Sunnyvale, California under operating lease agreements that expire in August 1998. The Company is committed to pay approximately $499,000 of future minimum lease payments under this agreement during 1998. Rent expense for 1995, 1996 and 1997 was approximately $325,000, $408,000 and $426,000, respectively.

  In addition to the facility lease, the Company also leases certain computers and equipment under capital leases with the option to purchase the assets upon termination of the leases. As of December 31, 1997, future minimum lease payments, including costs to exercise buyout options under capital leases, were as follows:

                                                                 (IN THOUSANDS)
Year ending December 31:
  1998..........................................................     $1,589
  1999..........................................................      1,442
  2000..........................................................        934
  2001..........................................................          7
                                                                     ------
    Total lease payments........................................      3,972
Less amount representing interest, at rates ranging from 9% to
 12%............................................................        647
                                                                     ------
Present value of minimum lease payments.........................      3,325
Less current portion............................................      1,434
                                                                     ------
    Long-term portion...........................................     $1,891
                                                                     ======

  Assets recorded under capital leases included in property and equipment were $2,314,000 and $4,765,000 as of December 31, 1996 and 1997, respectively.
Accumulated amortization thereon was $1,233,000 and $2,137,000 as of December 31, 1996 and 1997, respectively.

(5) INCOME TAXES

  The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities are presented below:

                                                                DECEMBER 31,
                                                               ----------------
                                                                1996     1997
                                                               -------  -------
                                                               (IN THOUSANDS)
     Deferred tax assets:
       Net operating loss carryforwards....................... $ 3,374  $ 3,743
       Plant and equipment--depreciation differences..........     127      173
       Advances on development contract.......................     996      996
       Research credit carryforwards..........................     617    1,058
       Stock options..........................................     --        72
       Other reserves and accruals............................     107      229
                                                               -------  -------
         Total gross deferred tax assets......................   5,221    6,271
       Less valuation allowance...............................  (5,221)  (6,271)
                                                               -------  -------
         Net deferred tax assets.............................. $   --   $   --
                                                               =======  =======

  The net increase in the valuation allowance was approximately $1,800,000 and $1,050,000 for the years ended December 31, 1996 and 1997, respectively. The Company believes that sufficient uncertainty exists with

                              NVIDIA CORPORATION
respect to future realization of these deferred tax assets; therefore, it has established a valuation allowance against all net deferred tax assets.

  The Company has net operating loss carryforwards for federal income tax return purposes of approximately $10,000,000, which can be used to reduce future taxable income. These carryforwards expire in 2008 through 2012. As of December 31, 1997, the Company had California operating loss carryforwards of approximately $5,000,000 available to offset future income subject to California franchise tax. The difference between the federal loss carryforwards and the California loss carryforwards results primarily from a 50% limitation on California loss carryforwards, and certain research and development costs that were deferred for California tax purposes. The California net operating loss carryforwards expire in various amounts from 1998 through 2002. The Company also has federal and California tax credit carryforwards of approximately $600,000 and $450,000, respectively, as of December 31, 1997. These tax credits expire through 2012.

  Under the Tax Reform Act of 1986, the amounts of any benefit from net operating losses and credits that can be carried forward may be limited in the event of an ownership change as defined in the Internal Revenue Code, Section 382.

(6) DEVELOPMENT AGREEMENTS

  The Company has a strategic collaboration agreement with ST Microelectronics, Inc. ("ST") for the manufacture, marketing, and sale of certain of the Company's products. In 1996, ST paid the Company $2,500,000 for advanced royalty payments and agreed to partially support the research and development and marketing efforts for certain of the Company's products. In connection with this agreement the Company recorded royalty income of $79,000, $202,000 and $1,791,000 in 1995, 1996 and 1997, respectively; a reduction to research and development cost of $1,580,000 and $1,936,000 in 1996 and 1997, respectively, and a reduction to sales, general and administrative expense of $495,000 and $420,000 in 1996 and 1997, respectively. In January of 1998, ST agreed to forgive the $2,500,000 in advanced royalty payments in exchange for the Company's obligation to provide ST continued development and support on certain products developed through the end of 1998. Accordingly, $2,500,000 is included in accrued liabilities at December 31, 1996 and 1997.

  In May 1995, the Company entered into a five year strategic alliance agreement (the "Agreement") with a third party to develop a product, the NV2, using the Company's technology with the purpose of incorporating the NV2 into such third party's products. The third party made nonrefundable payments to the Company to develop the NV2. The Company recorded a reduction to research and development of $2,000,000 in 1995 and $3,000,000 in 1996. As part of this agreement, the third party also purchased in July 1995, 750,000 shares of Series C convertible preferred stock for $5,000,000. The third party revised its product development plans, and the Company terminated the development of this particular technology in 1996.

  The costs incurred under the development agreements approximated the amounts recorded as reduction to expenses.

(7) RISK AND UNCERTAINTIES

  Product Concentration. The Company designs, develops and markets 3D graphics processors for the mainstream PC market. Substantially all of the Company's revenue from product sales in 1997 was derived from sales of one product, the RIVA128 graphics processor. Since the Company has no other product line, the Company's business, financial condition and results of operations would be materially adversely affected if for any reason its current or future 3D graphics processors do not achieve widespread acceptance in the mainstream PC market.

                              NVIDIA CORPORATION

  Customer Concentration. The Company has only a limited number of customers and its sales are highly concentrated. The Company primarily sells its products to add-in board manufacturers, which incorporate graphics products in the boards they sell to PC OEMs. Product revenue from STB Systems, Inc. ("STB") and Diamond Multimedia Systems, Inc. ("Diamond") accounted for 63% and 31%, respectively, of the Company's 1997 revenue and in 1996 and 1995 Diamond accounted for 82% and 86%, respectively, of revenue. Sales to add-in board manufacturers are primarily dependent on achieving design wins with leading PC OEMs, and the Company believes that the large majority of its 1997 revenue was attributable to products that ultimately were incorporated into PCs sold by Compaq, Dell, Gateway, Micron and Packard Bell NEC. As a result, the Company's business, financial condition and results of operations could be materially adversely affected by the decision of a single PC OEM or add-in board manufacturer to cease using the Company's products or by a decline in the number of PCs or boards sold by a single PC OEM or add-in board manufacturers or by a small number of customers.

  Accounts receivable as of December 31, 1997 were $6,261,000 and $5,768,000 from STB and Diamond, respectively.

  Markets. In 1997, the Company derived all of its revenue from the sale or license of products for use in PCs. The PC market is characterized by rapidly changing technology, evolving industry standards, frequent new product introductions and significant price competition, resulting in short product life cycles and regular reductions in average selling prices over the life of a specific product. In addition, the Company's success will depend in part upon the emerging mainstream PC 3D graphics market. This market has only recently begun to emerge and is dependent on future development of a substantial customer and computer manufacturer demand for 3D graphics functionality. If the market for mainstream PC 3D graphics fails to develop or develops more slowly than expected, the Company's business, financial condition and results of operations could be materially adversely affected.

  Intellectual Property. The Company relies primarily on a combination of patent, mask work protection, trademarks, copyrights, trade secret laws, employee and third-party nondisclosure agreements and licensing arrangements to protect its intellectual property. Vigorous protection and pursuit of intellectual property rights or positions characterize the semiconductor industry, which in turn has resulted in significant and often protracted and expensive litigation. The 3D graphics market in particular has been characterized recently by the aggressive pursuit of intellectual property positions. Infringement claims by third parties or claims for indemnification by customers or end users of the Company's products resulting from infringement claims could be asserted in the future and such assertions, of proven to be true, could materially adversely affect the Company's business, financial condition and results of operations. Any limitations on the Company's ability to market its products, or delays and costs associated with redesigning its products or payments of license fees to third parties, or any failure by the Company to develop or license a substitute technology on commercially reasonable terms, could have a material adverse effect on the Company's business, financial condition and results of operations.

(8) SUBSEQUENT EVENTS

  Reincorporation

  On April 16, 1998, the Company was reincorporated in the state of Delaware. The Certificate of Incorporation of the Delaware corporation authorizes 200,000,000 shares of common stock, $.001 par value per share, and 10,000,000 shares of preferred stock, $.001 par value per share. The accompanying financial statements have been retroactively restated to give effect to the reincorporation.

  Employee Stock Purchase Plan.

  In February 1998, the Board approved the 1998 Employee Stock Purchase Plan (the "Purchase Plan"), covering an aggregate of 500,000 shares of Common Stock. The Purchase Plan is intended to qualify as an

                              NVIDIA CORPORATION

"employee stock purchase plan" within the meaning of Section 423 of the Code. Under the Purchase Plan, the Board may authorize participation by eligible employees, including officers, in periodic offerings following the adoption of the Purchase Plan. The offering period for any offering will be no longer than 27 months.

  Employees are eligible to participate if they are employed by the Company or an affiliate of the Company designated by the Board. Employees who participate in an offering generally can have up to 10% of their earnings withheld pursuant to the Purchase Plan and applied, on specified dates determined by the Board, to the purchase of shares of Common Stock. The Board may increase this percentage in its discretion, up to 15%. The price of Common Stock purchased under the Purchase Plan will be equal to 85% of the lower of the fair market value of the Common Stock on the commencement date of each offering period or the relevant purchase date. Employees may end their participation in the offering at any time during the offering period, and participation ends automatically on termination of employment with the Company.

  Non-Employee Directors' Stock Option Plan

  In February 1998, the Board adopted the 1998 Non-Employee Directors' Stock Option Plan (the "Directors' Plan") to provide for the automatic grant of options to purchase shares of Common Stock to non-employee directors of the Company who are not employees of or consultants to the Company or an affiliate of the Company (a "Non-Employee Director"). The Compensation Committee administers the Directors' Plan. The aggregate number of shares of Common Stock that may be issued pursuant to options granted under the Directors' Plan is 300,000 shares.

LEGAL PROCEEDINGS

  Silicon Graphics, Inc. ("SGI") filed a patent infringement lawsuit against the Company in April 1998, and in May 1998, S3 Incorporated ("S3") filed a patent infringement lawsuit against the Company. In the event of an adverse result in either the SGI or the S3 suit, the Company could be required to do one or more of the following: pay substantial damages (including treble damages), cease the manufacture, use and sale of any infringing products, expend significant resources to develop non-infringing technology, or obtain a license from SGI or S3 for any infringing technology. Either suit could result in limitations on the Company's ability to market its products, delays and costs associated with redesigning its products or payments of license fees or other payments to SGI or S3, any of which would have a material adverse effect on the Company's business, financial condition and results of operations.

                               INSIDE BACK COVER

[Description of illustrations: Depiction of a bee on a computer screen in the following phases of graphic rendering--wire frame, Gouraud shading, texture mapping and bump mapping with lighting and reflections.]

                                [LOGO OF NVIDIA]

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

  The following table sets forth all expenses, other than the underwriting discounts and commissions, payable by the Registrant in connection with the sale of the shares of Common Stock being registered. All the amounts shown are estimates except for the SEC registration fee, the NASD filing fee and the Nasdaq National Market application fee.

      SEC Registration fee.......................................... $   11,800
      NASD filing fee...............................................      4,500
      Nasdaq National Market listing fee............................     95,000
      Blue sky qualification fees and expenses......................      5,000
      Printing and engraving expenses...............................    150,000
      Legal fees and expenses.......................................    400,000
      Accounting fees and expenses..................................    175,000
      Transfer agent and registrar fees.............................     10,000
      Miscellaneous.................................................    298,700
                                                                     ----------
          Total..................................................... $1,150,000
                                                                     ==========

ITEM 14. INDEMNIFICATION OF OFFICERS AND DIRECTORS.

  As permitted by Section 145 of the Delaware General Corporation Law, the Bylaws of the Company provide that (i) the Company is required to indemnify its directors and executive officers to the fullest extent permitted by the Delaware General Corporation Law, (ii) the Company may, in its discretion, indemnify other officers, employees and agents as set forth in the Delaware General Corporation Law, (iii) to the fullest extent not prohibited by the Delaware General Corporation Law, the Company is required to advance all expenses incurred by its directors and executive officers in connection with a legal proceeding (subject to certain exceptions), (iv) the rights conferred in the Bylaws are not exclusive, (v) the Company is authorized to enter into indemnification agreements with its directors, officers, employees and agents and (vi) the Company may not retroactively amend the Bylaws provisions relating to indemnity.

  The Company has entered into agreements with its directors and executive officers that require the Company to indemnify such persons against expenses, judgments, fines, settlements and other amounts that such person becomes legally obligated to pay (including expenses of a derivative action) in connection with any proceeding, whether actual or threatened, to which any such person may be made a party by reason of the fact that such person is or was a director or officer of the Company or any of its affiliated enterprises, provided such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Company. The indemnification agreements also set forth certain procedures that will apply in the event of a claim for indemnification thereunder.

  The Underwriting Agreement filed as Exhibit 1.1 to this Registration Statement provides for indemnification by the Underwriters of the Registrant and its officers and directors for certain liabilities arising under the Securities Act of 1933, as amended (the "Securities Act"), or otherwise.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

  Since June 1, 1995, the Registrant has sold and issued the following unregistered securities:

    (1) In July 1995, the Company sold 750,000 shares of the Company's Series C Preferred Stock for an aggregate purchase price of $5,000,000.

    (2) In October 1995, the Company issued, in connection with an equipment lease, a warrant to purchase 5,400 shares of Series C Preferred Stock at an exercise price of $6.67 per share.

    (3) In October 1996, the Company issued, in connection with equipment leases, a warrant to purchase 200 shares of Series B Preferred Stock at an exercise price of $1.80 per share and a warrant to purchase 4,600 shares of Series C Preferred Stock at an exercise price of $6.67.

    (4) In August and September 1997, the Company sold an aggregate of 1,438,812 shares of Series D Preferred Stock to certain investors for an aggregate purchase price of $7,568,151.

    (5) In August 1997, the Company issued, in connection with an equipment lease, a warrant to purchase 7,843 shares of Series D Preferred Stock at an exercise price of $5.26 per share.

    (6) In October 1997, the Company issued, in connection with an equipment leases, warrants to purchase an aggregate of 21,863 shares of Series D Preferred Stock at an exercise price of $5.26 per share.

    (7) In October 1997, the Company issued an option to purchase 50,000 shares of Common Stock at an exercise price of $2.64 per share.

    (8) From June 1, 1995 to May 31, 1998, the Company granted stock options to employees, directors and consultants covering an aggregate of 10,497,110 shares of the Company's Common Stock, at exercise prices varying from $0.18 to $9.00. Of such shares, 2,996,810 shares have been issued and sold pursuant to the exercise of such options. Options to purchase 1,744,717 shares of Common Stock have been canceled or have lapsed without being exercised or otherwise been canceled. Stock awards for an aggregate of 17,932 shares were issued at purchase prices varying from $0.18 to $0.36.

  The Company claimed exemptions under the Securities Act from registration under the Securities Act for the sale and issuance of securities in the transaction described in paragraphs (1) through (7) by virtue of Section 4(2) or Regulation D promulgated thereunder as transactions not involving public offering. The purchasers in each case represented their intention to acquire the securities for investment only and not with a view to the distribution thereof. Appropriate legends are affixed to the stock certificates issued in such transactions. All recipients either received adequate information about the Registrant or had access, through employment or other relationships, to such information.

  The sales and issuances in the transactions described in paragraph (8) above were deemed to be exempt from registration under the Securities Act by virtue of Rule 701 promulgated thereunder, in that they were issued pursuant to a written compensatory benefit plan, as provided by Rule 701.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

  (a) EXHIBITS.

      EXHIBIT
      NUMBER                       DESCRIPTION OF DOCUMENT
      -------                      -----------------------
      1.1*     Form of Underwriting Agreement.
      3.1+     Certificate of Incorporation of the Company.
      3.2+     Bylaws of the Company.
      3.3+     Form of Amended and Restated Certificate of Incorporation to be
                filed upon completion of this offering.
      4.1+     Reference is made to Exhibits 3.1 and 3.2.
      4.2+     Specimen Stock Certificate.
      4.3+     Second Amended and Restated Investors' Rights Agreement, dated
                August 19, 1997 between the Company and the parties indicated
                thereto.
      5.1*     Opinion of Cooley Godward LLP.
     10.1+     Form of Indemnity Agreement between Registrant and each of its directors and officers.
     10.2+     1998 Equity Incentive Plan.
     10.3+     Form of Incentive Stock Option Agreement under the 1998 Equity
                Incentive Plan.

      EXHIBIT
      NUMBER                       DESCRIPTION OF DOCUMENT
      -------                      -----------------------
     10.4+     Form of Nonstatutory Stock Option Agreement under the 1998
                Equity Incentive Plan.
     10.5+     1998 Employee Stock Purchase Plan.
     10.6+     Form of Employee Stock Purchase Plan Offering.
     10.7+     1998 Non-Employee Directors' Stock Option Plan.
     10.8+     Form of Nonstatutory Stock Option Agreement under the 1998 Non-
                Employee Directors' Stock Option Plan (Initial Grant).
     10.9+     Form of Nonstatutory Stock Option Agreement under the 1998 Non-
                Employee Directors' Stock Option Plan (Annual Grant).
     10.10**   Strategic Collaboration Agreement dated November 10, 1993
                between the Company and ST Microelectronics, Inc., as amended on June 3, 1996 and January 27, 1998.
     10.11+    Sublease Agreement, dated February 16, 1995, between Amdahl
                Corporation and the Company, as amended on March 1, 1995 and
                September 1, 1995.
     10.12+    Form of Nonstatutory Stock Option Agreement under the 1998 Non-
                Employee Directors' Stock Option Plan (Committee Grant).
     23.1      Consent of KPMG Peat Marwick LLP, Independent Auditors.
     23.2*     Consent of Cooley Godward llp (reference is made to Exhibit
                5.1).
     24.1+     Power of Attorney.
     27.1+     Financial Data Schedule.

--------
  *To be filed by amendment.
  +Previously filed

 **Confidential treatment has been requested for portions of this document.

  (b) FINANCIAL STATEMENT SCHEDULES.

  Schedules not listed above are omitted because they are not required, they are not applicable or the information is already included in the financial statements or notes thereto.

ITEM 17. UNDERTAKINGS.

  The undersigned Registrant hereby undertakes to provide the Underwriters at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

  Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described in Item 14, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

  The undersigned Registrant hereby undertakes that: (1) for purposes of determining any liability under the Act, the information omitted from the form of prospectus as filed as part of the registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Act shall be deemed to be part of the registration statement as of the time it was declared effective, (2) for the purpose of determining any liability under the Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and this offering of such securities at that time shall be deemed to be the initial bona fide offering thereof, and (3) to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

                                  SIGNATURES

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT HAS CAUSED THIS REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF SUNNYVALE, STATE OF CALIFORNIA, ON THE 5TH DAY OF JUNE 1998.

                                          NVIDIA Corporation

                                                      Jen-Hsun Huang*
                                          By: _________________________________
                                                      Jen-Hsun Huang
                                            President, Chief Executive Officer
                                                       and Director

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BELOW BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED.

             SIGNATURE                           TITLE                    DATE
             ---------                           -----                    ----


         Jen-Hsun Huang*             President, Chief Executive       June 5, 1998
____________________________________  Officer and Director
          Jen-Hsun Huang              (Principal Executive
                                      Officer)

     /s/ Geoffrey G. Ribar           Chief Financial Officer          June 5, 1998
____________________________________  (Principal Financial and
         Geoffrey G. Ribar            Accounting Officer)

            Tench Coxe*              Director                         June 5, 1998
____________________________________
             Tench Coxe

       Harvey C. Jones, Jr.*         Director                         June 5, 1998
____________________________________
        Harvey C. Jones, Jr.

        William J. Miller*           Director                         June 5, 1998
____________________________________
         William J. Miller

        A. Brooke Seawell*           Director                         June 5, 1998
____________________________________
         A. Brooke Seawell

         Mark A. Stevens*            Director                         June 5, 1998
____________________________________
          Mark A. Stevens

       /s/ Geoffrey G. Ribar
*By: _______________________________
         Geoffrey G. Ribar
        As Attorney-In-Fact

                                 EXHIBIT INDEX

      EXHIBIT
      NUMBER                       DESCRIPTION OF DOCUMENT
      -------                      -----------------------
      1.1*     Form of Underwriting Agreement.
      3.1+     Certificate of Incorporation of the Company.
      3.2+     Bylaws of the Company.
      3.3+     Form of Amended and Restated Certificate of Incorporation to be
                filed upon completion of this offering.
      4.1+     Reference is made to Exhibits 3.1 and 3.2.
      4.2+     Specimen Stock Certificate.
      4.3+     Second Amended and Restated Investors' Rights Agreement, dated
                August 19, 1997 between the Company and the parties indicated
                thereto.
      5.1*     Opinion of Cooley Godward llp.
     10.1+     Form of Indemnity Agreement between Registrant and each of its directors and officers.
     10.2+     1998 Equity Incentive Plan.
     10.3+     Form of Incentive Stock Option Agreement under the 1998 Equity
               Incentive Plan.
     10.4+     Form of Nonstatutory Stock Option Agreement under the 1998
                Equity Incentive Plan.
     10.5+     1998 Employee Stock Purchase Plan.
     10.6+     Form of Employee Stock Purchase Plan Offering.
     10.7+     1998 Non-Employee Directors' Stock Option Plan.
     10.8+     Form of Nonstatutory Stock Option Agreement under the 1998 Non-
                Employee Directors' Stock Option Plan (Initial Grant).
     10.9+     Form of Nonstatutory Stock Option Agreement under the 1998 Non-
                Employee Directors' Stock Option Plan (Annual Grant).
     10.10**   Strategic Collaboration Agreement dated November 10, 1993
                between the Company and ST Microelectronics, Inc., as amended on June 3, 1996 and January 27, 1998.
     10.11+    Sublease Agreement, dated February 16, 1995, between Amdahl
                Corporation and the Company, as amended on March 1, 1995 and
                September 1, 1995.
     10.12+    Form of Nonstatutory Stock Option Agreement under the 1998 Non-
                Employee Directors' Stock Option Plan (Committee Grant).
     23.1      Consent of KPMG Peat Marwick LLP, Independent Auditors.
     23.2*     Consent of Cooley Godward llp (reference is made to Exhibit
                5.1).
     24.1+     Power of Attorney.
     27.1+     Financial Data Schedule.

--------
  *To be filed by amendment.
  +Previously filed

 **Confidential treatment has been requested for portions of this document.